Exhibit 99.3

Kenon Holdings Ltd and its subsidiaries Registration Number: 201406588W

Annual Report
Year ended December 31, 2017

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Kenon Holdings Ltd

Consolidated Financial Statements
as at December 31, 2017, 2016 and 2015 and for the years then ended

Contents

Page

Directors’ Statement	F-1 – F-2

Reports of Independent Registered Public Accounting Firms	F-3 – F-6

Consolidated Financial Statements	F-7 – F-95

Statements of financial position of the Company	F-96

Notes to financial position of the Company	F-97 – F-102
1

Directors’ statement

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended December 31, 2017.

In our opinion:
(a)
the financial statements set out on pages F-7 to F-102 are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at December 31, 2017 and the financial performance, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act, Chapter 50 and Singapore Financial Reporting Standards; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorized these financial statements for issue.

Directors

The directors in office at the date of this statement are as follows:

Cyril Pierre-Jean Ducau
Lawrence Charney
N. Scott Fine
Aviad Kaufman
Antoine Bonnier
Foo Say Mui	(Appointed on May 30, 2017)
Arunava Sen	(Appointed on May 30, 2017)
Kenneth Cambie	(Resigned on March 21, 2017)
Vikram Talwar	(Resigned on June 22, 2017)

Directors’ interests

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50, (the Act), particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are as follows:

Name of director and corporation in which interests are held	Holdings at beginning of the year/date of appointment	Holdings at end of the year/date of resignation

Kenneth Cambie
Kenon Holdings Ltd - Ordinary shares	4,995	4,995

Laurence Neil Charney
Kenon Holdings Ltd - Ordinary shares	18,220	32,482

Nathan S. Fine
Kenon Holdings Ltd - Ordinary shares	14,216	27,265

Vikram Talwar
Kenon Holdings Ltd - Ordinary shares	14,216	24,686

Foo Say Mui	3,085	3,085
Kenon Holdings Ltd - Ordinary shares

Arunava Sen	3,085	3,085
Kenon Holdings Ltd - Ordinary shares

Except as disclosed in this statement, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

Except as disclosed under the “Share options” section of this report, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Share options and share plans

During the financial year, there were:

(i)	no options granted by the Company to any person to take up unissued shares in the Company; and

(ii)	no shares issued by virtue of any exercise of option to take up unissued shares of the Company.

As at the end of the financial year, there were no unissued shares of the Company under option plan.

Auditors

The auditors, KPMG LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

/s/ Cyril Pierre-Jean Ducau
Cyril Pierre-Jean Ducau
Director

/s/ Arunava Sen
Arunava Sen
Director

April 9, 2018

KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone Fax Internet	+65 6213 3388 +65 6225 0984 www.kpmg.com.sg

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Kenon Holdings Ltd.:

Opinion on the Consolidated Financial Statements
We have audited the consolidated financial statements of Kenon Holdings Ltd. (the ‘Company’) and its subsidiaries (the ‘Group’), which comprise the statements of financial position of the Group and Company as of December 31, 2017 and 2016, and the related consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for the years in the three-year period ended December 31, 2017, and the related notes (collectively, the ‘consolidated financial statements’).

 In our opinion based on our audits, and the report of the other auditors, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group and financial position of the Company as of December 31, 2017 and 2016, and the results of the Group’s operations and cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with the provisions of the Singapore Companies Act, Chapter 50 (the ‘Act’) and Financial Reporting Standards in Singapore (‘FRSs’).

We did not audit the combined financial statements of certain discontinued operations relating to Distribuidora de Electricidad de Occidente, S. A. ('DEOCSA') and Distribuidora de Electricidad de Oriente, S. A. ('DEORSA'), which statements reflect total assets constituting approximately $844 million of consolidated total assets as of December 31, 2016, and constituting approximately $16 million and $36 million of both profit for the year from discontinued operations and profit/(loss) for the year, for the years ended December 31, 2017 and 2016, respectively. Those combined financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for DEOCSA and DEORSA, is based solely on the reports of the other auditors.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group and Company, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information
Management is responsible for the other information included in the annual report. The other information comprises the Directors’ Statement included in the annual report, but does not include the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express an opinion or any form of assurance on it.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

KPMG LLP (Registration No.T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Responsibilities of Management and Those Charged With Governance for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provisions of the Act and FRSs’; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern in accordance with FRSs, and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

As part of an audit in accordance with GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

•	Conclude on the Company's ability to continue as a going concern and conclude on the appropriateness of management's use of the going concern basis of accounting.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.

Report on Other Legal and Regulatory Requirements
In our opinion, the accounting and other records required by the Act to be kept by the Company and by those subsidiary corporations incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

/s/ KPMG LLP
KPMG LLP
Public Accountants and
Chartered Accountants

Singapore
April 9, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Distribuidora de Electricidad de Occidente, S.A. and
Distribuidora de Electricidad de Oriente, S.A.
(Guatemalan Entities)

Opinion on the Combined Financial Statements

We have audited the combined statement of financial position of Distribuidora de Electricidad de Occidente, S.A. (DEOCSA) and Distribuidora de Electricidad de Oriente, S.A. (DEORSA, and together with DEOCSA, the "Combined Entities") as of December 31, 2017,and 2016 and the related combined statements of profit or loss and other comprehensive income, changes in shareholders· equity, and cash flows for each of the two years in the period ended December 31 , 2017 (collectively referred to as the "combined financial statements"). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Combined Entities as of December 31, 2017 and 2016, and the combined results of their operations and their cash flows for each of the two years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These combined financial statements are the responsibility of the Combined Entities' management. Our responsibility is to express an opinion on the Combined Entities' combined financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Combined Entities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Combined Entities are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Combined Entities' internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opin ion.

Emphasis of a Matter

As discussed in Note 30c of the Combined Entities' combined financial statements, in 2011, the previous owners of DEORSA and DEOCSA acquired the companies through a leveraged buy-out transaction. Years after the transaction, the Guatemalan Tax Authority (Superintendencia de Administraci6n Tributaria, or the "SAT") raised questions concerning tax deductions for interest expenses and amortization of goodwill that derived from that transaction. This culminated in the issuance in February 2015 of two binding tax opinions, one for DEOCSA and another for DEORSA (the "Binding Opinions") addressing the deductions. The government of Guatemala changed in January 2016. After the new government took power, in July 2016, the SAT filed a complaint against DEORSA and DEOCSA (the "Complaint") in disregard of its own conclusions stated in the Binding Opinions, which Opinions remain in force as of this date. The Complaint requests the payment of alleged back taxes, interest, and fines in relation to tax years 201 1 and 2012. On August 9, 2016, the court hearing the Complaint ordered the Combined Entities to pay Q.130,499 thousand (US$17,171 thousand) in alleged back taxes immediately, plus interest and fines within 60 days following the court order, as a condition to lift an order freezing the bank accounts of the Combined Entities. Pursuant to this and another court order of 12 December 2016, on August 10, 2016, the Combined Entities paid Q. 130,499 thousand (US$17, 171 thousand) to the SAT corresponding to the alleged back taxes, and, on December 13, 2016, they paid Q192,974 thousand (US$25,721 thousand) corresponding to the alleged fines and interest. Due to the actions of the government and in order to avoid the initiation of complaints concerning tax years 2013, 2014, and 2015, and the corresponding imposition of further fines and interest, the Combined Entities followed the instructions of the SAT and paid the alleged back taxes and interest for those years in the 'following manner: on 9 August 2016, the Combined Entities paid a total of Q.137,505 thousand (US$18,093 thousand) for the years 2014 and 2015; and on 19 August 2016, they paid a total of US$13, 189 thousand (Q.100,236 thousand) for the year 2013. In addition, during 2017 and 2016 the Combined Entities made additional payments of income tax in advance by Q.55,535 thousand (US$7,527 thousand) and Q.40, 729 thousand (US$5,393 thousand), respectively also considering non-deductible the items related to goodwill's amortization and interests (until May 2017) that were subject to the tax claim. Finally, in January 2018 a new payment of Q.9,545 thousand (US$1,298 thousand) was made. The abovementioned measures were adopted in order not to put at risk the continuing operation and prevent irreversible damage to the Combined Entities. All payments were made under protest and subject to a broad reservation of rights, including but not limited to seeking restitution of such payments. The Combined Entities and their legal and tax advisors are of the view that the deductions for interest expenses and amortization of goodwill are legitimate tax deductions and are confident of their position under applicable legal frameworks. The Combined Entities are defending against the SAT Complaint and considering all available remedies with respect to this matter. Hence, the Combined Entities' Management considers, based on the opinion of its tax and legal advisors that the receivable generated by these payments is more likely than not to be recovered as a result of the final outcome of this claim and of the other recourses to be initiated by the Combined Entities. As of December 31 2017 and 2016, the total tax claim amounts to US$89,516 thousand (Q657,477 thousand) and US$80,023 thousand (Q.601 ,943 thousand), respectively. This tax claim has been recorded as Non-current tax receivable (see Note 20).

Other Matters

This report is intended solely for the information and use of the Board of Directors of Kenon Holdings Ltd. and the external auditors of IC Power Ltd. ("ICP") and Kenon Holdings Ltd., solely in connection with the audit of ICP's consolidated financial statements as of December 31, 2017 and 2016 and for each of the two years in the period ended December 31, 2017, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Deloitte

Panama, Republic of Panama
March 23, 2018
We have served as the Combined Entities' auditor since 2016.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2017 and 2016

		As at December 31
		2017	2016
	Note	$ thousands

Current assets
Cash and cash equivalents	5	1,417,388	326,635
Short-term investments and deposits	6	7,144	89,545
Trade receivables, net	7	44,137	284,532
Other current assets, including derivatives	8	35,752	49,773
Income tax receivable		220	11,459
Inventories	9	-	91,659
Total current assets		1,504,641	853,603

Non-current assets
Investments in associated companies	10	121,694	208,233
Deposits, loans and other receivables, including derivative instruments	12	106,717	176,775
Deferred payment receivable	13	175,000	-
Deferred taxes, net	27	-	25,104
Property, plant and equipment, net	14	616,164	3,497,300
Goodwill and intangible assets, net	15	1,641	376,778
Total non-current assets		1,021,216	4,284,190

Total assets		2,525,857	5,137,793

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2017 and 2016, continued

		As at December 31
		2017	2016
	Note	$ thousands
Current liabilities
Loans and debentures	16	447,956	482,813
Trade payables	17	58,895	285,612
Other payables, including derivative instruments	18	82,522	91,303
Guarantee deposits from customers	19	-	56,833
Provisions	20	44,342	119,531
Income tax payable		172,607	8,671
Total current liabilities		806,322	1,044,763

Non-current liabilities
Loans, excluding current portion	16	503,785	1,972,926
Debentures, excluding current portion	16	84,758	856,670
Derivative instruments	18	-	44,637
Deferred taxes, net	27	52,753	225,354
Trade payables	17	-	44,057
Income tax payable		26,811	-
Other non-current liabilities		81	55,182
Total non-current liabilities		668,188	3,198,826

Total liabilities		1,474,510	4,243,589

Equity	22
Share capital		1,267,210	1,267,450
Shareholder transaction reserve		3,540	26,559
Translation reserve		(1,592)	(21,745)
Capital reserve		19,297	11,575
Accumulated deficit		(305,337)	(602,598)
Equity attributable to owners of the Company		983,118	681,241
Non-controlling interests		68,229	212,963
Total equity		1,051,347	894,204

Total liabilities and equity		2,525,857	5,137,793

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2017, 2016 and 2015

		For the year ended December 31
		2017	2016*	2015*
	Note	$ thousands
Continuing Operations
Revenue		365,704	324,253	325,899
Cost of sales and services (excluding depreciation)	24	(267,136)	(251,666)	(244,816)
Depreciation		(30,102)	(26,697)	(25,435)
Gross profit		68,466	45,890	55,648
Selling, general and administrative expenses	25	(56,292)	(47,095)	(49,726)
Gain from distribution of dividend in kind		—	—	209,710
Write back/(impairment) of assets and investments	10.C.a	28,758	(72,263)	(6,541)
Dilution gains from reductions in equity interest held in associates		—	—	32,829
Other expenses		(51)	(229)	(802)
Other income		1,410	2,757	3,742
Operating profit/(loss) from continuing operations		42,291	(70,940)	244,860

Financing expenses	26	(70,166)	(47,276)	(36,394)
Financing income	26	2,904	7,724	10,721
Financing expenses, net		(67,262)	(39,552)	(25,673)
Provision of financial guarantee	10.C.b.7	—	(130,193)	—
Share in losses of associated companies, net of tax	10	(110,665)	(186,215)	(187,033)
(Loss)/profit from continuing operations before income taxes		(135,636)	(426,900)	32,154
Income taxes	27	(72,809)	(2,252)	(9,043)
(Loss)/Profit for the year from continuing operations		(208,445)	(429,152)	23,111
Profit and gain from sale of discontinued operations	1.B, 29	476,565	35,150	72,781
Profit/(loss) for the year		268,120	(394,002)	95,892

Attributable to:
Kenon’s shareholders		236,590	(411,937)	72,992
Non-controlling interests		31,530	17,935	22,900
Profit/(loss) for the year		268,120	(394,002)	95,892

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):	28
Basic/diluted profit/(loss) per share		4.40	(7.67)	1.36
Basic/diluted (loss)/profit per share from continuing operations		(4.00)	(8.08)	0.24
Basic/diluted profit per share from discontinued operations		8.40	0.41	1.12

* Restated (See Note 2E and 29)

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Other Comprehensive Income (Loss) for the years ended December 31, 2017, 2016 and 2015

	For the year ended December 31
	2017	2016	2015
	$ thousands

Profit/(loss) for the year	268,120	(394,002)	95,892

Items that are or will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	29,320	157	(18,132)
Change in fair value of derivatives used to hedge cash flows	19,489	14,397	(6,365)
Group’s share in other comprehensive loss of associated companies	(1,239)	(3,968)	(623)
Income taxes in respect of components other comprehensive (loss)/income	(6,142)	(1,507)	773
Total other comprehensive income/(loss) for the year	41,428	9,079	(24,347)
Total comprehensive income/(loss) for the year	309,548	(384,923)	71,545

Attributable to:
Kenon’s shareholders	270,175	(407,749)	52,423
Non-controlling interests	39,373	22,826	19,122

Total comprehensive income/(loss) for the year	309,548	(384,923)	71,545

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2017, 2016 and 2015

							Non-
							controlling
	Attributable to the Kenon’s shareholders						interests	Total
		Shareholder
	Share	transaction	Translation	Capital	Accumulated
	Capital	reserve	reserve	reserves	deficit	Total
	$ thousands

Balance at January 1, 2017	1,267,450	26,559	(21,745)	11,575	(602,598)	681,241	212,963	894,204
Share based payments	(240)	—	—	748	—	508	449	957
Dividend to holders of non-controlling interests in subsidiaries	—	—	—	—	—	—	(33,848)	(33,848)
Capital reduction to non-controlling interests in subsidiaries	—	—	—	—	—	—	(13,805)	(13,805)
Sale of Colombian assets	—	—	—	—	—	—	(8,890)	(8,890)
Non-controlling interests in respect of business combination	—	—	—	—	—	—	(50)	(50)
Sale of subsidiaries - Latin America and Caribbean businesses	—	—	(5,650)	2,045	—	(3,605)	(170,513)	(174,118)
Dilution of investment in subsidiary (see Note 23)	—	—	299	(4,691)	62,210	57,818	42,550	100,368
Fair value of shareholder loan	—	(23,019)	—	—	—	(23,019)	—	(23,019)

Total comprehensive income for the year
Net profit for the year	—	—	—	—	236,590	236,590	31,530	268,120
Other comprehensive income/(loss) for the year, net of tax	—	—	25,504	9,620	(1,539)	33,585	7,843	41,428

Balance at December 31, 2017	1,267,210	3,540	(1,592)	19,297	(305,337)	983,118	68,229	1,051,347

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2017, 2016 and 2015

							Non-
							controlling
	Attributable to the Kenon’s shareholders						interests	Total
		Shareholder
	Share	transaction	Translation	Capital	Accumulated
	Capital	reserve	reserve	reserves	deficit	Total
	$ thousands

Balance at January 1, 2016	1,267,210	—	(16,916)	2,212	(191,292)	1,061,214	202,341	1,263,555
Share based payments	240	—	—	307	—	547	285	832
Dividend to holders of non-controlling interests in a subsidiary	—	—	—	—	—	—	(35,255)	(35,255)
Acquisition of non- controlling interest in subsidiary	—	—	—	—	670	670	20,325	20,995
Contribution from non-controlling interest	—	—	—	—	—	—	2,441	2,441
Transactions with controlling shareholder (see Note 10.C.b.7)	—	3,540	—	—	—	3,540	—	3,540
Gain in fair value of shareholder loan (see Note 10.C.b.5)	—	23,019	—	—	—	23,019	—	23,019
Total comprehensive income for the year
Net (loss)/profit for the year	—	—	—	—	(411,937)	(411,937)	17,935	(394,002)
Other comprehensive (loss)/income for the year, net of tax	—	—	(4,829)	9,056	(39)	4,188	4,891	9,079

Balance at December 31, 2016	1,267,450	26,559	(21,745)	11,575	(602,598)	681,241	212,963	894,204

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2017, 2016 and 2015

							Non-
							controlling
	Attributable to the Kenon’s shareholders						interests	Total
		Former
		Parent
	Share	company	Translation	Capital	Accumulated
	Capital	investment	reserve	reserves	deficit	Total
	$ thousands

Balance at January 1, 2015	—	1,227,325	28,440	(25,274)	—	1,230,491	207,207	1,437,698
Transactions with owners, recognized directly in equity
Share based payments	—	—	—	556	—	556	320	876
Dividend to holders of non-controlling interests in a subsidiary	—	—	—	—	—	—	(12,340)	(12,340)
Acquisition of non- controlling interest in subsidiary	—	—	—	—	(1,222)	(1,222)	(18,078)	(19,300)
Reclassification of net loss (pre spin-off)	—	8,552	—	—	(8,552)	—	—	—
Contribution from former parent company	—	34,271	—	—	—	34,271	—	34,271
Issuance of shares of subsidiary to holders of non-controlling interests	—	—	—	—	—	—	6,110	6,110
Distribution of dividend in kind (see note 10.C.c)	(14,062)	—	498	—	(241,741)	(255,305)	—	(255,305)
Issuance of common stock and reclassification of former parent company investment in connection with the spin-off	1,281,272	(1,283,550)	(28,440)	30,718	—	—	—	—
Post spin-off restatement	—	13,402	—	—	(13,402)	—	—	—
Total comprehensive income for the year
Net profit for the year	—	—	—	—	72,992	72,992	22,900	95,892
Other comprehensive (loss)/income for the year, net of tax	—	—	(17,414)	(3,788)	633	(20,569)	(3,778)	(24,347)

Balance at December 31, 2015	1,267,210	—	(16,916)	2,212	(191,292)	1,061,214	202,341	1,263,555

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2017, 2016 and 2015

	For the year ended December 31
	2017	2016	2015
	$ thousands

Cash flows from operating activities
Profit/(loss) for the year	268,120	(394,002)	95,892
Adjustments:
Depreciation and amortization	178,461	172,381	120,047
(Write back)/impairment of assets and investments	(8,314)	72,263	6,541
Financing expenses, net	275,799	171,118	110,816
Share in losses of associated companies, net	109,980	185,592	186,759
Capital (gains)/losses, net *	(25,529)	2,534	4,506
Gain from changes in interest held in associates	—	—	(32,829)
Gain from distribution of dividend in kind	—	—	(209,710)
Provision for financial guarantee	—	130,193	—
Bad debt expense	7,866	4,896	—
Share-based payments	957	832	876
Income taxes	278,447	59,334	62,378
	1,085,787	405,141	345,276
Change in inventories	1,291	(40,076)	4,361
Change in trade and other receivables	(62,436)	(68,634)	35,491
Change in trade and other payables	(568,364)	22,835	(29,800)
Change in provisions and employee benefits	2,021	(41,243)	(33,426)
Cash generated from operating activities	458,299	278,023	321,902
Income taxes paid, net	(66,830)	(116,429)	(36,218)
Dividends received from investments in associates	382	743	4,487
Net cash provided by operating activities	391,851	162,337	290,171

* Mainly relate to (gains)/losses from disposal of property, plant and equipment.

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2017, 2016 and 2017

		For the year ended December 31
		2017	2016	2015
	Note	$ thousands
Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets		4,727	426	539
Short-term deposits and loans, net		(4,876)	222,451	(83,408)
Cash paid for businesses purchased, less cash acquired		—	(206,059)	(9,441)
Sale of subsidiaries - Latin America and Caribbean businesses, net of cash disposed off	29	792,585	—	—
Sale of Colombian assets, net of cash disposed off		600	—	—
Investment in associates		—	(111,153)	(129,241)
Sale of securities held for trade and available for sale, net		—	17,334	13,217
Acquisition of property, plant and equipment		(227,601)	(280,955)	(515,838)
Acquisition of intangible assets		(10,412)	(9,598)	(16,844)
Proceeds from realization of long-term deposits		4,655	—	—
Interest received		6,825	6,143	7,924
Payment of consideration retained		—	(2,204)	(3,795)
Payment to release financial guarantee		(72,278)	(36,023)	—
Energuate Purchase Adjustment		10,272	—	—
Insurance claim received		80,000	—	—
Net cash provided by/(used in) investing activities		584,497	(399,638)	(736,887)

Cash flows from financing activities
Dividend paid to non-controlling interests		(29,443)	(32,694)	(12,340)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries		100,478	9,468	6,110
Payment of issuance expenses related to long term debt		(34,391)	—	—
Payment of consent fee		(4,547)	—	—
Receipt of long-term loans and issuance of debentures		1,938,877	799,481	333,549
Repayment of long-term loans and debentures		(1,506,553)	(444,976)	(138,270)
Short-term credit from banks and others, net		(126,287)	(5,477)	123,053
Contribution from former parent company		—	—	34,271
Payment of swap unwinding and early repayment fee		(46,966)	—	—
Purchase of non-controlling interest		(13,805)	—	(20,000)
Interest paid		(180,242)	(151,241)	(93,858)
Net cash provided by financing activities		97,121	174,561	232,515

Increase/(decrease) in cash and cash equivalents		1,073,469	(62,740)	(214,201)
Cash and cash equivalents at beginning of the year		326,635	383,953	610,056
Effect of exchange rate fluctuations on balances of cash and cash equivalents		17,284	5,422	(11,902)
Cash and cash equivalents at end of the year		1,417,388	326,635	383,953

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd.
Notes to the consolidated financial statements

Note 1 – Financial Reporting Principles and Accounting Policies

A.	The Reporting Entity

Kenon Holdings Ltd (the “Company” or “Kenon”) was incorporated on March 7, 2014 in the Republic of Singapore under the Singapore Companies Act. Our registered office and principal place of business is located at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

The Company is a holding company and was incorporated to receive investments spun-off from their former parent company, Israel Corporation Ltd. (“IC”). The Company was formed to serve as the holding company of several businesses (together referred to as the “Group”).

Kenon shares are traded on New York Stock Exchange (“NYSE”) and on Tel Aviv Stock Exchange (“TASE”) (NYSE and TASE: KEN).

B.	Sale of power business

In December 2017, Kenon, through its wholly-owned subsidiary Inkia Energy Limited (“Inkia”), sold its Latin American and Caribbean power business to an infrastructure private equity firm, I Squared Capital (“ISQ”). As a result, the Latin American and Caribbean businesses were classified as discontinued operations. Associated results of operations are separately reported for all periods presented. See Note 29 for further information.

C.	Definitions

In these consolidated financial statements -

1.	Subsidiaries – Companies whose financial statements are fully consolidated with those of Kenon, directly or indirectly.

2.	Associates – Companies in which Kenon has significant influence and Kenon’s investment is stated, directly or indirectly, on the equity basis.

3.	Investee companies – subsidiaries and/or associated companies.

4.	Related parties – within the meaning thereof in International Accounting Standard (“IAS”) 24 “Related Parties”.

Note 2 – Basis of Preparation of the Financial Statements

A.	Declaration of compliance with Singapore Financial Reporting Standards (“FRS”)

The consolidated financial statements were prepared by management of the Group in accordance with Singapore Financial Reporting Standards (“FRS”) as issued by the Accounting Standards Council (“ASC”).

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on April 9, 2018.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars, which is Kenon’s functional currency, and have been rounded to the nearest thousands, except when otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon operates.

C.	Basis of measurement

The consolidated financial statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:

•	Derivative financial instruments.
•	Deferred tax assets and liabilities.
•	Provisions.
•	Assets and liabilities in respect of employee benefits.
•	Investments in associates.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

For additional information regarding measurement of these assets and liabilities – see Note 3 “Significant Accounting Policies”.

D.	Use of estimates and judgment

The preparation of consolidated financial statements in conformity with FRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the consolidated financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Following the Group’s business combination (“Note 11.A.1”), the Group had implemented additional accounting policies under the group of companies and information about assumptions made by management of the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are set forth below:

1.	Useful life of property, plant and equipment

Property, plant and equipment is depreciated using the straight-line method over its estimated useful life.

At every year-end, or more often if necessary, management examines the estimated useful life of the property, plant and equipment by comparing it to the benchmark in the relevant industry, taking into account the level of maintenance and functioning over the years. If necessary, on the basis of this evaluation, the Group adjusts the estimated useful life of the property, plant and equipment. A change in estimates in subsequent periods could materially increase or decrease future depreciation expense.

2.	Recoverable amount of non-financial assets and Cash Generating Units

Each reporting date, the management of the Group examines whether there have been any events or changes in circumstances which would indicate impairment of one or more of its non-financial assets or Cash Generating Units (“CGUs”). When there are indications of impairment, an examination is made as to whether the carrying amount of the non-financial assets or CGUs exceeds their recoverable amount, and if necessary, an impairment loss is recognized. Assessment of the impairment of goodwill and of other intangible assets having an indeterminable life is performed at least once a year or when signs of impairment exist.

The recoverable amount of the asset or CGU is determined based on the higher of the fair value less selling costs of the asset or CGU and the present value of the future cash flows expected from the continued use of the asset or CGU in its present condition, including the cash flows expected upon retiring the asset from service and its eventual sale (value in use).

The future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

The estimates regarding future cash flows are based on past experience with respect to this asset or similar assets (or CGUs), and on the Group’s best possible assessments regarding the economic conditions that will exist during the remaining useful life of the asset or CGU.

The estimate of the future cash flows relies on the Group’s budget and other forecasts. Since the actual cash flows may differ, the recoverable amount determined could change in subsequent periods, such that an additional impairment loss needs to be recognized or a previously recognized impairment loss needs to be reversed.

3.	Fair value of derivative financial instruments

The Group is a party to derivative financial instruments used to hedge foreign currency risks, interest risks and price risks. The derivatives are recorded based on their respective fair values. The fair value of the derivative financial instruments is determined using acceptable valuation techniques that characterize the different derivatives, maximizing the use of observable inputs. Fair value measurement of long-term derivatives takes into account the counterparties credit risks. Changes in the economic assumptions and/or valuation techniques could give rise to significant changes in the fair value of the derivatives.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

4.	Separation of embedded derivatives

Management of the Group exercises significant judgment in determining whether it is necessary to separate an embedded derivative from a host contract. If it is determined that the embedded derivative is not closely related to the host contract and that it is necessary to separate the embedded derivative, this component is measured separately from the host contract as a financial instrument at fair value through profit or loss. Otherwise, the entire instrument is measured in accordance with the measurement principles applicable to the host contract.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss, as financing income or expenses.

5.	Deferred tax assets

Deferred tax assets are recorded in relation to unutilized tax losses, as well as with respect to deductible temporary differences. Since such deferred tax assets may only be recognized where it is probable that there will be future taxable income against which said losses may be utilized, use of discretion by management of the Group is required in order to assess the probability that such future taxable income will exist. Management’s assessment is re-examined on a current basis and deferred tax assets are recognized if it is probable that future taxable income will permit recovery of the deferred tax assets.

6.	Business Combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase gain is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss.

Any contingent consideration is measured at fair value at the acquisition date. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in profit or loss.

7.	Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any NCI and the other components of equity related to the subsidiary. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. The difference between the sum of the proceeds and fair value of the retained interest, and the derecognized balances is recognized in profit or loss under other income or other expenses. Subsequently, the retained interest is accounted for as an equity-accounted investee or as an available-for-sale asset depending on the level of influence retained by the Group in the relevant company.

The amounts recognized in capital reserves through other comprehensive income with respect to the same subsidiary are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the subsidiary had itself realized the same assets or liabilities.

8.	Contingent Liabilities

From time to time, the Group is involved in routine litigation that arises in the ordinary course of business. Provisions for litigation are recognized as set out in Note 3(P). Contingent liabilities for litigation and other claims do not result in provisions, but are disclosed in Note 21. The outcomes of legal proceedings with the Group are subjected to significant uncertainty and changes in factors impacting management’s assessments could materially impact the consolidated financial statements.

E.	Revision of the comparative figures

During the last quarter of 2017 the Group sold its IC Power businesses in Latin America. Comparative figures were restated to ensure comparability with current year’s presentation (see Note 29).

Note 3 – Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

A.	Basis for consolidation/ combination

(1)	Business combinations

The Group accounts for all business combinations according to the acquisition method.

The acquisition date is the date on which the Group obtains control over an acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the fair value of identifiable assets acquired less the fair value of liabilities assumed.

If the Group pays a bargain price for the acquisition (meaning including negative goodwill), it recognizes the resulting gain in profit or loss on the acquisition date.

The Group recognizes contingent consideration measured at fair value at the acquisition date. The contingent consideration that meets the definition of a financial instrument that is not classified as equity will be measured at fair value through profit or loss; except for non-derivative financial instrument contingent consideration which will be measured through other comprehensive income.

Furthermore, goodwill is not adjusted in respect of the utilization of carry-forward tax losses that existed on the date of the business combination.

Costs associated with acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

(2)	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date when control ceased. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

The Company has no interest in structured entities as of December 31, 2017 and 2016.

(3)	Non-Controlling Interest (“NCI”)

NCI comprises the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company, and they include additional components such as: share-based payments that will be settled with equity instruments of the subsidiaries and options for shares of subsidiaries.

NCIs are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Transactions with NCI, while retaining control

Transactions with NCI while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in NCI is included directly in equity.

Allocation of comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Group and the NCI. Total comprehensive income is allocated to the owners of the Group and the NCI even if the result is a negative balance of NCI.

Furthermore, when the holding interest in the subsidiary changes, while retaining control, the Group re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Group and the NCI.

Cash flows deriving from transactions with holders of NCI while retaining control are classified under “financing activities” in the statement of cash flows.

Note 3 – Significant Accounting Policies (Cont’d)

(4)	Investments in equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in associates and a joint-venture.

Associates are entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint-venture is an arrangement in which the Group has joint control, whereby the Group has the rights to assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Associates and joint-venture are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Group’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the aforesaid interests were reduced to zero. When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any long-term interests that, in substance, form part of the entity’s net investment in the associate, the recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

(5)	Loss of significant influence

The Group discontinues applying the equity method from the date it loses significant influence in an associate and it accounts for the retained investment as a financial asset, as relevant.

On the date of losing significant influence, the Group measures at fair value any retained interest it has in the former associate. The Group recognizes in profit or loss any difference between the sum of the fair value of the retained interest and any proceeds received from the partial disposal of the investment in the associate or joint venture, and the carrying amount of the investment on that date.

Amounts recognized in equity through other comprehensive income with respect to such associates are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself disposed the related assets or liabilities.

(6)	Change in interest held in equity accounted investees while retaining significant influence

When the Group increases its interest in an equity accounted investee while retaining significant influence, it implements the acquisition method only with respect to the additional interest obtained whereas the previous interest remains the same.

When there is a decrease in the interest in an equity accounted investee while retaining significant influence, the Group derecognizes a proportionate part of its investment and recognizes in profit or loss a gain or loss from the sale under other income or other expenses.

Furthermore, on the same date, a proportionate part of the amounts recognized in equity through other comprehensive income with respect to the same equity accounted investee are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself realized the same assets or liabilities.

Note 3 – Significant Accounting Policies (Cont’d)

(7)	Intra-group Transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(8)	Reorganizations under Common Control Transactions

Common control transactions that involve the setup of a new group company and the combination of entities under common control are recorded using the book values of the parent company.

B.	Foreign currency

(1)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Group entities at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items measured at historical cost would be reported using the exchange rate at the date of the transaction.

Foreign currency differences are generally recognized in profit or loss, except for differences relating to qualifying cash flow hedges to the extent the hedge is effective which are recognized in other comprehensive income.

(2)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated into US dollars at exchange rates at the dates of the transactions.

Foreign operation translation differences are recognized in other comprehensive income.

When the foreign operation is a non-wholly-owned subsidiary of the Group, then the relevant proportionate share of the foreign operation translation difference is allocated to the NCI.

When a foreign operation is disposed of such that control or significant influence is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on disposal.

Furthermore, when the Group’s interest in a subsidiary that includes a foreign operation changes, while retaining control in the subsidiary, a proportionate part of the cumulative amount of the translation difference that was recognized in other comprehensive income is reattributed to NCI.

The Group disposes of only part of its investment in an associate that includes a foreign operation, while retaining significant influence, the proportionate part of the cumulative amount of the translation difference is reclassified to profit or loss.

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity in the translation reserve.

Note 3 – Significant Accounting Policies (Cont’d)

C.	Financial instruments

The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit and loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

The Group classifies non- financial liabilities into the other financial liabilities categories.

(1)	Non-derivative financial assets and financial liabilities - recognition and de-recognition

The Group initially recognizes loans and receivables and debt securities issued on the date that they are originated. All other financial assets and financial liabilities are recognized initially on the trade date.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership are transferred and does not retains control over the transferred asset. Any interest in such derecognized financial asset that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognizes a financial liability when its contractual obligations are discharged, or cancelled or expire.

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(2)	Non-derivative financial assets – measurement

Financial assets at fair value through profit and loss
A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, including any interest or dividend income, are recognized in profit or loss.

Held-to-maturity financial assets
These assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Loans and receivables
These assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets
These assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on debt instruments, are recognized in Other Comprehensive Income (“OCI”) and accumulated in the fair value reserve. When these assets are derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

(3)	Non-derivative financial liabilities - Measurement

Non-derivative financial liabilities include loans and credit from banks and others, debentures, trade and other payables and finance lease liabilities.

Non-derivative financial liabilities are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

(4)	Derivative financial instruments and hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

Derivatives are recognized initially at fair value; any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

(5)	Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The amount accumulated in equity is retained in OCI and reclassified to profit or loss in the same period or periods during which the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to profit or loss.

(6)	Financial guarantees

A financial guarantee is initially recognized at fair value. In subsequent periods, a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and the liability initially recognized under IAS 39 Financial Instruments: Recognition and Measurement and subsequently amortized in accordance with the guidelines of IAS 18 Revenue. Any resulting adjustment of the liability is recognized in profit or loss.

D.	Cash and Cash Equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

E.	Property, plant and equipment, net

(1)	Recognition and measurement

Items of property, plant and equipment comprise mainly power station structures, power distribution facilities and related offices. These items are measured at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

•	The cost of materials and direct labor;

•	Any other costs directly attributable to bringing the assets to a working condition for their intended use;

•	When the Group has an obligation to remove the assets or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and

•	Capitalized borrowing costs.

If significant parts of an item of property, plant and equipment items have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss in the year the asset is derecognized.

Note 3 – Significant Accounting Policies (Cont’d)

(2)	Subsequent Cost

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group, and its cost can be measured reliably.

(3)	Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The following useful lives shown on an average basis are applied across the Group:

Years
Roads, buildings and leasehold improvements	2 – 50
Installations, machinery and equipment:
Thermal power plants	10 – 35
Hydro-electric plants	70 – 90
Wind power plants	25
Power generation and electrical	20
Dams	18 – 80
Office furniture, motor vehicles and other equipment	3 – 16
Substations, medium voltage equipment and transf.MV/LV	30 – 40
Meters and connections	10 – 25

Depreciation methods, useful lives and residual values are reviewed by management of the Group at each reporting date and adjusted if appropriate.

F.	Intangible assets, net

(1)	Recognition and measurement

Goodwill
Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment; and any impairment loss is allocated to the carrying amount of the equity investee as a whole.

Research anddevelopment
Expenditures on research activities is recognized in profit and loss as incurred.

Development activities involve expenditures incurred in relation to the design and evaluation of future power plant projects before the technical feasibility and commercial viability is fully completed, however the Group intends to and has sufficient resources to complete the development and to use or sell the asset.

At each reporting date, the management of the Group performs an evaluation of each project in order to identify facts and circumstances that suggest that the carrying amount of the assets may exceed their recoverable amount.

Concessions
Intangible assets granted by the Energy and Mining Ministry of Guatemala to DEORSA and DEOCSA to operate power distribution business in defined geographic areas, and acquired as part of business combination. The Group measures Concessions at cost less accumulated amortization and any accumulated impairment losses.

Customer relationships
Intangible assets acquired as part of a business combination and are recognized separately from goodwill if the assets are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Customer relationships are measured at cost less accumulated amortization and any accumulated impairment losses.

Other intangible assets
Other intangible assets, including licenses, patents and trademarks, which are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

Note 3 – Significant Accounting Policies (Cont’d)

(2)	Amortization

Amortization is calculated to charge to expense the cost of intangible assets less their estimated residual values using the straight-line method over their useful lives, and is generally recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative year are as follows:

•	Concessions	33 years*
•	Customer relationships	1-12 years
•	Software costs	5 years
•	Others	5-27 years

* The concessions are amortized over the remaining life of the licenses from the date of the business combination.

Amortization methods and useful lives are reviewed by management of the Group at each reporting date and adjusted if appropriate.

G.	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill is expensed as incurred.

H.	Transfer of assets from customers

In the distribution industry, an entity may receive from its customers items of property, plant and equipment that must be used to connect those customers to a network and provide them with ongoing access to supply electricity. Alternatively, an entity may receive cash from customers for the acquisition or construction of such items of property, plant and equipment. In these cases, where the Group determines that the items qualify for recognition as an asset, the transferred assets are recognized as part of the property plant and equipment in the statement of financial position in accordance with IAS 16 and measured the cost on initial recognition at its fair value.

The transfer of an item of property, plant and equipment is an exchange for dissimilar goods or services. Consequently, the Group recognize revenue in accordance with IAS 18. The timing of the recognition of the revenue arising from the transfer will take place once the Company has control on the assets and the customers are connected to the distribution network.

I.	Service Concession arrangements

The Group has examined the characteristics, conditions and terms currently in effect under its electric energy distribution license and the guidelines established by IFRIC 12. On the basis of such analysis, the Group concluded that its license is outside the scope of IFRIC 12, primarily because the grantor does not control any significant residual interest in the infrastructure at the end of the term of the arrangement and the possibility of renewal.

The Group accounts for the assets acquired or constructed in connection with the Concessions in accordance with IAS 16 Property, plant and equipment.

J.	Leases

(1)	Lease assets

Assets held by the Group under leases that transfer to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Asset held under other leases are classified as operating leases and are not recognized in the Group’s consolidated statement of financial position.

Note 3 – Significant Accounting Policies (Cont’d)

(2)	Lease payments

Payments made under operating leases, other than conditional lease payments, are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate if interest on the remaining balance of the liability.

K.	Inventories

Inventories are measured at the lower of cost and net realizable value. Inventories consist of fuel, spare parts, materials and supplies. Cost is determined by using the average cost method.

L.	Trade Receivable, net

Trade receivables are amounts due from customers for the energy and capacity in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Evidence of impairment of financial assets

The Group considers evidence of impairment for trade receivables at both a specific asset and collective level. All individually significant trade receivables are assessed for specific impairment. All individually significant trade receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Trade receivables with similar risk characteristics that are not individually significant are collectively assessed for impairment.  In assessing collective impairment, the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

M.	Borrowing costs

Specific and non-specific borrowing costs are capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized in the same manner to the same investment in qualifying assets, or portion thereof, which was not financed with specific credit by means of a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Foreign currency differences from credit in foreign currency are capitalized if they are considered an adjustment of interest costs. Other borrowing costs are expensed as incurred. Income earned on the temporary investment of specific credit received for investing in a qualifying asset is deducted from the borrowing costs eligible for capitalization.

N.	Impairment

(1)	Non-derivative financial assets

Financial assets not classified as at fair value through profit or loss, including an interest in an equity- account investee, are assessed by management of the Group at each reporting date to determine whether there is objective evidence of impairment.

Objective evidence that financial assets are impaired includes:

•	Default or delinquency by a debtor;
•	Restructuring of an amount due to the Group on terms that the Group would not consider otherwise;
•	Indications that a debtor or issuer will enter bankruptcy;
•	Adverse changes in the payment status of borrowers or issuers;
•	The disappearance of an active market for a security; or
•	Observable data indicating that there is measurable decrease in expected cash flows from a group of financial assets.

Note 3 – Significant Accounting Policies (Cont’d)

For an investment in an equity security, objective evidence of impairment includes a significant or prolonged decline in its fair value below its cost.

Financial Assets measured at amortized costs
The Group considers evidence of impairment for these assets at both an individual asset and a collective level. All individually significant assets are individually assessed for impairment. Those found not to be impaired are then collectively assessed for any impairment that has been incurred but not yet individually identified. Assets that are not individually significant are collectively assessed for impairment. Collective assessment is carried out by grouping together assets with similar risk characteristics.

In assessing collective impairment, the group uses historical information on the timing of recoveries and the amount of loss incurred, and makes an adjustment if current economic and credit conditions are such that the actual losses are likely to be greater or lesser than suggested by historical trends.

An impairment loss is calculated as the difference between an asset's carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account. When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

Available-for-sale financial assets
Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss previously recognized in profit or loss. If the fair value of an impaired available-for-sale debt security subsequently increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed through profit or loss; otherwise, it is reversed through OCI.

Equity-account investees
An impairment loss in respect of an equity-accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount and only to the extent that the investment’s carrying amount, after the reversal of the impairment loss, does not exceed the carrying amount of the investment that would have been determined by the equity method if no impairment loss had been recognized.

(2)	Non-financial Assets

At each reporting date, management of the Group reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment or whenever impairment indicators exist.

For impairment testing, assets are grouped together into smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU. Goodwill arising from a business combination is allocated to CGUs or group of CGUs that are expected to benefit from these synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Note 3 – Significant Accounting Policies (Cont’d)

O.	Employee benefits

(1)	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

(2)	Bonus plans transactions

The Group’s senior executives receive remuneration in the form of share-appreciations rights, which can only be settled in cash (cash-settled transactions). The cost of cash-settled transactions is measured initially at the grant date. With respect to grants made to senior executives of OPC Energy Ltd (“OPC”), this benefit is calculated by determining the present value of the settlement (execution) price set forth in the plan. The liability is re-measured at each reporting date and at the settlement date based on the formulas described above. Any changes in the liability are recognized as operating expenses in profit or loss.

(3)	Termination Benefits

Severance pay is charged to income statement when there is a clear obligation to pay termination of employees before they reach the customary age of retirement according to a formal, detailed plan, without any reasonable chance of cancellation, The benefits given to employees upon voluntary retirement are charged when the Group proposes a plan to the employees encouraging voluntary retirement, it is expected that the proposal will be accepted and the number of employee acceptances can be estimated reliably.

(4)	Defined Benefit Plans

The calculation of defined benefit obligation is performed at the end of each reporting period by a qualified actuary using the projected unit credit method. Remeasurements of the defined benefit liability, which comprise actuarial gains and losses and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. Interest expense and other expenses related to defined benefit plan are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(5)	Share-based compensation plans

Qualifying employees are awarded grants of the Group’s shares under the Group’s 2014 Share Incentive Plan. The fair value of the grants are recognized as an employee compensation expense, with a corresponding increase in equity. The expense is amortised over the service period – the period that the employee must remain employed to receive the benefit of the award. At each balance sheet date, the Group revises its estimates of the number of grants that are expected to vest. It recognises the impact of the revision of original estimates in employee expenses and in a corresponding adjustment to equity over the remaining vesting period.

P.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Note 3 – Significant Accounting Policies (Cont’d)

Q.	Revenue recognition

(1)	Revenue from electricity

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue comprises the fair value for the sale of electricity, net of value-added-tax, rebates and discounts and after eliminating sales within the Group. Revenues from the sale of energy are recognized in the period during which the sale occurs. The revenues of the Company are primarily from the sale of electricity to private customers and to Israel Electric Company Ltd. (“IEC”).

(2)	Revenue from shipping services and related expenses (in associated company)

Revenue from cargo traffic is recognized in profit or loss in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed for each cargo by the reference to the time-based proportion. The operating expenses related to cargo traffic are recognized immediately as incurred. If the incremental expenses related to the cargo exceed the related revenue, the loss is recognized immediately in income statement.

(3)	Revenue from vehicles (in associated company)

(i)	Sales of vehicles

Revenue from the sale of vehicles in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of value-added tax (“VAT”), consumption tax and other sales taxes, returns or allowances, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customers, recovery of the consideration is probable, the associated costs and possible return of vehicles can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(ii)	Rental income of vehicles

Rental income from operating leases is recognized as revenue on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income, over the term of the lease.

(iii)	Licensing income

License fee and royalties received for the use of the Group’s assets (such as platform technology and patent) are normally recognized in accordance with the substance of the agreement.

(4)	Revenue from biodiesel

Revenues are recorded if the material risks and rewards associated with ownership of the goods/merchandise sold have been assigned to the buyer. This usually occurs upon the delivery of products and merchandise.

Revenue is recorded to the extent that it is probable that the economic benefits will flow to the Group and the amount of the revenues can be reliably measured.

R.	Government grants

Government grants related to distribution projects are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received. Government grants are recorded at the value of the grant received and any difference between this value and the actual construction cost is recognized in profit or loss of the year in which the asset is released.

Government grants related to distribution assets are deducted from the related assets. They are recognized in statement of income on a systematic basic over the useful life of the related asset reducing the depreciation expense.

S.	Deposits received from consumers

Deposits received from consumers, plus interest accrued and less any outstanding debt for past services, are refundable to the users when they cease using the electric energy service rendered by the Group. The Group has classified these deposits as current liabilities since the Group does not have legal rights to defer these payments in a period that exceed a year. However, the Group does not anticipate making significant payments in the next year.

Note 3 – Significant Accounting Policies (Cont’d)

T.	Transfer of assets from customers

In the power distribution industry, an entity may receive from its customer items in the form of property, plant and equipment that are used to connect these customers to a network with continuous access to power supply. Alternatively, an entity may receive cash from customers in return for the acquisition or construction of such items of property, plant and equipment. In such cases, where the Group determines that these items qualify for recognition as an asset, the transferred assets are recognized as part of the property plant and equipment in the statement of financial position in accordance with IAS 16 and measured its cost on initial recognition at its fair value.

U.	Guarantee deposits from customers

Deposits received from customers, plus interest accrued and less any outstanding debt for past services, are refundable to the users when they cease using the electric energy service rendered by the Group. The Group has classified these deposits as current liabilities since the Group does not have legal rights to defer these payments in a period that exceed a year. However, the Group does not anticipate making significant payments in the next year.

V.	Energy purchase

Costs from energy purchases either acquired in the spot market or from contracts with suppliers are recorded on an accrual basis according to the energy actually delivered. Purchases of electric energy, including those which have not yet been billed as of the reporting date, are recorded based on estimates of the energy supplied at the prices prevailing in the spot market or agreed-upon in the respective purchase agreements, as the case may be.

W.	Financing income and expenses

Financing income includes income from interest on amounts invested and gains from exchange rate differences. Interest income is recognized as accrued, using the effective interest method.

Financing expenses include interest on loans received, commitment fees on borrowings, and changes in the fair value of derivatives financial instruments presented at fair value through profit or loss, and exchange rate losses. Borrowing costs, which are not capitalized, are recorded in the income statement using the effective interest method.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Dividends received are presented as part of cash flows from operating activities. Interest paid and dividends paid are presented as part of cash flows from financing activities. Accordingly, financing costs that were capitalized to qualifying assets are presented together with interest paid as part of cash flows from financing activities. Gains and losses from exchange rate differences and gains and losses from derivative financial instruments are reported on a net basis as financing income or expenses, based on the fluctuations on the rate of exchange and their position (net gain or loss).

The Group’s finance income and finance costs include:
•	Interest income;
•	Interest expense;
•	The net gain or loss on the disposal of available-for-sale financial assets;
•	The net gain or loss on financial assets at fair value through profit or loss;
•	The foreign currency gain or loss on financial assets and financial liabilities;
•	The fair value loss on contingent consideration classified as financial liability;
•	Impairment losses recognized on financial assets (other than trade receivables);
•	The net gain or loss on hedging instruments that are recognized in profit or loss; and
•	The reclassification of net gains previously recognized in OCI.

Interest income or expense is recognized using the effective interest method.

Note 3 – Significant Accounting Policies (Cont’d)

X.	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax liability arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(ii) Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•
Temporary differences related to investments in subsidiaries and associates where the Group is able to control the timing of the reversal of the temporary differences and it is not probable that they will reverse it in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profit improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Management of the Group regularly reviews its deferred tax assets for recoverability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

Management believes the Group’s tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The Group believes that its liabilities for unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

 (iii) Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Y.	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary share capital. The basic earnings per share are calculated by dividing income or loss allocable to the Group’s ordinary equity holders by the weighted-average number of ordinary shares outstanding during the period. The diluted earnings per share are determined by adjusting the income or loss allocable to ordinary equity holders and the weighted-average number of ordinary shares outstanding for the effect of all potentially dilutive ordinary shares including options for shares granted to employees.

Note 3 – Significant Accounting Policies (Cont’d)

Z.	Share capital – ordinary shares

Incremental costs directly attributable to the issue of ordinary shares, net of any tax effects, are recognized as a deduction from equity.

Distribution of Non-Cash Assets to owners of the Company

The Group measures a liability to distribute non-cash assets as a dividend to the owners of the Group at the fair value of the assets to be distributed. The carrying amount of the dividend is remeasured at each reporting date and at the settlement date, with any changes recognized directly in equity as adjustments to the amount of the distribution. On settlement of the transaction, the Group recognized the difference, if any, between the carrying amounts of the assets distributed and the carrying amount of the liability in profit or loss. Distribution of non-cash assets are distributed to shareholders when the shareholder is given a choice of taking cash in lieu of the non-cash assets.

AA.	Discontinued operation

A discontinued operation is a component of the Group´s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	Represents a separate major line of business or geographic area of operations,

•	Is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	Is a subsidiary acquired exclusively with a view to re-sell.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. When an operation is classified as a discontinued operation, the comparative statement of profit or loss and other comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

In the cash flow, the net proceeds from discontinued operation is disclosed in a separate line. The changes based on operating, investing and financing activities are reported in Note 29.

AB.	Operating Segment and Geographic Information

The Company's co-CEOs and CFO are considered to be the Group's chief operating decision maker ("CODM").  Based on the internal financial information provided to the CODM, the Group has determined that it has two reportable segments in 2017, which are OPC segment and Qoros segment.  In addition to the segments detailed above, the Group has other activities, such as a shipping services and renewable energy businesses categorized as Other.

The CODM evaluates the operating segments performance based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, income taxes and other items. Qoros is an associated company of the Group and the CODM evaluates the performance of Qoros based on the share of profit/loss.

The CODM evaluates segment assets based on total assets and segment liabilities based on total liabilities.

The accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Group's consolidated financial statement, Inter-segment pricing is determined based on transaction prices occurring in the ordinary course of business.

In determining of the information to be presented on a geographic basis, revenues are based on the geographic location of the customer and non-current assets are based on the geographic location of the assets.

The segment information were restated to only present results from continuing operations following the discontinued operations.

AC.	Transactions with controlling shareholders

Assets, liabilities and benefits with respect to which a transaction is executed with the controlling shareholders are measured at fair value on the transaction date. The Group records the difference between the fair value and the consideration in equity.

Note 3 – Significant Accounting Policies (Cont’d)

AD.	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2018, and have not been applied in preparing these consolidated financial statements. The impact on the consolidated financial statements of the Group is described below:

1)
Financial Reporting Standard FRS 109 “Financial Instruments” – replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. FRS 109 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39

The Standard is to be applied for annual periods commencing on or after January 1, 2018, with the possibility of early adoption. The Standard is to be applied retroactively, except in a number of circumstances. Management of the Group is examining the effects of FRS 109 on the financial statements with no plans for early adoption.

The Group has examined FRS 109 in order to determine the qualitative impacts of the implementation. As of 31 December 2017, the Group considers that the overall impact of the implementation of FRS 109 will be immaterial to the Group.

The examination of the potential qualitative impacts was conducted, considering the following two main areas of FRS 109:

a)	Classification of financial assets

There are no material impacts expected concerning the classification and measurement of financial assets due to the types of financial assets held by the Group entities. The Group does not hold complex financial assets nor enters in complex structured financing transaction such as securitization transactions or factoring-arrangements.

b)	Impairment of financial assets

In general, the most important financial assets of the Group, trade receivables, do not contain a significant financing component. Therefore, the simplified approach as established in FRS 109 is recommended to be applied. According to FRS 109, provision matrix may be used to estimate expected credit losses (“ECL”) for these financial instruments without the use of hindsight of a default, and the matrix would include expectations of variations in credit risks of customers for the lifetime. Thus, the recognition of losses would be based on the maximum period over which ECL which is the maximum contractual period over which the entity is exposed to credit risk from the first day of the recognition of the receivable. The Group expects that the application of FRS 109 will impact its deferred payment obligations impairment assessment using the expected credit loss method. Using the expected credit loss method, the Group expects no significant impairment.

2)
Financial Reporting Standard FRS 115 “Revenues from Contracts with Customers” – The Standard replaces the presently existing guidelines regarding recognition of revenue from contracts with customers and provides two approaches for recognition of revenue: at one point in time or over time. The model includes five stages for analysis of transactions in order to determine the timing of recognition of the revenue and the amount thereof. In addition, the Standard provides new disclosure requirements that are more extensive that those currently in effect. The Standard is to be applied for annual periods commencing on January 1, 2018. The Group has examined the implications of implementation of the standard and does not expect its implementation to have a material effect on the financial statements.

3)
Financial Reporting Standard FRS 116 “Leases” – The standard replaces IAS 17 – Leases and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present. The standard will become effective for annual periods commencing on or after January 1, 2019, with the possibility of early adoption, so long as the Group has also early adopted FRS 115 – Revenue from contracts with customers. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date. The Group examined the expected effects of the implementation of the Standard, but is unable at this stage to reliably estimate the quantitative impact on its financial statements.

Note 3 – Significant Accounting Policies (Cont’d)

4)
Financial Reporting Standard FRS 102 “Share-based payments” – The amendment clarify that the measurement of cash-settled share-based payments (SBP) should follow the same approach as for equity-settled SBP;  as an exception, for classification purposes, a SBP transaction with employees is accounted for as equity-settled if the terms of the arrangement permit or require an entity to settle the transaction net by withholding a specified portion of the equity instruments to meet the statutory tax withholding requirement, and the entire SBP transaction would otherwise be classified as equity-settled if not for the net settlement feature; and  for modification of awards from cash-settled to equity-settled:

-
at the modification date, derecognise the liability for the original cash-settled SBP; and measure the equity-settled SBP at its fair value and recognise in equity to the extent that the goods or services have been received up to that date.

-	recognise in profit or loss immediately the difference between the carrying amount of the liability derecognised and the amount recognised in equity as at modification date.

As a practical simplification, the amendments can be applied prospectively so that prior periods do not have to be restated. Retrospective, or early, application is permitted if entities have the required information.

5)	Financial Reporting Standard FRS 28 “Investments in Associates and Joint Ventures” – The amendment clarifies that:

-
a venture capital organisation, or other qualifying entity, may elect to measure its investments in an associate or joint venture at fair value through profit or loss on an investment-by-investment basis.

-
a non-investment entity investor may elect to retain the fair value accounting applied by an investment entity associate or investment entity joint venture to its subsidiaries. This election can be made separately for each investment entity associate or joint venture.

6)
International Financial Reporting Interpretations Committee INT FRS 122 “Foreign Currency Transactions and Advance Consideration” – The Interpretation stipulates that the date of the transaction for the purpose of determining the exchange rate for recording a transaction in foreign currency that includes advance payments will be the date on which the Company first recognizes a non-monetary asset/liability in respect of the advance payment. When there are several payments or receipts in advance, the Company will set a transaction date for each payment/receipt separately. The Interpretation will be applied for annual periods commencing January 1, 2018, with the possibility of early adoption. The interpretation includes various alternatives for the implementation of the transitional provisions, such that companies may choose one of the following alternatives upon initial application: retroactive implementation; A prospective application from the first reporting period in which the entity first applied the Interpretation; Or a prospective application from the first reporting period presented in the comparative figures in the financial statements for the period in which the entity first applied the Interpretation. The Group examined the implications of applying the interpretation on its financial statements and intends to choose the transition alternative of prospective application effective from January 1, 2018. The Group has determined in the past that the "transaction date" used to determine the exchange rate for recording a foreign currency transaction that includes advance payments will be the date on which the Group first recognizes the non - monetary asset/liability in respect of the advance. As a result, it is not expected to have a material effect on the Group's financial statements.

Note 4 – Determination of Fair Value

A.	Business Combinations

The Group measures the value of the acquired assets, liabilities, and contingent liabilities considering the fair value basis from the date on which the Group took control. The criteria considered to measure the fair value of the main items were the following:
•	Fixed assets were valued considering the market value provided by an appraiser;
•	Intangibles consider the valuation of Concessions;
•	Deferred taxes were valued based on the temporary differences between the accounting and tax basis of the business combination;
•	Non-controlling interests were measured as a proportional basis of the net assets identified on the acquisition date
•	Intangibles consider the valuation of its Power Purchase Agreements (PPAs); and,
•	Contingent liabilities were determined over the average probability established by third party legal processes.

B.	Cash Generating Unit for impairment testing

See Note 15.C.

C.	Derivatives

See Note 32 regarding “Financial Instruments”.

D.	Non-derivative financial liabilities

Non-derivative financial liabilities are measured at their respective fair values, at initial recognition and for disclosure purposes, at each reporting date. Fair value for disclosure purposes, is determined based on the quoted trading price in the market for traded debentures, whereas for non-traded loans, debentures and other financial liabilities is determined by discounting the future cash flows in respect of the principal and interest component using the market interest rate as at the date of the report.

Note 5 – Cash and Cash Equivalents

	As at December 31
	2017	2016
	$ thousands
Cash in banks	1,313,710	320,199
Time deposits	103,678	6,436
Cash and cash equivalents	1,417,388	326,635

The Group’s exposure to credit risk, interest rate risk and currency risk and a sensitivity analysis with respect to the financial assets and liabilities is detailed in Note 32 “Financial Instruments”.

 Note 6 – Short-Term investments and deposits

	As at December 31
	2017	2016
	$ thousands
Restricted cash and short-term deposits (1)	7,085	89,475
Other	59	70
	7,144	89,545

(1)	As at December 31, 2017, it mainly corresponds to the amount held in escrow account as collateral for contractual obligations, see Note 21.B(a). It earns interest at a market interest rate of 0.07%

Note 7 – Trade Receivables, Net

	As at December 31
	2017	2016
	$ thousands
Trade Receivables	44,137	285,100
Less – allowance for doubtful debts	-	(568)
	44,137	284,532

Note 8 – Other Current Assets

	As at December 31
	2017	2016
	$ thousands
Advances to suppliers	673	141
Prepaid expenses	1,818	6,039
Derivative instruments	1,471	1,831
Government agencies	7,408	14,677
Contingent consideration (a)	18,004	-
Other receivables (b)	6,378	27,085
	35,752	49,773

(a)	This represents the contingent consideration receivable from ISQ as a part of the transaction described in Note 29.

(b)
As at December 31, 2016, this includes discontinued operations’ receivables of $16 million from insurance claims, transmission line sale, transaction costs and selective consumption tax on heavy fuel oil.

Note 9 – Inventories

	As at December 31
	2017	2016
	$ thousands
Fuel and spare parts (a)	-	91,659

(a)	Inventories as at December 31, 2016 belongs to discontinued operations.

Note 10 – Investment in Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

	ZIM		Qoros*
	As at December 31
	2017	2016	2017	2016
	$ thousands
Principal place of business	International		China
Proportion of ownership interest	32%	32%	50%	50%

Current assets	579,595	465,892	235,237	259,804
Non-current assets	1,222,743	1,237,740	1,259,762	1,273,862
Current liabilities	(686,693)	(530,842)	(870,192)	(773,946)
Non-current liabilities	(1,209,137)	(1,273,447)	(804,062)	(695,484)
Non-controlling interests	(6,509)	(3,125)	—	—
Total net assets attributable to the Group	(100,001)	(103,782)	(179,255)	64,236

Share of Group in net assets	(32,000)	(33,210)	(89,627)	32,118
Adjustments:
Write back/(impairment) of assets and investments	28,758	(72,263)	—	—
Excess cost	123,242	187,216	—	—
Loans	—	—	61,645	55,798
Financial guarantee	—	—	29,676	29,677
Book value of investment	120,000	81,743	1,694	117,593

*
Qoros is a joint venture (See Note 10.C.b). The current assets include cash and cash equivalent of $12 million (2016: $67 million). The current and non-current liabilities excluding trade and other payables and provisions amount to $1 billion (2016: $1.1 billion). In January 2018, the Group’s equity interest in Qoros was reduced to 24% (see Note 33.2.A).

Note 10 – Investment in Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

	ZIM			Tower*	Qoros**
	For the year ended December 31
	2017	2016	2015	2015	2017	2016	2015
	$ thousands

Revenues	2,978,291	2,539,296	2,991,135	461,778	280,079	377,456	232,114

(Loss) / income ***	6,235	(168,290)	2,253	(737)	(242,395)	(285,069)	(392,427)

Other comprehensive (loss) / income ***	(3,871)	(12,351)	(1,948)	—	31	7	(19)

Total comprehensive (loss) / income	2,364	(180,641)	305	(737)	(242,364)	(285,062)	(392,446)

Kenon’s share of comprehensive
(loss) / income	756	(57,805)	98	(189)	(121,182)	(142,531)	(196,223)

Adjustments	8,538	9,856	9,418	(609)	(16)	(3)	—

Kenon’s share of comprehensive
(Loss) / Income presented in the books	9,294	(47,949)	9,516	(798)	(121,198)	(142,534)	(196,223)

*	Distributed as dividend-in-kind in July 2015 (see Note 10.C.c). Results of operations for 2015 corresponds to the six months ended June 30, 2015.
**
Qoros is a joint venture (See Note 10.C.b). The depreciation and amortization, interest income, interest expense and income tax expenses recorded by Qoros during the year were $102 million, $2 million, $50 million and $14 thousand (2016: $119 million, $2 million, $63 million and $37 thousand; 2015: $75 million, $2 million, $2 million and $92 thousand) respectively.

***	Excludes portion attributable to non-controlling interest.

Note 10 – Investment in Associated Companies (Cont’d)

B.	Associated companies that are individually immaterial

	Associated Companies
	As at December 31
	2017	2016	2015
	$ thousands

Book value of investments as at December 31	-	8,897	9,008

C.	Additional information

a.	ZIM

1.
The container shipping industry is dynamic and volatile and has been marked in recent years by instability, which is characterized by slower growth of demand and worsening overcapacity. This situation combined with carriers’ ambitions to increase and protect their market share led, freight rates to fall sharply in most of the trades, mainly since the second half of 2015. The first half of 2016 continued to be very challenging. Container freight rates hit historical lows across major trades, as new vessel capacity was added, while market demand remained weak. Since the second half of 2016 and through the third quarter of 2017, freight rates have increased marginally, while partially decreased towards the end of 2017.

In view of the aforementioned business environment, the volatile bunker prices and in order to improve ZIM’s results of operations and liquidity position, Management continues to optimize ZIM’s network rationalizations including establishment of new partnerships, invest in upgrading customer services and constantly strive to create and maintain efficiencies and cost reductions. However, an adverse trend could negatively affect the entire industry and also affect ZIM’s business, financial position, assets value, results of operations, cash flows and compliance with certain financial covenants.

As of December 31, 2017 ZIM’s total equity amounted to a negative balance of $93 million (compared to negative balance of $101 million as of December 31, 2016) and its working capital amounted to a negative balance of $107 million (compared to negative balance of $65 million as of December 31, 2016).

During the year ended December 31, 2017, ZIM recorded operating profit of $135 million (compared to operating loss of $52 million during the year ended December 31, 2016 and operating profit of $98 million during the year ended December 31, 2015) and net profit of $11 million (compared to net loss of $164 million during the year ended December 31, 2016 and net profit of $7 million during the year ended December 31, 2015).

As at December 31, 2017, ZIM complies with its amended financial covenants, ZIM’s liquidity amounts to $182 million (Minimum Liquidity required is $125 million).

In order to improve its financial position and liquidity, during the second half of 2016, ZIM took the following steps:

(a)	ZIM approached some of its creditors for the purpose of rescheduling payments.

Below are the main components of the agreements reached:

1)
Deferral of payments in a total amount of $116 million (the “Deferred Amounts”), during a period of up to 12 months starting on September 30, 2016, each creditor with relation to its specific contracts. The repayment of the Deferred Amounts will begin as from January 1, 2018 on a straight line basis and will end on December 31, 2020 (the “Repayment Period”). In case any respective agreement expires before the end of the Repayment Period, the unpaid balance of Deferred Amounts will be paid in full upon expiration.

2)	The Deferred Amounts bear interest, at an annual rate of Libor + 2.8% paid quarterly in cash.

3)
ZIM granted security related to its rights and interests deriving from certain of its receivables, for securing the repayment of the Deferred Amounts (using a similar receivable-backed facility as described in No). The balance of the secured Deferred Amounts as of December 31, 2017 amounted to $108 million.

4)	In case of excess cash, as defined in the rescheduling agreements, a mechanism of mandatory prepayments of the abovementioned rescheduled amounts and their related accrued interest, will apply.

Further to such rescheduling, certain agreements of containers leases previously classified as operational leases were reclassified as financial leases, resulting in recognition of additional assets and liabilities in a total amount of $73 million.

Note 10 – Investment in Associated Companies (Cont’d)

(b)	ZIM obtained amendments to its financial covenants in 2016. Below are the current financial covenants of ZIM:

1)
Fixed Charge Cover ratio - The required ratio will be examined on March 31, 2018 onwards, and will gradually increase from 0.78:1 as required on March 31, 2018 to 0.99:1 as required on March 31, 2019 and remain in that level thereafter.

2)
Total Leverage ratio - The required ratio will be examined on March 31, 2018 onwards, and will gradually decrease from 23.69:1 as required on March 31, 2018 to 6.64:1 as required on December 31, 2018 and remain in that level thereafter.

3)
Minimum Liquidity - This covenant was amended as from March 31, 2016 to include all cash and cash equivalents available to ZIM without any restrictions. In addition, during 2016 and through (and including) September 30, 2016 ZIM was required to stand a minimum liquidity of $150 million. Starting December 31, 2016 the minimum Liquidity required is reinstated at $125 million.

As at December 31, 2017, ZIM is in compliance with its financial covenants. According to these consolidated Financial Statements, ZIM’s liquidity amounts to $182 million (Minimum Liquidity required is $125 million).

ZIM’s financial position, liquidity and the risk of deviation from financial covenants depend on the recovery of the shipping industry and especially the freight rates. Current economic conditions make forecasting difficult, and there is possibility that actual performance may be materially different from Management plans and expectations.

In the opinion of ZIM’s management and its Board of Directors, the updated forecast and the abovementioned actions with regards to rescheduling of payments and covenants amendment, enables ZIM to meet its liabilities and operational needs and to comply with the new set of financial covenants for a period of at least 12 months following the balance sheet date.

2.
Further to the recent trends in the shipping industry, ZIM tested its assets for impairment based on IAS 36, where ZIM operates an integrated liner network, as one cash-generating unit (“CGU”). ZIM estimated its recoverable amount on the basis of fair value less costs to sell, using the discounted cash flow (“DCF”) method, measured at Level 3 fair value measurement under FRS 113. The impairment test resulted with a recoverable amount exceeding the carrying amount of the CGU with a range between $418 million and $543 million, and therefore no impairment was recognized. Although ZIM believes the assumptions used for impairment are reasonable and acceptable, no assurance can be made against the level of bunker prices and freight rates sustainability.

Kenon independently and separately from ZIM, appointed a third-party to perform a valuation of its 32% equity investment in ZIM in accordance with IAS 28 Investments in Associates and IAS 36 Impairment of Assets. On March 20, 2018 Kenon concluded that as of December 31, 2017, the carrying amount of the investment in ZIM is lower than the recoverable amount, and therefore, no impairment was recognized.

For the purposes of management’s impairment evaluation of the Group’s investment, ZIM, which operates integrated network liner activity, has one CGU, which consists of all of ZIM’s assets. The recoverable amount is based on the higher of the value in use and the fair value less cost of disposal (“FVLCOD”). The valuation is predominantly based on publicly available information and earnings of ZIM over the 12-month periods to September 2017. The valuation approach was based on the equity method, recognizing the cost of investment and share of losses in ZIM, and subsequently to assess a maintainable level of earnings to form a view on the appropriate valuation range as at December 31, 2017.

During the recent valuation, due to the uncertainty experienced in shipping sector, and a limited evidence of a sustained industry recovery as at December 31, 2017, the following data points and benchmarks were considered by the independent valuer:

A.	The implied EV/EBITDA range based on the indicative range of fair values for Kenon’s 32% stake in ZIM and the actual EBITDA for the 12-month to December 31, 2017; and,

B.
The implied EV/EBITDA range based on the indicative range of fair values for Kenon’s 32% stake in ZIM and the estimated sustainable EBITDA computed based on a 9% margin and actual revenue for the 12-month to September 30, 2017. The estimated maintainable margin was based on a 30% discount applied to analyst estimate of the industry margin.

The independent valuer arrived at a range of equity valued between $120 million and $180 million after adjustments for Net Debt. The fair value measurement was categorized as Level 3 fair value based on the inputs in the valuation technique used.

For the year ended December 31, 2016, Kenon recognized an impairment loss of $72 million in ZIM. Based on the above assessment, Kenon will record a write-back impairment of $29 million in write back/(impairment) of assets and investments, bringing the carrying value in ZIM as at December 31, 2017 to $120 million.

3.	In 2015, ZIM recognized an impairment of the vessels held for sale in an amount of $7 million as impairment under other operating expenses.

4.
During 2015, ZIM sold all of its holdings in an associated company which resulted in a disposal gain of $32 million recognized in ZIM’s financial statements. Kenon's share of the disposal gain is $10 million and is recognized in share of net income and losses from associated companies.

Note 10 – Investment in Associated Companies (Cont’d)

5.
During 2016, ZIM sold a portion of its holdings in an associated company and ceased to have significant influence over such investee. ZIM recognized a disposal gain in an amount of $16 million, Kenon's share of the disposal gain is $5 million and is recognized in share of net income and losses from associated companies.

6.	During 2017, ZIM did not sell any of its holdings.

b.	Qoros Automotive Co. Ltd. (“Qoros”)

1.
As at December 31, 2017, the Group holds, through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”) the equity interest of Qoros in a 50/50 agreement with a Chinese vehicle manufacturer – Chery Automobiles Limited (“Chery”), which is engaged in manufacture of vehicles using advanced technology, and marketing and distribution of the vehicles worldwide under a quality brand name.

2.	Qoros introduces a new strategic partner

In January 2018, Quantum and Chery diluted their shares in Qoros to an entity related to Baoneng Group, giving it a 51% equity interest in Qoros. Quantum and Chery’s equity interest in Qoros were reduced to 24% and 25%, respectively (see Note 33.2.A).

3.	As at December 31, 2017, Kenon’s investment in Qoros amounts to $1.7 million (December 31, 2016 – $117 million).

4.
In January and February 2016, Kenon and Wuhu Chery each, through Quantum, a Kenon subsidiary, provided a RMB275 million ($42 million) convertible loan to Qoros to support its working capital requirements.

During 2015, Kenon and Chery each, through a subsidiary, provided a RMB800 million ($130 million) convertible loan to Qoros to support its ongoing development.

5.
Qoros incurred a net loss of RMB 1.4 billion (approximately $211 million) and had net current liabilities of approximately RMB 3.7 billion (approximately $555 million) for the year ended December 31, 2017 (RMB 1.9 billion (approximately $284 million) and RMB 3.57 billion (approximately $515 million) as of December 31, 2016 respectively).

Qoros has given careful consideration to the future of its liquidity. With its available sources of finance and the addition of the new strategic partner (see Note 33.2.A), Qoros believes it will have sufficient financial resources to continue as a going concern for the next twelve months.

6.	Ansonia Loans

a.	Overview

On April 22 and September 2, 2016, Ansonia Holdings Singapore B.V. ("Ansonia"), which owns approximately 58% of the outstanding shares of Kenon, entered an agreement to provide loans (“Ansonia loans”) in an aggregate amount of up to RMB 450 million ($69 million) with an interest rate of 6% per annum, through Quantum, to support Qoros. Wuhu Chery completed its provision of loans to Qoros in the same amount and on similar conditions.  Set forth below is an overview of the Ansonia loans as of December 31, 2017:

Date Granted	RMB million	Plus certain interest	Convertible into Equity Discount Rate [1]	Loan Transfer Date from Quantum to Qoros [2]
Tranche 1 / Apr 2016	150	6%	10%	May 20, 2016
Tranche 2 / Apr 2016	150			June 28, 2016
Tranche 3 / Sep 2016	150		25%	September 6, 2016
Total	450 ($69 million)

1.
To facilitate potential investment by a third party in Qoros, Ansonia loans are automatically convertible into equity in Quantum in the event of a third-party financing at Qoros meets certain conditions, or when Ansonia loans are repaid in relation to such third-party financing. The loans will be convertible into equity of Quantum at a 10% (Tranche 1 and 2) and at a 25% discount (Tranche 3) discount to the implied value of Qoros based upon the third-party financing.

2.	Loans carry the same term of 9 months from the first transfer date

Note 10 – Investment in Associated Companies (Cont’d)

b.	Repayment of the Ansonia loans

i.
Ansonia loans to Quantum are non-recourse to Kenon, and limited recourse to Quantum. Quantum’s obligations to repay these loans when Quantum receives loan repayments from Qoros; or Quantum sells all or portion of its interest in Qoros.

ii.
Qoros has agreed to secure and undertaken to enter into the pledge for the Quantum and Wuhu Chery loans with certain collateral. The pledge is subjected to approvals to be received. Qoros' pledge of this collateral will be released upon a conversion of the shareholder loans into equity (as described below) or upon repayment.

iii.	Quantum agreed to assign its rights, title and interests in the collateral securing these loans to Ansonia.

iv.	Ansonia loans can be repaid by Quantum without penalty or premium prior to the conversion into Equity of Quantum.

v.
Repayment of Ansonia loan of $20 million was made in January 2018 by Quantum. The remaining outstanding balance will be repaid upon repayment of shareholder loans owing from Qoros to Quantum, which is expected to occur within the next 6 months.

c.	Conversion of the Ansonia loans into Equity (“Conversion”)

Upon a conversion, Kenon's indirect interest in Qoros will be diluted. From the point of the conversion until the third anniversary of such conversion, Ansonia will have the option to convert its equity in Quantum into an equivalent value of equity in Qoros, subject to regulatory acceptance, Qoros', Chery's and Wuhu Chery's approvals. As the plan is to repay the outstanding Ansonia loan within the next 6 months, the conversion is unlikely to happen.

7.	Financial Guarantees Provision and Releases

a.
On June 30, 2016, Kenon increased its previously recognized provision of $30 million to $160 million in respect to Kenon’s “back-to-back” guarantee obligations to Chery (RMB1,100 million), in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a portion of its interests in Qoros to secure Qoros’ bank debt. In addition to the current liquidity needs of Qoros, its financial position and Kenon’s strategic intent, the provision was made due to uncertainty in the Chinese automobile market. As a result, Kenon recognized a $130 million charge to expense for such financial guarantees in its consolidated statement of profit or loss in 2016.

These back-to-back guarantees consist of (i) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of RMB1.5 billion with respect to Qoros’ RMB3 billion facility, and (ii) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of Qoros’ RMB700 million facility, and interest and fees, if applicable.

b.
On December 25, 2016. Kenon has agreed to provide a RMB250 million (approximately $36 million) shareholder loan to Qoros, and in relation to this loan, the maximum amount of Kenon’s back-to-back guarantee obligations to Chery has been reduced by RMB250 million. As part of the loan to Qoros, Kenon’s back-to-back guarantee obligations to Chery with respect to Chery’s guarantee of Qoros’ RMB3 billion loan facility with the Export-Import Bank of China (“EXIM Bank”) have been reduced by one third, and the maximum amount of Kenon’s obligations under this back-to-back guarantee (subject to certain obligations to negotiate fees and interest described in the table below) has been reduced from RMB750 million to RMB500 million (approximately $72 million). In addition, Ansonia has committed to fund RMB25 million (approximately $4 million) of Kenon’s remaining back-to-back guarantee obligations to Chery in certain circumstances (“Ansonia Commitment”).

Chery has agreed to make a corresponding RMB250 million loan to Qoros. The proceeds of these loans were used to support Qoros’ ordinary course working capital requirements and Qoros’ investments in new initiatives, such as new-energy vehicles, while it continues its fund raising efforts.

As part of this transaction, Quantum pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Quantum up to 5% of Qoros’ outstanding shares to meet its pledge obligations under a Qoros RMB 1.2 billion loan facility with EXIM Bank. The number of Qoros shares pledged to Chery is subject to adjustment from time to time. In certain circumstances Quantum must pledge additional shares (to the extent it has unencumbered shares), and in other circumstances the pledged shares may be released and the borrowed shares must be returned, e.g., in the event that Quantum is required to pledge additional shares to secure the RMB1.2 billion EXIM Bank facility (Quantum has previously pledged a significant portion of its Qoros shares to secure Qoros’ obligations under Qoros’ RMB 1.2 billion loan facility with EXIM Bank).

Kenon has been informed that, in order to facilitate Kenon’s above mentioned reduction in Kenon’s back-to-back guarantee obligations to Chery, an affiliate of Kenon’s major shareholder has given certain undertakings to Chery with respect to the released guarantee obligations.

Note 10 – Investment in Associated Companies (Cont’d)

c.
On March 10, 2017, Kenon announces that it has agreed to fund up to RMB777 million (approximately $114 million) to Qoros in relation to the full release of its remaining RMB825 million (approximately $125 million) back-to-back guarantee obligations to Chery in two tranches, which releases Kenon from commitments to pay any related interest and fees to Chery under the guarantees.

On March 10, 2017, Kenon transferred RMB388.5 million (approximately $57 million) ("First Tranche Loans") to Qoros in relation to a reduction of RMB425 million (approximately $63 million) of Kenon's back-to-back guarantee obligations to Chery, including related interest and fees and the provision of the Second Tranche Loans shall be at Kenon's discretion.

As part of the First Tranche Loans, in relation to 50% reduction of the guarantee, Kenon funded 50% for Kenon and 50% on behalf of Chery.

On April 25, 2017, Kenon funded RMB100 million (approximately $15 million) as part of the remaining provision of RMB388.5 million to Qoros (the “Second Tranche Loans”) on similar terms in connection with the remaining RMB425 million reduction in its back-to-back guarantees.

Kenon’s remaining liability under its guarantee obligations totals RMB320 million in respect of RMB288.5 million (approximately $44 million) principal amount of debt as at December 31, 2017.

In the event that Chery's obligations under its guarantees are reduced, through amortization of the loans or guarantee releases, Kenon is entitled to the proportionate return from Chery of the loans provided on Chery's behalf (i.e., up to RMB388.5 million (approximately $57 million) with respect to the First Tranche Loans and the Second Tranche Loans) and the release of the pledges described above.

Quantum will pledge approximately 10.3% of the outstanding shares of Qoros to Chery in relation to 50% of the guarantee releases, which pledges are enforceable to the extent Kenon would have been required to make payments under such guarantees but for the guarantee releases.

In addition, Chery may also borrow from Quantum 5% of Qoros' outstanding shares in relation to Kenon's provision of the First Tranche Loans and the Second Tranche Loans. The number of Qoros shares pledged to Chery which are borrowed from Quantum is subject to adjustment from time to time.

Set forth below is an overview of the RMB850 million back-to-back guarantees provided by Kenon in respect of Qoros' indebtedness, reflecting the reduction of the back-to-back guarantees described above:

Loans	Timing	Amount of Loans to Qoros	Amount of Guarantee Obligations Prior to Investment	Release of Kenon Guarantees to Chery	Remaining Guarantee Obligations Post-Investment	Pledge of Qoros Shares in relation to Investment
		in RMB million
First Tranche	March 2017	388.5	850 [1]	425 [3]	425	5.17%
Second Tranche	April 2017	100	425	105 [3]	320	5.17%
Third Tranche	At Kenon's discretion	288.5	320	320 [3]	—
Total		777	—	850 [3]	—	10.3%[2]

1. Kenon's major shareholder Ansonia Holdings Singapore B.V. has committed to fund RMB25 million (approximately $4 million) of Kenon's back-to-back guarantee obligations in certain circumstances.
2. Excludes up to 5% of Qoros shares which Chery may borrow from Quantum to meet its pledge obligations under the Qoros RMB1.2 billion loan facility, as discussed above.
3. Plus interest and fees.

Following the pledges above, and taking account of prior pledges by Quantum of Qoros shares to Qoros' lenders and to Chery, substantially all of Kenon's interest in Qoros will be pledged, or could be pledged pursuant to the equity borrowing arrangements with Chery described above.

The proceeds of the First Tranche Loans was used to support Qoros' ordinary course working capital requirements, debt service requirements and investments in new initiatives, such as new-energy vehicles, while Qoros continues its fund raising efforts. The transactions enabled Kenon to support Qoros and its fundraising efforts, while reducing its back-to-back guarantee obligations to Chery.

Due to the change in equity holdings of Qoros in 2018, adjustments to the respective parties’ pro rata obligations under the Qoros’ bank guarantees and pledges were made (see Note 33.2.A).

Note 10 – Investment in Associated Companies (Cont’d)

8.	Background of Financial Guarantees

The guarantees by Kenon described below have been amended and released as described in paragraph 7 above

a.
In July 2012, Chery provided a guarantee to the banks, in the amount of RMB1.5 billion ($242 million), in relation to an agreement with the banks to provide Qoros a loan, in the amount of RMB3 billion ($482 million). In November 2015, Kenon has provided back-to-back guarantees to Chery of RMB750 million (approximately $115 million) in respect of certain of Qoros’ indebtedness and has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under Qoros’ RMB3 billion credit facility are equal in proportion; Kenon has similarly agreed to try to find an acceptable solution in respect of Kenon’s and Chery’s liabilities for the indebtedness of Qoros under Qoros’ 1.5 RMB billion facility, but without any obligation on Kenon to be liable for more than the amount set forth in its back-to-back guarantee to Chery. As a result, if Qoros is unable to meet its operating expenses or is unable to comply with the terms of certain of its debt agreements, Kenon may be required to make payments under its guarantees to Chery. In a back-to-back arrangement Kenon committed to Chery to pay half of every amount it will be required to pay with respect to the above-mentioned guarantee (“the 2012 Guarantee"). The fair value of the guarantee has been recorded in the financial statements.

Prior to Kenon’s spin-off from IC, IC provided the 2012 Guarantee to Qoros. This guarantee by IC is a back-to-back guarantee of Chery’s guarantee of up to RMB1.5 billion (approximately $240 million) under this credit facility, and the obligation of IC under this back-to-back guarantee is up to RMB888 million (approximately $142 million), including related interest and fees.

On February 12, 2015, Kenon has agreed to provide a RMB400 million (approximately $64 million) loan to Qoros to support its ongoing development, and in relation to the provision of this loan, IC’s back-to-back guarantee of Qoros’ debt was released in full. Chery’s guarantee under the Qoros facility of up to RMB1.5 billion (approximately $240 million) is not being released in relation to the release of IC’s back-to-back guarantees and, as described above, in November 2015 Kenon has provided back-to-back guarantees to Chery of RMB750 million.

b.
On May 12, 2015, Qoros has signed a Consortium Loan Agreement with the Export-Import Bank of China, and China Construction Bank Co., LTD, Suzhou Branch, concerning the Project of Research and Development of Hybrid Model (“Loan Agreement”), for an amount of RMB700 million ($108 million) or in USD not exceeding the equivalent to RMB480 million ($78 million) (the “Facility”).

c.
On June 15, 2015, this Facility was secured by Chery Automobile Co., Ltd (“Chery Guarantee Deed”) and pledged with Qoros’ 90 vehicle patents with an appraisal value of minimum RMB3.1 billion ($500 million). The Loan Agreement’s term of 102 months bears a 5-years interest rate quoted by the People’s Bank of China in RMB at LIBOR+10%, or in USD at LIBOR+3.50% per annum.

With relation to the above, Kenon provided a RMB350 million ($54 million) guarantee of this financing agreement to Chery for up to 50% of Chery’s Guarantee. As at December 31, 2016, Qoros had drawn down the Facility of RMB700 million ($108 million) with an interest rate of 5.39% (RMB 700 million as at December 31, 2015). The fair value of the guarantee has been recorded in the financial statements.

d.
On May 15, 2015, Kenon and Chery each provided a RMB400 million ($65 million) loan to Qoros to support its ongoing development. RMB25 million ($5 million) of each loan can be converted into equity on conditions set out in the agreement. As a result, Kenon’s ownership percentage in Qoros will not increase upon Qoros’ full, or partial, conversion of Kenon’s RMB400 million ($65 million) shareholder loan into equity.

Kenon expects all, or a portion, of the shareholder loans to convert into additional equity in Qoros upon the satisfaction of certain conditions, including the approval by the relevant Chinese authority.

Kenon funded the RMB400 million ($65 million) shareholder loan through drawdowns of $65 million under a Credit Facility with its former parent, IC.

e.
On July 31, 2014, in order to secure additional funding for Qoros of approximately RMB 1.2 billion ($200 million as of August 7, 2014) IC pledged a portion of its shares (including dividends derived therefrom) in Qoros, in proportion to its share in Qoros’s capital, in favor of the Chinese bank providing Qoros with such financing. Simultaneously, the subsidiary of Chery that holds Chery’s rights in Qoros also pledged a proportionate part of its rights in Qoros. Such financing agreement includes, inter alia, liabilities, provisions regarding covenants, events of immediate payment and/or early payment for violations and/or events specified in the agreement. The lien agreement includes, inter alia, provisions concerning the ratio of securities and the pledging of further securities in certain circumstances, including pledges of up to all of Quantum’s shares in Qoros (or cash), provisions regarding events that would entitle the Chinese Bank to exercise the lien, certain representations and covenants, and provisions regarding the registration and approval of the lien.

Note 10 – Investment in Associated Companies (Cont’d)

As part of the reduction of guarantee obligations in Note 10.C.b.7, Kenon has pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Kenon up to 5% of Qoros' outstanding shares to meet its pledge obligations under the abovementioned RMB 1.2 billion loan facility.

As of December 31, 2016, in relation to this loan facility of RMB 1.2 billion, Kenon and Chery have each pledged 22.6% of its equity interest in Qoros.

Due to the introduction of the additional investor in January 2018, financial guarantees will be adjusted to the respective parties pro rata obligation based on the change in equity holdings of Qoros (see Note 33.2.A).

9.	Business Plans

a.
In September 2014, Qoros’ board of directors reviewed a business development plan for the next ten years. Subsequently, Qoros’ board of directors approved a five-year business plan, which reflected lower forecasted sales volumes and assumed the minimal level of capital expenditure necessary for such sales volumes. As a result, Qoros management performed impairment tests in October 2015 and February 2016. In March 2017, Qoros’ board of directors approved a new business development plan for the next five years. As a result, Qoros management performed impairment tests in March 2017 on Qoros’ operating assets as of December 31, 2016 and intangible assets.

As at December 31, 2017, Kenon concluded that the recoverable amount of its CGU, based on the 3rd-party transaction with Baoneng Group (see Note 33.2.A), was higher than the carrying value (adjusted for depreciation and amortization). The recoverable amount was determined based on fair value of Qoros’ assets less the costs of disposal. Therefore, no impairment was recognized in Qoros’ December 31, 2017 financial statements in respect of its CGU.

c.	Tower

1.
In March 2015, Tower accelerated the conversion of $80 million of its outstanding Series F Bonds into ordinary shares of Tower. As a result of the issuance of shares, Kenon's interest in Tower was reduced from 29% to 23% of Tower’s equity and Kenon realized a dilution gain of $32 million.

2.
On May 27, 2015, Kenon’s shareholders approved a capital reduction, contingent upon the approval of the High Court of the Republic of Singapore, to enable Kenon to distribute, on a pro rata basis, some, or all, of the 18,030,041 ordinary shares of Tower held by Kenon, as well as 1,669,795 ordinary shares of Tower underlying the 1,669,795 Series 9 Warrants of Tower held by Kenon, to holders of Kenon’s ordinary shares. On June 25, 2015, the High Court of the Republic of Singapore approved the reduction of Kenon’s issued share capital, enabling Kenon to declare a distribution of some, or all, of its interest in Tower by distribution in specie. On June 30, 2015, the investment in Tower was reclassified to Assets held for distribution.

3.
On July 7, 2015, Kenon’s board of directors declared a pro rata distribution (the “Distribution”) in specie of 18,030,041 ordinary shares of Tower (the “Tower Shares”) to Kenon’s shareholders of record as of the close of trading on July 20, 2015 (the “Record Date”). The Distribution occurred on July 23, 2015 (the “Distribution Date”) and is one of the first key steps in the implementation of Kenon’s strategy, which provided Kenon Shareholders with direct access to Tower, which Kenon believes is in the best interests of its shareholders.

4.
The Tower Shares to be distributed in the Distribution represent all of the shares in Tower owned by Kenon, excluding the 1,669,795 shares in Tower underlying certain warrants held by Kenon. As of July 7, 2015, Kenon had 53,682,994 ordinary shares outstanding. Accordingly, each Kenon Shareholder as of the Record Date received approximately 0.335861 of a Tower Share for every Kenon Share held by such shareholder as of the Record Date. The fair value of the distribution in kind amounts to $255 million. As a result of this distribution, the Group recognized a gain from distribution of dividend in kind of $210 million. The gain arose from the difference between the fair value of the distribution and the carrying amount of the investment as required by IFRIC 17 Distributions of non-cash assets to owners.

5.
After the distribution, Kenon beneficially owned 1,669,795 Warrants representing approximately 2.0% of outstanding Ordinary Shares of Tower. On August 5, 2016, Kenon sold 1,699,795 Series 9 Warrants of Tower for proceeds of approximately $11.4 million.

Note 10 – Investment in Associated Companies (Cont’d)

D.	Details regarding dividends received from associated companies

	For the Year Ended December 31
	2017	2016	2015
	$ thousands
From associated companies	382	743	4,487

E.	Restrictions

Qoros

Qoros has restrictions with respect to distribution of dividends and sale of assets deriving from legal and regulatory restrictions, restrictions under the joint venture agreement and the Articles of Association and restrictions stemming from credit received.

ZIM

The holders of ordinary shares of ZIM are entitled to receive dividends when declared and are entitled to one vote per share at meetings of ZIM. All shares rank equally with regard to the ZIM's residual assets, except as disclosed below.

In the framework of the process of privatizing ZIM, all the State of Israel’s holdings in ZIM (about 48.6%) were acquired by IC pursuant to an agreement from February 5, 2004. As part of the process, ZIM allotted to the State of Israel a special State share so that it could protect the vital interests of the State.

On July 14, 2014 the State and ZIM have reached a settlement agreement (the “Settlement Agreement”) that has been validated as a judgment by the Supreme Court. The Settlement Agreement provides, inter alia, the following arrangement shall apply: State’s consent is required to any transfer of the shares in ZIM which confers on the holder a holding of 35% and more of the ZIM’s share capital. In addition, any transfer of shares which confers on the holders a holding exceeding 24% but not exceeding 35%, shall require prior notice to the State. To the extent the State determines that the transfer involves a potential damage to the State’s security or any of its vital interests or if the State did not receive the relevant information in order to formulate a decision regarding the transfer, the State shall be entitled to inform, within 30 days, that it objects to the transfer, and it will be required to reason its objection. In such an event, the transferor shall be entitled to approach a competent court on this matter.

The Special State Share, and the permit which accompanies it, also imposes transferability restrictions on our equity interest in ZIM. Furthermore, although there are no contractual restrictions on any sales of our shares by our controlling shareholders, if major shareholders’ ownership interest in Kenon (controlling shareholders of Kenon) is less than 36%, or major shareholders cease to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM (e.g., Kenon’s right to vote and receive dividends in respect of its ZIM shares),will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in major shareholders’ ownership or “control” (as defined in the State of Israel consent received by IC in relation to the spin-off). The State of Israel may also revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM, or if the cancellation of the provisions of the Special State Share with respect to a person holding shares in ZIM contrary to the Special State Share’s provisions apply (without limitation).

The Special State Share is non-transferable. Except for the rights attached to the said share, it does not confer upon its holder voting rights or any share capital related rights.

Note 11 – Subsidiaries

A.	Investments

1.	I.C. Power

a.	Subsidiaries acquired in 2016

On December 29, 2015, IC Power Distribution Holdings Pte, Limited (hereinafter - “ICP Distribution”), a wholly owned subsidiary of I.C Power, entered into an agreement with Deorsa-Deocsa Holdings Ltd. to acquire 100% of the shares of Estrella Cooperatief BA, a holding company that indirectly owned two distribution companies in Guatemala (90.6% of Distribuidora de Electricidad de Occidente S.A.-DEOCSA and 92.68% of Distribuidora de Electricidad de Oriente S.A.-DEORSA) and 100% of two smaller related businesses (Redes Electricas de Centroamerica S.A.-RECSA and Comercializadora Guatemalteca Mayorista de Electricidad S.A.-GUATEMEL), collectively referred as “Energuate” for a purchase price equal to (i) the base purchase price, plus (ii) the deferred payment, and (iii) the final adjustment amount. On January 22, 2016, ICP Distribution closed the acquisition of Estrella Cooperatief BA for a total consideration of $266 million which included a base price of $242.5 million paid at the closing date and a deferred payment of $23.7 million paid on April 12, 2016. The consideration agreed was subject to working capital adjustments.

On April 28, 2017, Ernst & Young LLP (“the consultant”) issued the Accountant Ruling in connection with the disagreement between Actis and the Company on the final working capital adjustment purchase price-consideration. As a result of the consultant ruling, a $10.2 million adjustment was required to be made in favor of the Company. The Company has recorded such amount as other income in the consolidated statement of profit or loss.

On May 12 and May 17, 2017, Actis paid $272 thousand and authorized the release of $10 million from Escrow account, respectively.

As at December 31, 2017, these subsidiaries were disposed (See Note 29).

1.	Consideration transferred

The following table summarizes the acquisition-date fair value of each major class of consideration transferred:

In thousands of $
Cash consideration	242,536
Deferred payment	23,750
Total consideration transferred	266,286

In thousands of $
Total consideration transferred	266,286
Cash and cash equivalent acquired	(60,227)
Total	206,059

2.	Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

In thousands of $
Property, plant and equipment	392,495
Intangibles	195,148
Deferred income tax assets, net	20,289
Trade receivables, net	100,508
Cash and cash equivalent	60,227
Other assets	22,457
Credit from bank and others	(288,290)
Deferred income tax liabilities	(54,642)
Trade payables	(108,193)
Guarantee deposits from customers	(51,072)
Other liabilities	(39,418)
Total identifiable net assets acquired	249,509

Note 11 – Subsidiaries (Cont’d)

3.	Measurement of fair value

The Company has measured the value of the acquired assets and liabilities at fair value on January 22, 2016, the date in which the Company gained control over Estrella Cooperatief BA. Additional information regarding the fair value measurement of the main items acquired is as follows:

▪	Fixed assets were valued considering the market value provided by an appraiser;
▪	Intangibles were measured based on the valuation of its Concessions;
▪	Deferred taxes were recorded based on the temporary differences between the carrying amount of the assets and liabilities and their tax basis; and,
▪	Non-controlling interests were measured as a proportion of the net assets identified on the acquisition date.

4.	Goodwill

Goodwill arising from the acquisition has been recognized as follows:

In thousands of $
Total consideration transferred	266,286
Non-controlling interest	20,325
Fair value of identifiable net assets	(249,509)
Goodwill*	37,102

(*)          This amount is not deductible for tax purposes and was determined in Quetzales.

Goodwill is explained by the strategic interest of the Company to expand its presence in distribution business. The goodwill is attributable mainly to the synergies expected to be achieved from integrating this business into the Group.

5.	Recognition of revenues and profit or loss
During the period from the acquisition date to December 31, 2016 the revenues and profit contributed by Estrella Cooperatief BA. to the consolidated results are $515 million and $29 million, respectively. If the acquisition had occurred on 1 January 2016, management estimates that contribution to consolidated revenue would have been $551 million, and to consolidated profit for the period would have been $30 million. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2016.

b.	Subsidiaries acquired in 2015

Advanced Integrated Energy Ltd. -
On June 8, 2015, IC Power executed an agreement with Hadera Paper Ltd., pursuant to which IC Power agreed to acquire from Hadera Paper 100% of the shares in Advanced Integrated Energy Ltd. (hereinafter “AIE”) and the Hadera Paper’s energy center. AIE holds a conditional license for the construction of a 120MW cogeneration power station in Israel. The total payment amounted to NIS 60 million (approximately $15.6 million) which involved two transactions:

i.
A business combination in the amount of NIS 36 million ($9.4 million) as follows: (i) On August 10, 2015, after fulfilling the conditions precedent contemplated in the aforementioned agreement, IC Power completed the acquisition of AIE and paid NIS 1.7 million (approximately $460 thousand) to Hadera Paper Ltd. for the acquisition of the shares. (ii) IC Power through AIE paid NIS 34 million (approximately $9 million) for the repayment of the loan between Hadera Paper Ltd. and its former shareholder.

The purchase price allocation was as follows: Property, plant and equipment: $9 million; Intangible: $464 thousand; deferred tax liabilities: $123 thousand; and goodwill: $119 thousand.

ii.	AIE acquired Hadera Paper’s energy center in the aggregate amount of NIS 24,000 (approximately $6 million). The Hadera Paper’s energy center generates electricity with a 18MW steam turbine.

During 2016, AIE issued to IC Power several capital notes of NIS 130 million (approximately $33.7 million), according to their terms, the notes bear no interest and are repayable subject to the AIE’s sole discretion no earlier than five years after the issuance. Additional investments by IC Power will be required to enable AIE to complete construction of the power plant, which is expected to commence operations in the first half of 2019.

Note 11 – Subsidiaries (Cont’d)

2.	I.C. Green Energy Ltd (I.C. Green)

a.
As of December 31, 2017, I.C. Green held 90.85% of the shares of Primus Green Energy Inc. (“PGE”). In 2016, I.C. Green granted PGE additional $7.5 million as convertible bridge financing agreement. On December 10, 2016, all of the convertible loans including interest have been consolidated to a convertible bridge financing agreement in the amount of $26 million with interest of 7% annually. During 2017 I.C. Green granted PGE additional $7.4 million as convertible bridge financing agreement. All of the convertible loans including interest have been consolidated to a convertible bridge financing agreement in the amount of $35 million with interest of 7% annually.

Note 11 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to each of the Group’s subsidiaries in 2017, 2016 and 2015 that has material NCI:

	As at and for the year ended December 31
	2017	2016*				2015*
	OPC Energy Ltd.	Samay I.S.A	Nicaragua Energy Holding	Kallpa Generacion S.A.	Cerro del Aguila S.A.	Samay I.S.A	Nicaragua Energy Holding	Kallpa Generacion S.A.	Cerro del Aguila S.A.
	$ thousands
NCI percentage	24.18%	25.10%	35.42%	25.10%	25.10%	25.10%	35.42%	25.10%	25.10%
Current assets	204,461	75,485	41,630	108,246	53,843	47,766	43,390	92,120	23,841
Non-current assets	736,123	380,947	144,313	611,928	949,440	344,052	172,917	638,325	847,015
Current liabilities	(99,441)	(73,846)	(26,053)	(55,323)	(85,935)	(36,075)	(22,044)	(188,291)	(25,909)
Non-current liabilities	(667,996)	(311,030)	(100,834)	(511,277)	(618,219)	(289,560)	(121,142)	(356,900)	(556,277)
Net assets	173,147	71,556	59,056	153,574	299,129	66,183	73,121	185,254	288,670
Carrying amount of NCI	41,863	17,961	20,918	38,547	75,081	16,612	25,899	46,499	72,456

Revenues	365,395	40,000	90,017	438,475	49,646	—	111,428	447,679	—
Profit/(loss)	5,896	548	7,511	35,820	9	(4,049)	14,469	44,088	(8,579)
Other comprehensive income/(loss)	8,514	4,825	—	—	10,449	(6,057)	—	(53)	(1,079)
Profit attributable to NCI	1,425	138	2,660	8,991	2	(1,016)	5,125	11,066	(2,153)
OCI attributable to NCI	2,058	1,211	—	—	2,623	(1,520)	—	(13)	(271)
Cash flows from operating activities	110,290	(1,276)	17,737	114,838	25,629	—	42,480	120,438	—
Cash flows from investing activities	(154,194)	(60,468)	(931)	(16,082)	(69,372)	(236,207)	(5,088)	(13,589)	(180,771)
Cash flows from financing activities excluding dividends paid to non-controlling interests	165,107	—	(4,004)	(16,943)	—	138,000	(26,139)	(91,084)	95,000
Dividends paid to non-controlling interests	(4,159)	47,088	(26,440)	(88,911)	62,823	—	(4,401)	(7,530)	—
Effect of changes in the exchange rate on cash and cash equivalents	7,126	373	(348)	198	369	(3,266)	(489)	(5,334)	(2,929)
Net increase/(decrease) in cash equivalents	124,170	(14,283)	(13,986)	(6,900)	19,449	(101,473)	6,363	2,901	(88,700)

* These entities are discontinued operations in 2017.

Note 11 – Subsidiaries (Cont’d)

C.	Restrictions

I.C. Power

As at December 31, 2017, IC Power´s subsidiaries have no restrictions to transfer cash or other assets to the parent company as long as each subsidiary is in compliance with the covenants derived from the borrowing agreements described in Note 16.

OPC had originally restrictions to transfer cash or paid dividends up to the third anniversary of Construction Completion. On October 13, 2015, OPC and its seniors lenders amended this restriction to pay dividends, which ended on June 30, 2015. Therefore, on October 19, 2015, OPC paid NIS 295 million (equivalent to $77 million). Out of this total, NIS 222 million (equivalent to $58 million) was paid as repayment of capital notes and NIS 72.5 million (equivalent to $19 million) as intercompany loan.

Note 12 – Deposits, Loans and Other Receivables, including Derivative Instruments

Composition:

	As at December 31
	2017	2016
	$ thousands
Deposits in banks and others – restricted cash	76,459	16,690
Long-term trade receivable	-	10,120
Financial derivatives not used for hedging	-	1,342
Income tax receivables and tax claims (1)	-	99,892
Other receivables (2)	30,258	48,731
	106,717	176,775

(1)	Mainly from discontinued operations.
(2)	Mainly relates to OPC’s connectivity fees to the gas transmission network and the electricity grid classified as long-term deferred expenses.

Note 13 – Deferred Payment Receivable

	As at December 31
	2017	2016
	$ thousands
Deferred payment receivable	175,000	-

As part of the sale of IC Power’s Latin America businesses, proceeds from I Squared Capital (“ISQ”) include a four year deferred payment obligation accruing 8% interest per annum.

Note 14 – Property, Plant and Equipment, Net

A.	Composition

	As at December 31, 2017
	Balance at beginning of year	Additions	Disposals	Differences in translation reserves	Sale of subsidiaries*	Balance at end of year
	$ thousands
Cost
Land, roads, buildings and leasehold improvements	1,041,723	4,139	(1,615)	4,167	(1,005,625)	42,789
Installations, machinery and equipment	2,445,579	68,410	(70,142)	49,825	(1,994,241)	499,431
Dams	164,469	105	(5)	-	(164,569)	-
Office furniture and equipment and motor vehicles	455,352	43,744	(4,954)	11,589	(500,163)	5,568
	4,107,123	116,398	(76,716)	65,581	(3,664,598)	547,788
Plants under construction	131,178	109,709	(15)	9,356	(85,609)	164,619
Spare parts for installations	68,854	4,364	(186)	1,487	(61,129)	13,390
	4,307,155	230,471	(76,917)	76,424	(3,811,336)	725,797

Accumulated depreciation
Land, roads, buildings and leasehold improvements	83,737	20,523	(807)	530	(96,690)	7,293
Installations, machinery and equipment	637,794	112,416	(13,466)	8,547	(644,458)	100,833
Dams	48,385	8,097	(250)	-	(56,232)	-
Office furniture and equipment and motor vehicles	39,939	23,824	(1,307)	484	(61,433)	1,507
	809,855	164,860	(15,830)	9,561	(858,813)	109,633

Balance as at December 31, 2017	3,497,300	65,611	(61,087)	66,863	(2,952,523)	616,164

*	This amount includes impairment as a result of the sale of Colombian assets. The Company recorded the impairment in cost of sales of $ 10 million.

Note 14 – Property, Plant and Equipment, Net (Cont’d)

	As at December 31, 2016
	Balance at beginning of year	Additions	Disposals	Differences in translation reserves	Acquisition as part of business combination	Transfers and Reclassifications	Balance at end of year
	$ thousands
Cost
Land, roads, buildings and leasehold improvements	288,538	7,759	(1,244)	629	2,441	743,600	1,041,723
Installations, machinery and equipment	1,840,754	46,652	(35,616)	7,350	—	586,439	2,445,579
Dams	138,310	159	(965)	—	—	26,965	164,469
Office furniture and equipment and motor vehicles	52,124	25,866	(8,958)	12,129	375,063	(872)	455,352
	2,319,726	80,436	(46,783)	20,108	377,504	1,356,132	4,107,123
Plants under construction	1,260,375	217,278	(167)	385	7,839	(1,354,532)	131,178
Spare parts for installations	44,299	20,139	(477)	281	7,152	(2,540)	68,854
	3,624,400	317,853	(47,427)	20,774	392,495	(940)	4,307,155

Accumulated depreciation
Land, roads, buildings and leasehold improvements	71,953	13,169	(1,434)	48	—	1	83,737
Installations, machinery and equipment	530,324	123,275	(16,512)	970	—	(263)	637,794
Dams	46,764	1,742	(121)	—	—	—	48,385
Office furniture and equipment and motor vehicles	21,538	20,591	(2,665)	212	—	263	39,939
	670,579	158,777	(20,732)	1,230	—	1	809,855

Balance as at December 31, 2016	2,953,821	159,076	(26,695)	19,544	392,495	(941)	3,497,300

Prepayments on account of property, plant & equipment	6,057						—
	2,959,878						3,497,300

B.	Net carrying values

	As at December 31
	2017	2016
	$ thousands
Land, roads, buildings and leasehold improvements	35,496	957,986
Installations, machinery and equipment	398,598	1,807,785
Dams	-	116,084
Office furniture and equipment, motor vehicles and other equipment	4,061	415,413
Plants under construction	164,619	131,178
Spare parts for installations	13,390	68,854
	616,164	3,497,300

C.
When there is any indication of impairment, the Group’s entities perform impairment tests for their long lived assets using fair values less cost to sell based on independent appraisals or value in use estimations, with similar assumptions as those described (Note 15.D).

D.	The amount of borrowing costs capitalized during 2017 was $3 million ($14 million during 2016).

Note 14 – Property, Plant and Equipment, Net (Cont’d)

E.
In I.C. Power, property, plant and equipment includes assets acquired through financing leases. As at December 31, 2017 and 2016, the cost and corresponding accumulated depreciation of such assets are as follows:

	As of December 31, 2017			As of December 31, 2016
	Cost	Accumulated depreciation	Net cost	Cost	Accumulated Depreciation	Net cost
	$ thousands

Land, roads, buildings and leasehold improvements	-	-	-	42,288	(6,602)	35,686
Installations, machinery and equipment	-	-	-	275,852	(117,368)	158,484
Motor vehicles	-	-	-	410	(46)	364
	-	-	-	318,550	(124,016)	194,534

F.	Fixed assets purchased on credit in 2017, 2016 and 2015 were $31 million, $25 million and $46 million respectively.

G.	The composition of the depreciation expense from continuing operations is as follows

	As at December 31
	2017	2016
	$ thousands
Depreciation charged to results	30,794	27,286

	As at December 31
	2017	2016
	$ thousands
Depreciation charged to cost of sales	30,102	26,697
Depreciation charged to general, selling and administrative expenses	597	468
Depreciation charged to results	30,699	27,165
Amortization of intangibles charged to cost of sales	-	-
Amortization of intangibles charged to general, selling and administrative expenses	95	121
Depreciation and amortization from continuing operations	30,794	27,286

Note 15 – Intangible Assets, Net

A.	Composition:

	Goodwill	Concessions licenses	Customer relationships	Software	Others	Total
	$ thousands
Cost
Balance as at January 1, 2017	117,550	189,351	41,074	1,771	83,897	433,643
Acquisitions as part of business combinations	296	-	-	195	-	491
Acquisitions – self development	-	-	-	179	10,280	10,459
Disposals	-	-	-	-	(82)	(82)
Sale of subsidiaries	(97,167)	(189,351)	(41,074)	(1,066)	(93,842)	(422,500)
Translation differences	1,235	-	-	74	256	1,565
Balance as at December 31, 2017	21,914	-	-	1,153	509	23,576

Amortization and impairment
Balance as at January 1, 2017	21,455	5,434	20,942	1,015	8,019	56,865
Amortization for the year	-	5,759	3,970	209	2,984	12,922
Disposals	-	-	-	25	-	25
Sale of subsidiaries*	-	(11,193)	(24,912)	(804)	(11,021)	(47,930)
Translation differences	-	-	-	-	53	53
Balance as at December 31, 2017	21,455	-	-	445	35	21,935

Carrying value
As at January 1, 2017	96,095	183,917	20,132	756	75,878	376,778
As at December 31, 2017	459	-	-	708	474	1,641

	Goodwill	Concessions licenses	Customer relationships	Software	Others	Total
	$ thousands
Cost
Balance as at January 1, 2016	79,581	—	41,074	1,776	68,806	191,237
Acquisitions as part of business combinations	37,102	189,351	—	—	5,796	232,249
Acquisitions – self development	—	—	—	138	9,331	9,469
Disposals	—	—	—	(153)	—	(153)
Reclassification	—	—	—	—	(161)	(161)
Translation differences	867	—	—	10	125	1,002
Balance as at December 31, 2016	117,550	189,351	41,074	1,771	83,897	433,643

Amortization and impairment
Balance as at January 1, 2016	21,455	—	16,888	937	4,713	43,993
Amortization for the year	—	5,434	4,054	227	3,287	13,002
Disposals	—	—	—	(153)	—	(153)
Translation differences	—	—	—	4	19	23
Balance as at December 31, 2016	21,455	5,434	20,942	1,015	8,019	56,865

Carrying value
As at January 1, 2016	58,126	—	24,186	839	64,093	147,244
As at December 31, 2016	96,095	183,917	20,132	756	75,878	376,778

*	This amount includes impairment as a result of the sale of Colombian assets. The Company recorded the impairment in cost of sales of $ 10 million ($3 million in Others and $7 million in Goodwill).

Note 15 – Intangible Assets, Net (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31
	2017	2016
	$ thousands
Intangible assets with a finite useful life	1,182	280,683
Intangible assets with an indefinite useful life or not yet available for use	459	96,095
	1,641	376,778

C.	Examination of impairment of cash generating units containing goodwill

For the purpose of testing impairment, goodwill is allocated to the Group’s cash-generating units that represent the lowest level within the Group at which the goodwill is monitored for internal management purposes. Goodwill is calculated based on the local currencies of the countries that the subsidiaries operate in and translated into US dollars at the exchange rate at the reporting date.

Goodwill arises from the following Group entities in I.C. Power (cash generating unit):

	As at December 31
	2017	2016
	$ thousands

Nejapa*	-	40,693
Kallpa*	-	10,934
Energuate*	-	37,651
Surpetroil*	-	6,699
OPC Rotem (former AIE)	459	118
	459	96,095

*          Discontinued operations

D.	Impairment testing

The recoverable amount of each CGU is based on the estimated value in use using discounted cash flows. The cash flows are derived from the 5-year budget.

The key assumptions used in the estimation of the recoverable amount are shown below. The values assigned to key assumptions represent management of the Group´s assessment of future trends in the power sector and have been based on historic data from external and internal sources.

	2017	2016
Discount rate	In percent
Peru*	-	6.7
Energuate*	-	8.9
El Salvador*	-	9.8
Colombia*	-	8.2
Terminal value growth rate	-	2

*          Discontinued operations

The discount rate is a post-tax measure based on the characteristics of each CGU with a possible debt leveraging of of 32% in 2016.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate was determined based on management´s estimate of the long term inflation

Note 15 – Intangible Assets, Net (Cont’d)

In addition to the discount and growth rates, the key assumptions used to estimate future cash flows, based on past experience and current sector forecasts, are as follows:

•	Existing power purchase agreements (PPAs) signed and existing number of customers

•
Investment schedule—I.C. Power Management has used the updated investment schedule in countries in which those companies operate, in order that the supply satisfies the demand growth in an efficient manner.

•
The production mix of each country was determined using specifically-developed internal forecast models that consider factors such as prices and availability of commodities, forecast demand of electricity, planned construction or the commissioning of new capacity in the country’s various technologies.

•
The distribution business profits were determined using specifically-developed internal forecast models that consider factors such as forecasted demand, fuel prices, energy purchases, collection rates, percentage of losses, quality service improvement, among others.

•
Fuel prices have been calculated based on existing supply contracts and on estimated future prices including a price differential adjustment specific to every product according to local characteristics.

•	Assumptions for energy sale and purchase prices and output of generation facilities are made based on complex specifically-developed internal forecast models for each country.

•	Demand—Demand forecast has taken into consideration the most probable economic performance as well as growth forecasts of different sources.

•
Technical performance—The forecast takes into consideration that the power plants have an appropriate preventive maintenance that permits their proper functioning and the distribution business has the required capital expenditure to expand and perform properly in order to reach the targeted quality levels.

Sensitivity to changes in assumptions

With regard to the assessment of value in use of the CGUs, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value to materially exceed its recoverable amount.

Note 16 – Loans and Debentures

Following are the contractual conditions of the Group’s interest bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 32, in connection with financial instruments.

	As at December 31
	2017	2016
	$ thousands
Current liabilities
Short-term loans from banks, financial institutions and others (1)	317,684	213,417
	317,684	213,417
Current maturities of long-term liabilities:
Loans from banks, financial institutions and others	123,908	251,803
Non-convertible debentures	6,364	10,617
Liability in respect of financing lease	-	6,976
	130,272	269,396
Total current liabilities	447,956	482,813
Non-current liabilities
Loans from banks and financial institutions	627,150	1,903,323
Non-convertible debentures	91,122	867,287
Liability in respect of financing lease	-	88,169
Other long-term balances	543	240,213
Total other long-term liabilities	718,815	3,098,992
Less current maturities	(130,272)	(269,396)
Total non-current liabilities	588,543	2,829,596

(1)	Balances as at December 31, 2017 mainly relates to loans from related parties (see Note 31.E).

Note 16 – Loans and Debentures (Cont’d)

A.	Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at		As at
				December 31,2017		December 31,2016
				$ thousands
	Nominal annual Interest rate	Currency	Maturity	Current	Non-Current	Current	Non-Current
Short-term loans from banks
I.C. Power Distribution Holdings
Credit Suisse	LIBOR + 4%	USD	2017	—	—	119,487	—
Samay
Interbank	2.9%	USD	2017	—	—	31,945	—
DEOCSA
Various entities	LIBOR + 4.75%	USD	2017	—	—	18,000	—
DEORSA
Various entities	LIBOR + 4.75%	USD	2017	—	—	12,000	—
CDA
Banco de Crédito del Perú	0.83%	USD	2017	—	—	14,000	—
PQP
Banco Industrial Guatemala	4.75%	USD	2017	—	—	6,000	—
Cobee
Various entities	4.2% / 5.5%	BOB	2016/2017	—	—	4,499	—
Nejapa

Scotiabank El Salvador	5.50%	USD	2017	—	—	4,200	—
Empresa Energética Corinto Ltd
Banco de América Central (BAC)	5.25%	USD	2017	—	—	1,586	—
Cepp
Scotiabank	2.4%	USD	2017	—	—	1,000	—
BHD Bank	2.53%	USD	2017	—	—	200	—
Surenergy
Banco Davivienda	DTF + 4.5%	COP	2017	—	—	500	—
Short-term loans from banks

Subtotal				—	—	213,417	—

Loans from Banks and others
Financial institutions:
Cerro del Aguila
Tranche A	LIBOR+4.25% - LIBOR +5.50%	USD	2024	—	—	15,344	320,437
Tranche B	LIBOR+4.25% - LIBOR +6.25%	USD	2024	—	—	—	180,896
Tranche 1D	LIBOR+2.75% - LIBOR +3.60%	USD	2024	—	—	1,760	38,697
Tranche 2D	LIBOR+2.75% - LIBOR +3.60%	USD	2027	—	—	—	21,959

Note 16 – Loans and Debentures (Cont’d)

A.	Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at		As at
				December 31,2017		December 31,2016
				$ thousands
	Nominal annual Interest rate	Currency	Maturity	Current	Non-Current	Current	Non-Current
Samay I
Sumitomo /HSBC / Bank of Tokyo	LIBOR+2.125% - LIBOR +2.625%	USD	2021	—	—	5,047	302,247
Central Cardones
Tranche One
BCI / Banco Itaú	LIBOR+1.90%	USD	2021	—	—	3,781	18,228
Tranche Two
BCI / Banco Itaú	LIBOR+2.75%	USD	2021	—	—	—	13,383
Colmito
Banco Bice	7.90%	CLP	2028	—	—	625	16,121
Consorcio Eólico Amayo, S.A.(I)
Banco Centroamericano de Integración Económica	8.45% - LIBOR +4%	USD	2023	—	—	5,307	37,376
Consorcio Eólico Amayo (Fase II), S.A.
Various entities	LIBOR+5.75%, 8.53%,10.76%	USD	2025	—	—	3,029	28,250
Empresa Energética Corinto, Ltd.
Banco de América Central (BAC)	8.35%	USD	2018	—	—	3,124	3,402
Tipitapa Power Company, Ltd.
Banco de América Central (BAC)	8.35%	USD	2018	—	—	2,801	3,328
Jamaica Private Power Company
Royal Bank of Canada	LIBOR + 5.50%	USD	2017	—	—	824	—
Burmeister & Wain Scandinavian Contractor A/S	3.59%	USD	2018	—	—	338	233
PQP
Banco Industrial	LIBOR + 4.50%	USD	2021	—	—	2,374	9,632
Surpetroil S.A.S
Banco de Occidente S.A	IBR + 5.87%	COP	2018	—	—	504	375
Banco Pichincha	DTF + 3%	COP	2017	—	—	100	—
Kanan
Scotiabank	LIBOR + 3.5%	USD	2021	—	—	46,094	—
Overseas Investments Peru
Credit Suisse (D)	LIBOR + 5%-6.5%	USD	2017	99,964	—	97,274	—
DEORSA
Syndicated Loan – various banks	LIBOR + 4.7% - LIBOR + 4.75%	USD	2021/2025	—	—	10,167	67,857
Syndicated Loan - various banks	TAPP minus 5.6% - TAPP minus 6.1%	GTQ	2021/2025	—	—	4,687	30,653

Note 16 – Loans and Debentures (Cont’d)

A.	Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at		As at
				December 31,2017		December 31,2016
				$ thousands
	Nominal annual Interest rate	Currency	Maturity	Current	Non-Current	Current	Non-Current
DEOCSA
Syndicated Loan – various banks	LIBOR + 4.7% - LIBOR + 4.75%	USD	2021/2025	—	—	16,876	107,488
Syndicated Loan - various banks	TAPP minus 5.6% - TAPP minus 6.1%	GTQ	2021/2025	—	—	6,215	43,127
RECSA
Banco G&T Continental	TAPP + 6.63%	GTQ	2020	—	—	931	3,722
OPC Rotem Ltd
Lenders Consortium (E)	4.85%-5.36	NIS	2031	23,944	463,160	20,290	344,240
OPC Hadera
Facility B—Amitim and Menora Pension Funds (F)	7.75%	NIS	2029	—	40,092	4,311	47,425
IC Power Asua Development Ltd
Bank Hapoalim New York	0.75%	USD	2019	—	—	—	12,000
AGS
Veolia Energy Israel Ltd		NIS	2019	—	—	—	444
Sub total				123,908	503,242	251,803	1,651,520

Liabilities in respect of finance leases:
Kallpa Generación
Banco de Crédito del Perú	7.15%	USD	2023	—	—	6,624	81,193
Surpetroil S.A.S.
Banco de Occidente S.A.	DTF + 3.5%	COP	2017	—	—	223	—
DEORSA
Arrendadora Agromercantil	TAPP minus 2.47%	GTQ	2017	—	—	129	—
Sub total				—	—	6,976	81,193

Debentures
Cobee
Bonds Cobee III-1B	6.50%	USD	2017	—	—	1,750	—
Bonds Cobee III-1C (bolivianos)	9.00%	BOB	2020	—	—	1,586	4,757
Bonds Cobee III-2	6.75%	USD	2017	—	—	5,000	—
Bonds Cobee III-3 (bolivianos)	7.00%	BOB	2022	—	—	—	6,160
Bonds Cobee IV-1A	6.00%	USD	2018	—	—	—	3,988
Bonds Cobee IV-1B	7.00%	USD	2020	—	—	—	3,980
Bonds Cobee IV-1C (bolivianos)	7.80%	BOB	2024	—	—	—	12,030
Cobee Bonds-IV Issuance 3	6.70%	USD	2019	—	—	—	4,973
Cobee Bonds-IV Issuance 4 (bolivianos)	7.80%	BOB	2024	—	—	—	15,039
Cobee Bonds-IV Issuance 5 (bolivianos)	5.75%	BOB	2026	—	—	1,950	17,697

Note 16 – Loans and Debentures (Cont’d)

A.	Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at		As at
				December 31,2017		December 31,2016
				$ thousands
	Nominal annual Interest rate	Currency	Maturity	Current	Non-Current	Current	Non-Current
Inkia Energy Ltd
Inkia Bonds	8.38%	USD	2021	—	—	—	447,904
Kallpa Generación
Kallpa Bonds	4.88%	USD	2026	—	—	—	325,970
Cepp
Cepp Bonds	6.00%	USD	2019	—	—	—	9,945
Cobee
Cobee Bonds (Premium)		USD-BOB	2017-2024	—	—	331	4,227
OPC Energy Ltd
Bonds – Series A (G)	4.45%	NIS	2030	6,364	84,758	—	—
Sub total				6,364	84,758	10,617	856,670
Total				130,272	588,000	482,813	2,589,383

DTF: “Depósitos a Término Fijo”. Fixed-term deposits rate calculated by Colombia’s Central Bank.
IBR: “Indicador Bancario de Referencia”. Bank Indicator of Reference calculated by Colombia’s Central Bank.
TAB: “Tasa Activa Bancaria”. Short-term credits average interest rate calculated by Chile’s Bank’s Association.
TRE: “Tasa de Referencia”. Weighted average for time deposits rates, calculated by Bolivia’s Central Bank.

Note 16 – Loans and Debentures (Cont’d)

B.	Classification based on currencies and interest rates

	Weighted-average interest rate December 31	As at December 31
	2017	2017	2016
	%	$ thousands
Current liabilities (without current maturities)

Short-term loans from financial institutions
In dollars		-	208,418
In other currencies		-	4,999
		-	213,417

Non-current liabilities (including current maturities)

Debentures
In dollars		-	804,052
In other currencies	4.80%	91,122	63,235
		91,122	867,287
Loans from financial institutions (including financing lease)
In dollars	7.90%	99,964	1,467,369
In shekels	4.80%	527,186	416,710
In quetzales		-	89,464
In other currencies		-	17,948
		627,150	1,991,491
		718,272	2,858,778

C.	Liability in respect of financing lease

Information regarding the financing lease liability broken down by payment dates is presented below:

	As at December 31, 2017			As at December 31, 2016
	Minimum future lease rentals	Interest component	Present value of minimum lease rentals	Minimum future lease rentals	Interest component	Present value of minimum lease rentals
	$ thousands
Less than one year	-	-	-	13,016	6,040	6,976
From one year to five years	-	-	-	85,849	19,217	66,632
More than five years	-	-	-	15,207	646	14,561
	-	-	-	114,072	25,903	88,169

Note 16 – Loans and Debentures (Cont’d)

Long term loans from banks and others

D.
Overseas Facility — On May 9, 2016, Overseas Investments Peru S.A., a 100% whole-owned subsidiary of ICP, signed a $100 million Credit Facility with Credit Suisse AG. The proceeds from this facility were fully drawn on August 31, 2016. This facility had an original maturity on November 9, 2017 bears an interest rate of 90-day Libor plus 5.00% (from the funding date to the 6-month anniversary of the funding date); 90-day Libor plus 5.75% (from one day after the 6-month anniversary to the 12-month anniversary of the funding date); and 90-day Libor plus 6.50% thereafter. On September 8, 2017, Overseas Investment Peru signed an amendment changing the final maturity date to May 9, 2019. As of December 31, 2017, the outstanding principal amount under this facility was $ 100 million. ($99.9 million, net of transaction costs) ($97 million, net of transaction costs as of December 31, 2016).

On January 3, 2018, this loan was prepaid for a total amount of $101 million (including the interest accrued), see note 33.3.A.

E.
OPC Lenders Consortium - In January 2011, OPC entered into a financing agreement with a consortium of lenders led by Bank Leumi L’Israel Ltd (“Bank Leumi”) (shareholder of Kenon - 14% shareholding) for the financing of its power plant project. The financing consortium includes Bank Leumi and institutional entities from the following groups: Clal Insurance Company Ltd.; Amitim Senior Pension Funds; Phoenix Insurance Company Ltd.; and Harel Insurance Company Ltd (“OPC’s lenders”). As part of the financing agreement, the lenders committed to provide OPC a long-term credit facility (including a facility for variances in the construction costs), a working capital facility, and a facility for financing the debt service, in the overall amount of approximately NIS 1,800 million (approximately $460 million). The loans are CPI linked and are repaid on a quarterly basis beginning in the fourth quarter of 2013 until 2031. As part of the financing agreement, OPC had certain restrictions to make distributions of dividends and repayments of shareholders’ loans, only after the third year after the completion of OPC’s power plant. On October 13, 2015, OPC and the senior lenders amended the Facility Agreement to remove this restriction.

As part of the Facility Agreement, OPC is required to keep a Debt Service Reserve equivalent to the following two quarterly debt payments (hereinafter- “the reserve”) within the period of two years following power plant construction completion. As of December 31, 2017 and 2016, the amount of the reserve is NIS72 million (equivalent to $21 million) and NIS73 million (equivalent to $19 million) respectively.

As of December 31, 2017 and 2016, OPC used NIS5 million ($1.4 million) and NIS4 million ($1.2 million), respectively from the guarantee.

Under the Facility Agreement, OPC and IC Power Asia Development Ltd (“ICPAD”) together and the non-controlling interests in Rotem ("Veridis"), issued corporate guarantees in favor of Rotem in amounts of NIS92 million ($26.5 million) and NIS23 million ($6.6 million), respectively.

In December 2017, an amended credit facility agreement was signed, according to which ICPAD was released from the corporate guarantee, in return for the accumulation of an additional fund in Rotem in the amount of NIS 57.5 million ($16.6 million) ("the owners' guarantee fund") and in return from the corporate guarantee of OPC and Veridis of NIS 57.5 million ($16.6 million), according to their relative portion in holdings. The owners' guarantee fund is subject to an adjustment mechanism under which in certain coverage ratios it can exceed a maximum amount of NIS115 million ($33 million). ICPAD's guarantee fund will accumulate in the following manner – NIS20 million ($5.8 million) upon signing the amended credit agreement and the balance will accumulate over 24 months in semi-annual deposits. After the completion of the accumulation of ICPAD's guarantee fund, Veridis and OPC will be released from the corporate guarantee. As at December 31, 2017, ICPAD's guarantee fund amounted to NIS20 million ($5.8 million).

F.
OPC Energy Ltd. —On June 22, 2014, OPC entered into a mezzanine financing agreement with Mivtachim Social Insurance and Makefet Fund Pension (“Amitim”) and Menora Mivtachim Insurance Ltd (“Menora”) in the aggregate amount of NIS350 million ($93 million), consisting of three Facilities: (i) Tranche A bridge loan for NIS150 million, bearing interest of 4.85% p.a. to be repaid until March 31, 2017; (ii) Tranche B long-term loan for NIS200 million, bearing interest of 7.75% p.a., repayable on annual basis until March 2029. These loans are linked to CPI.

During the year ended December 31, 2016, Tranche A was prepaid for a total of NIS162 million (approximately $41 million) and Tranche B was prepaid for a total of NIS38 million (approximately $10 million).

In May 2017, Tranche B was prepaid for a total of NIS23 million (approximately $7 million).

Note 16 – Loans and Debentures (Cont’d)

Debentures

G.
In May, 2017, OPC issued Bonds (Series A) to classified investors under a private placement, which were listed for trade on the Institutional Continuous Trading Platform. The bonds, with a par value of NIS 320 million ($92 million), bear annual interest at the rate of 4.95% and are redeemable, principal and interest, every six months, commencing on June 30, 2018 (on June 30th and December 30th of every calendar year) through December 30, 2030. Under the terms, the interest on the bonds will be reduced by 0.5% in the event of their listing for trade on the main list of the TASE. The bonds have received a rating of A3 from Midroog and A- from S&P Global Ratings Maalot Ltd. (hereinafter -– “Maalot”).

On August 20, 2017, OPC listed the bonds for trade in the stock exchange under an issuance and the listing of its shares for trade and accordingly, from that date, interest on the bonds (series A) was reduced by 0.5% and is 4.45% per year.

According to the trust deed from May 2017, OPC has registered, in favor of the trustee on behalf of the bond holders, a first-ranking floating charge, unlimited in amount, on all of its assets. The floating charge will not preclude OPC from pledging specific assets and the performance of other asset dispositions by OPC.

Additionally, OPC has created a reserve for the servicing of the debt, out of the issuance consideration, in the amount of 12 months of interest up to the commencement of repayment of the principal of the bonds, and will pay 12 months of principal and interest payments subsequent to the commencement of the bonds' principal repayment. The trust account in which the reserve was deposited will be pledged in favor of the trustee on behalf of the bond holders. As of December 31, 2017, the deposit for the debt service fund amounts to NIS 18 million ($5 million) and is presented in the Statement of Financial Position under “Deposits, loans and other receivables”.

The trust deed contains customary clauses for calling for the immediate redemption of the bonds, including events of breach, insolvency, liquidation proceedings, receivership, stay of proceedings and creditors' arrangements, certain types of restructuring, material downturn in the position of OPC. The right to call for immediate redemption also arises upon: (1) the occurrence of certain events of loss of control by Kenon; (2) the call for immediate repayment of other debts (or guarantees) of the Company or of Hadera or Rotem in certain predefined minimum amounts; (3) a change in the area of operation of OPC such that OPC's main area of activity is not in the energy sector in Israel, including electricity generation in power plants and with renewable energy sources; (4) in the event that a rating is discontinued over a certain period of time, and the rating of the bond falls below the level of Baa3 (or BBB);  and (5) in the event of suspending trading for a certain time period if the bonds are listed for trade on the main list of the Stock Exchange. All of such conditions, pursuant to the terms set out in the trust deed.

Furthermore, the trust deed includes an undertaking by OPC to comply with covenants on the basis of its stand-alone financial statements: debt coverage ratio of at least 1.05 (to be reviewed commencing in the financial statements as at June 30, 2018), minimum equity of NIS 80,000,000, and an equity-to-balance sheet ratio of at least 12.5%. As at December 31, 2017, the equity attributed to OPC’s shareholders amounted to approx. NIS 600 thousand and the equity-to-balance sheet ratio was 65%.

The trust deed also includes an undertaking by OPC to monitor the rating by a rating agency and for mandatory early redemption in the event of the sale of means of control in Rotem and Hadera.

Additionally, restrictions imposed on distributions, provision of loans to related parties and repayment of loans to related parties, are included as set forth in the trust deed, including compliance with certain covenants.

The terms of the bonds also provide for the possible raising of the interest rate in certain cases of lowering the rating, in certain cases of breach of financial covenants, and in certain cases of use of the reserve for servicing the debt where the reserve is not sufficiently funded within the time frame that is set forth in the trust deed. The ability of OPC to expand the series of the bonds has been limited under certain circumstances, including maintaining the rating of the bonds at its level shortly prior to the expansion of the series and the lack of breach. Additionally, should OPC raise additional bonds that are not secured (or that are secured with a pari passu ranking floating charge), these will not have preference over the bonds (Series A) upon liquidation.

H.	As at December 31, 2017, the main covenants that certain Group entities must comply with during the term of the debts were as follows:

Covenant
Group entities	Debt service to coverage rati
OPC Rotem	Not less than 1.25

Compliance with the covenants referred to above is overseen by OPC’s management. As of December 31, 2017 OPC complied with all the covenants mentioned above.

Note 17 – Trade Payables

	As at December 31
	2017	2016
	$ thousands
Current
Trade Payables	36,994	264,720
Accrued expenses and other payables	21,901	20,892
	58,895	285,612
Non-current
Trade Payables*	-	44,057

(*) As of December 31, 2016, non-current trade payables correspond mainly to spare parts, used for major maintenance of facilities of discontinued operations, acquired according to a long-term program (LTP) agreement signed with Siemens. During 2016, these trade payables have not generated interests and no specific guarantee have been granted.

Note 18 – Other Payables including Derivative Instruments

	As at December 31
	2017	2016
	$ thousands
Current liabilities:
Financial derivatives not used for hedging	73	783
Financial derivatives used for hedging	439	11,563
The State of Israel and government agencies	1,208	4,206
Employees and payroll-related agencies	179	4,846
Customer advances and deferred income	-	944
Accrued expenses	14,915	23,563
Dividend payable to non-controlling interest	-	2,893
Interest payable	21	23,038
Transaction costs on sale of subsidiaries	59,000	-
Other	6,687	19,467
	82,522	91,303
Non-current liabilities:
Financial derivatives not used for hedging	-	1,342
Financial derivatives used for hedging	-	13,701
Other financial derivatives	-	29,594
	-	44,637

Note 19 - Guarantee Deposits from Customers

Deposits in cash are received from distribution customers. These deposits bear interest at a weighted average interest rate published by the Guatemalan Central Bank and are refundable to clients when they cease using the electric energy service. Such deposits relate to the power distribution business sold to ISQ in December 2017.

Note 20 – Provisions

	Financial Guarantee*	Others	Total	Financial Guarantee*	Others**	Total
	2017			2016
	$ thousands			$ thousands
Balance at January, 1	118,763	768	119,531	-	41,686	41,686
Reclassified from long-term liabilities	-	-	-	34,263	-	34,263
Provision made during the year	-	-	-	130,193	-	130,193
Provision reversed to profit/(loss) during the year	-	-	-	(4,587)	-	(4,587)
Provision paid/ released	(74,421)	(768)	(75,189)	(36,023)	(40,170)	(76,193)
Effects of foreign currency	-	-	-	(5,083)	(748)	(5,831)
Balance at December, 31	44,342	-	44,342	118,763	768	119,531

* Relates to Kenon’s provision of financial guarantees to Chery in respect of an obligation of Qoros (see Note 10.C.b.7).

** Corresponds to a provision made by an I.C. Power’s subsidiary as a result of a regulator charge. Expenses related to this provision were recognized in the cost of sales in the amount of $15 million in 2015.

Note 21 – Contingent Liabilities, Commitments and Concessions

A.	Claims

I.C. Power

a.	OPC Rotem – Tamar

In July 2013, the EA published four generation component tariffs/power cost indicators, ranging from NIS 386 per megawatt hour, or MWh, to NIS 333.2 per MWh, instead of the single tariff that had previously been used. In January 2015, the EA published new tariffs, which reduced the tariff rates by approximately 10%. In connection with the indexation of their natural gas price formula for OPC’s gas supply agreement with the Tamar Partner, OPC and the Tamar Partners disagreed as to which of the EA’s July 2013 tariffs applied to the Tamar’s supply agreement and have a similar disagreement with respect to the tariffs published in January 2015. Subsequent to the period of the report, on February 2, 2017, OPC received a letter from Tamar's attorney claiming a debt of $ 24.6 million (including accrued interest) and requesting that such amount be deposited in escrow pursuant to the GSPA. Based on the OPC's legal consultant’s opinion it is not more likely than not that OPC will pay this claim and therefore no provision was included in the financial statements.

On June 21, 2017, the Tamar Partners filed a request for arbitration against OPC Rotem in accordance with the gas supply agreement. On July 20, 2017, OPC Rotem submitted its response to such request, rejecting the arguments of Tamar Partners and requesting (i) that it be determined that the relevant tariff in connection with the price of gas for the period in dispute is NIS 333.2 per MWh; (ii) that the amount deposited in escrow, plus the gains accrued thereon, should be released immediately; and (iii) that Tamar Partners bear OPC Rotem’s arbitration expenses. As at December 31, 2017, OPC Rotem has classified the amount deposited in escrow as non-current assets, since it is it is unable to assess whether this amount will be returned within the following 12 months.

b.	ORL Claim

In November 2017, a request was filed with the Tel Aviv-Jaffa District Court to approve a derivative claim on behalf of Oil Refineries Ltd. ("ORL"). The request is based on the petitioner's contention that the undertaking in the electricity purchase transaction between ORL and OPC-Rotem is an extraordinary interested party transaction that did not receive the approval of the general assembly of ORL shareholders on the relevant dates. The respondents to the request include ORL, Rotem, the Israel Corporation Ltd. and the members of ORL's Board of Directors at the time of entering into the electricity purchase transaction. The requested remedies include remedies such as a "do" order and financial remedies. OPC is studying the request and will respond to it as part of the legal process. OPC and its legal advisors are unable to assess the chances of the receipt of the request, the claim and the expectation of a negative cash flow. Therefore no provision was included in the financial statements.

B.	Commitments

I.C. Power

(a)	IC Power Asia Development Ltd (“ICPAD”)

As of December 31, 2017, ICPAD has issued guarantees for a total amount of $44 million, as follows:

Guarantee party	Description	In thousands of NIS	In thousands of $	Cash Collateral in thousands of $
Advanced Integrated Energy Ltd	IDOM - EPC Agreement	—	10,500	—
Advanced Integrated Energy Ltd	GE - CSA Agreement	—	21,000	—
OPC Rotem Ltd.	Facility agreement	45,000	12,980	6,505

Note 21 – Contingent Liabilities, Commitments and Concessions (Cont’d)

(b)	OPC Rotem, Israel

Power Purchase Agreements (PPA)

On November 2, 2009, OPC signed a 20 year power purchase agreement (“the PPA”) with Israel Electric Company Ltd. (“IEC”) to purchase capacity and energy from OPC over a period of twenty (20) years from the commencement date of commercial operation (“COD”) of the plant. The PPA is a “capacity and energy” agreement, meaning, a right of OPC Rotem to provide the plant’s entire production capacity to IEC and to produce electricity in the quantities and on the dates as required by IEC.

PPA with end users

The PPA with IEC provides OPC Rotem with the option to allocate and sell the generated electricity of the power station directly to end users. OPC Rotem has exercised this option and sells all of its energy and capacity directly to end users. Most of the agreements are for a period of 10 years. The consideration, tariff, are set based on the TAOZ, the generation component of the time-of-use electricity tariff, less a discount from the generation component. Both the TAOZ and the generation component are determined by the Electricity Authority (EA, previously name PUA) and are updated from time to time.

If the consideration is less than a minimum tariff of the generation component, the Company has the right to terminate the agreements.

The agreements guaranty a certain level of availability of the power plant below which, customers are entitled to compensation.

Natural supply gas agreement

On November 25, 2012, OPC Rotem signed an agreement with Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership and Dor Gas Exploration Limited Partnership ("Tamar Partners") regarding the natural gas supply to the power plant. The agreement shall terminate upon the earlier of: June 2029 or until OPC Rotem has consumed the entire contractual quantity. In addition, each party has the right to extend the period of the agreement for a period of up two additional years under certain conditions or until the date of consuming the total contract quantity, whichever is earlier (the "Tamar Agreement").

The price of the gas is linked to changes in the "Production Cost" Tariff, which is part of the TAOZ, and partially linked to the USD representative exchange rate, and includes "a floor price". According to the Agreement, OPC Rotem shall purchase natural gas with a total contractual quantity of 10.6 BCM (billions of cubic meters). OPC Rotem is under a “take or pay” obligation regarding a certain annual quantity of natural gas based on a mechanism set forth in the Tamar Agreement. The Tamar Agreement contains certain conditions that provide in the future flexibility to reduce the minimum annual quantity.

On December 28, 2015 the agreement received the Israeli Antitrust Authority, ("Authority") approval. The agreement between Tamar and OPC Rotem allows cutting back the supply of gas to OPC Rotem during the "interim period" in the event of gas shortage and gives preference in such scenario to certain customers of Tamar Partners over OPC Rotem.

During the years 2015 and 2016, the EA updated the generation component of the TAOZ. This tariff is used to determine the price calculation between the OPC Rotem and the end users, and for the natural gas price indexation. As a result of these adjustments, the generation component was reduced in about 10% starting February 2015 and in about 5% starting September 13, 2015. A decline in generation component will result in a corresponding decline in the rates OPC Rotem charges its customers and, accordingly, its revenues. In December 2016, the EA published its decision regarding an update of the generation component of the TAOZ, which became effective on January 1, 2017, and further reduced the generation component tariff by approximately 0.5% from NIS 265.2 per MWh to NIS 264 per MWh (as opposed to the 8% reduction that was initially proposed in the October 2016 EA draft decision). However, as part of the December 2016 EA decision, TAOZ was also adjusted to reflect a decrease in certain payments made by IPPs to the IEC. As a result of such adjustment, OPC Rotem’s tariffs effectively increased by approximately 2% (despite the 0.5% reduction in the generation component tariff).

On January 8, 2018, the EA published a resolution which entered into force and effect on January 15, 2018, regarding the update of tariffs for 2018 (“2018 Tariff Update”), in which the rate of the production component was raised by 6.7% from NIS 265 per MWh to NIS 281.6 per MWh. As a result the 2018 Tariff Update, OPC Rotem may pay a price that is higher than the minimum price stipulated in their gas agreements.

Note 21 – Contingent Liabilities, Commitments and Concessions (Cont’d)

(b)	OPC Rotem, Israel (cont´d)

System Management Charges

Since 2013, the EA had been in the process of determining a system cost tariff. In August 2015, the EA published a decision that IPPs in Israel would be obligated to pay system management service charges, which charges are retroactively effective as of June 1, 2013. According to the EA decision, as amended in September 2015, the amount of system management service charges that would be payable by OPC Rotem from the effective date of June 1, 2013 to June 30, 2015, was approximately NIS 159 million (approximately $41 million), excluding interest rate and linkage costs, based upon the “average rate” of the system management service charges. However, as the rate of the new system management service charges, like other rates of the EA, varies by season (e.g., summer and winter) and by demand period (peak, shoulder and off-peak), IEC’s final calculation of the amount payable by OPC Rotem was based upon the applicable time of use rates, which provides different energy rates for different seasons (e.g., summer and winter) and different periods of time during the day, or “Time of Use” rates. In December 2015, OPC Rotem received an invoice from IEC (in its capacity as the system manager) regarding the NIS 162.6 million (approximately $41.6 million) amount of system management service charges that would be payable by OPC Rotem for such period, including interest rate and linkage costs.

In February 2016, OPC Rotem paid NIS154 million (approximately $40 million) to IEC in satisfaction of this amount (excluding the interest rate, and linkage costs). In August 2016, the EA published a decision to change the method of calculation of the interest rate and to reduce the interest rate payable by IPPs (including OPC Rotem) with respect to system management service charges payable by them from the effective date of June 1, 2013 to September 13, 2015 (amounting to approximately 2.5% of the total amounts payable by IPPs in respect of the system management charges). As a result of the resolution, the system management cost provision was updated to a total amount of NIS 3 million ($768 thousand). As of December 31, 2017, OPC Rotem paid the accrued balance.

(c)	OPC Hadera, Israel

Power and Steam Purchase Agreement (“PSPA”)

On August 10, 2015, OPC Hadera and Hadera Paper entered into two agreements for the supply of electricity and steam to Hadera Paper’s facility:

-	Short Term PSPA - Pursuant this agreement, OPC Hadera will supply steam and electricity until COD of the power plant, which shall be done through the existing energy center.

-	Long Term PSPA – Pursuant this agreement, OPC Hadera will supply steam and electricity during the period commencing upon COD of the power plant and for a period of 18 years thereafter.

In consideration for electricity purchased under each of the PSPAs, Hadera Paper will pay an electricity tariff which is based on a certain discount in comparison with the electricity tariffs charged by the Israeli Electric Company Ltd. The steam price paid by Hadera Paper is subject to adjustment based upon Hadera Paper’s annual steam consumption.

Hadera Paper is under a “take or pay” obligation (hereinafter – "the TOP") regarding a certain annual quantity of steam based on a mechanism set forth in the agreements. Under the PSPAs, OPC Hadera is obligated to certain availability with respect to the supply of electricity and steam, which obligation excludes unavailability due to events predominately not in the control of OPC Hadera. In addition, in certain circumstances, OPC Hadera may be subject to penalties in the event of delays in the COD of the power plant. OPC Hadera’s liability is subject to an annual cap, as set out in the agreements.

PPA with end users

OPC Hadera completed the signing of agreements for the sale of most of the generation capacity of the power plant to end users. The agreements are for a period of 10 years, and under most of the agreements the end user has an early termination right in accordance, with the terms set forth in the agreement with right of refusal of OPC Hadera. The consideration was set based on the TAOZ rate, less a discount from the generation component.

If the consideration is less than the minimum tariff set for the generation component, OPC Hadera has the right to terminate the agreements. In addition, the agreements include compensation in the event of a delay of power plant’s COD and compensation for the unavailability of the power plant below an agreed minimum level.

Note 21 – Contingent Liabilities, Commitments and Concessions (Cont’d)

(c)	OPC Hadera, Israel (cont’d)

Gas Sale and Purchase Agreement (“GSPA”)

On January 25, 2012, Hadera Paper entered into a gas sale and purchase agreement (hereinafter- the “GSPA”) with Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Dor Gas Exploration Limited Partnership and Everest Infrastructures Limited Partnership (hereinafter- the “Tamar Partners”) regarding the natural gas supply to Hadera Paper’s existing gas consuming facilities (i.e. the Energy Center) as well as the additional capacity of the power plant under construction. The agreement was amended on October 16, 2012. On August 10, 2015, the GSPA was assigned to OPC Hadera pursuant to the terms of the share purchase agreement. The GSPA will terminate upon the earlier of 15 years following the commencement of supply from the Tamar reservoir (April 2013) or until the date of consuming the total contract quantity (118,000,000 MMBTU). In addition, both parties have an option to extend the GSPA by up to two years in the event the total contract quantity was not yet consumed by the end of the GSPA term.

The price of the gas is linked to the weighted average generation cost tariff, published by the EA, and includes a “floor price”. In addition, the GSPA includes the TOP regarding a certain annual quantity of natural gas based on a mechanism set forth in the GSPA.

In addition, on September 6, 2016, OPC Hadera and the Tamar Partners entered into an additional GSPA (“Additional GSPA”) for the supply of additional quantities of natural gas (in addition to the original GSPA) as of the commissioning of the intended power plant.

The additional GSPA will terminate upon the earlier of 15 years following the completion of the commissioning of the power plant (which shall be concluded by no later than March 31, 2019) or until the date of consuming the total contract quantity (68,000,000 MMBTU, which shall be adjusted if and when the additional GSPA were to become on a firm supply basis). In addition, both parties have an option to extend the term of the additional GSPA by up to three years in the event the total contract quantity was not yet consumed by the end of the additional GSPA term.

The price of the gas is linked to the weighted average generation cost tariff, published by the EA, and includes a “floor price.”

As a part of Tamar Agreement with OPC Hadera, OPC Hadera has provided bank guarantees in the amount of $6 million (approximately NIS 21 million) in favor of Tamar Partners in connection with OPC Hadera’s undertaking under this agreement.

Israel Natural Gas Lines Ltd. Agreement for the Transmission of Natural Gas

On July 11, 2007, Hadera Paper signed a gas transmission agreement with Israel Natural Gas Lines Ltd. (hereinafter- “INGL”), which was assigned to OPC Hadera on August 10, 2015, in accordance to the SPA. The agreement as amended on June 7, 2013 and March 31, 2015 is extended until July 14, 2018 and governs the transmission of natural gas to the Energy Center. The agreement was further extended and modified by a third amendment on December 28, 2015 which facilitates transmission of natural gas to the power plant, by means of the construction and installation of a new pressure regulation and measurement (PRMS) station, and includes additional commercial terms. The duration of the agreement, as modified by the third amendment, shall be 16 years from an agreed upon “start date” with an option for extension. The “start date” in accordance with the third amendment, will occur within a window of time as stipulated in the agreement. Such window may be postponed due to reasons attributable to changes in specifications of the PRMS or to the land on which the PRMS is to be constructed.

As part of the agreement, OPC Hadera extended to INGL a bank guarantee in the amount of approximately NIS 296 thousand (approximately $85 thousand) linked to the CPI in connection with OPC Hadera's monthly payment commitment pursuant to the agreement, which replaces the original guarantee provided by the Company.

In addition, the OPC Hadera provided a CPI-linked corporate guarantee in an amount equal to NIS 4 million (approximately $1 million) in connection with the undertaking to construct the new PRMS facility for OPC Hadera under the agreement.

Gas Sale Agreement with Oil Refineries Ltd. (“ORL”)

On December 23, 2015, OPC Hadera contracted with ORL for the sale of surplus gas quantities supplied to it pursuant to the Tamar agreement. The agreement is for a period of three years from January 1, 2016, with an option for extension of such period as well as early termination rights. In addition, ORL is under the TOP obligation regarding a certain annual quantity of natural gas based on a mechanism set forth in the agreement. OPC Hadera has an option to stop selling gas if it reaches the commercial operation earlier than expected or in February 2018 with prior written notice.

Note 21 – Contingent Liabilities, Commitments and Concessions (Cont’d)

(c)	OPC Hadera, Israel (cont’d)

IDOM Servicios Integrados

On January 21, 2016, an agreement was signed between OPC Hadera and SerIDOM Servicios Integrados IDOM, S.A.U (hereinafter - “IDOM”), for the design, engineering, procurement and construction of a cogeneration power plant in consideration of approximately $156 million (including additions to the Agreement that were signed at a later date), which is payable on the basis of progress and the achievement of milestones. The agreement contains a mechanism for the compensation of OPC Hadera in the event that IDOM fails to meet its contractual obligations, up to the amounts that are set forth in the agreement. IDOM has provided bank guarantees and a corporate guarantee by its parent company to secure said obligations and OPC Hadera has extended to IDOM a guarantee to secure part of OPC Hadera's liabilities.

General Electric International and GE Global Parts

On June 27, 2016, OPC Hadera entered into a long-term service agreement (hereinafter - “the Service Agreement”) with General Electric International Ltd. (hereinafter - “GEI”) and GE Global Parts & Products GmbH (hereinafter - “GEGPP”), pursuant to which these two companies will provide maintenance treatments for the two gas turbines of GEI, generators and auxiliary facilities of the OPC Hadera Power Plant for a period commencing on the date of commercial operation until the earlier of: (a) the date on which all of the covered units (as defined in the Service Agreement) have reach the end-date of their performance and (b) 25 years from the date of signing the Service Agreement. The cost of the service agreement amounts to $42 million when the consideration will be payable over the term of the Agreement, based on the formula prescribed therein.

The Service Agreement contains a guarantee of reliability and other obligations concerning the performance of the Power Plant and indemnification to OPC Hadera in the event of failure to meet the performance obligations. At the same time, OPC Hadera has undertaken to pay bonuses in the event of improvement in the performance of the plant as a result of the maintenance works, up to a cumulative ceiling for every inspection period. GEI provided its subsidiary with a corporate guarantee of the parent company. To secure these liabilities, IC Power Asia Development Ltd. (hereinafter ICPAD) provided GEI with a corporate guarantee to secure some of OPC Hadera's liabilities. Subsequent to the report date, in 2018, OPC Hadera assumed the corporate guarantee that was provided by ICPAD.

(d)	OPC Energy Ltd., Israel

Option agreement with Hadera Paper

On April 5, 2017, OPC Energy signed an option agreement with Hadera Paper, effective from February 9, 2017, concerning the lease of an area of some 68,000 sq.m. in proximity to the Hadera Power Plant, pending the approval of the competent organs. The option period commenced on the date of signing and expires on December 31, 2022. The option period is divided into three periods for which the option fees will be payable: NIS 500 thousand (approximately $144 thousand) for 2017; NIS 1.5 million (approximately $433 thousand) for 2018; and NIS 3 million (approximately $865 thousand) for each of the years 2019 through 2022 (inclusive). As part of the agreement, OPC Energy undertakes to work to obtain statutory authorization for the construction of a power plant on the leased area and to pursue the advancement and approval of the statutory plan within the option period. OPC Energy may terminate the option agreement with an advance notice of 14 days during the first option period (i.e. until December 31, 2017).

Additionally, OPC Energy is required to notify, at least 90 days prior to the end of each option year, of its intention to extent the option for an additional year. Otherwise, the option will expire at the end of the same year. According to the agreement, the option will expire if the National Infrastructure Committee refuses to approve the statutory plan and OPC Energy will not initiate legal proceedings in connection with such refusal. The agreement also prescribes the principles of the lease agreement that would be signed subject to the exercise of the option and stipulates that the option will expire if, at the end of 120 days of the date of signing of the option agreement, the parties fail to agree on the wording of the lease agreement. According to the principles that are set forth in the option agreement in relation to the lease agreement, the lease period will be 25 years less one month, starting on the handing over of possession in the leasehold (i.e. the date of exercising the option) or on the date of commencement of commercial operation, as set forth in the agreement, with an option to extend the engagement. It is further stipulated that the lease agreement will not include a liability limit and that OPC Energy will bear all fees, taxes and payments that are imposed in respect of the construction of a power plant on the leasehold.

Note 21 – Contingent Liabilities, Commitments and Concessions (Cont’d)

(d)	OPC Energy Ltd., Israel (cont’d)

Zomet Energy Ltd.

On April 6, 2017, OPC Energy (formerly IC Power Israel) entered into a series of agreements to acquire 95% of the shares of Zomet Energy Ltd. (Zomet) from Ipswich Holdings Netherlands B.V. (47.5%) and Rapac Energy Ltd. (47.5%), and an agreement with Methy Invest S.A. (Methy) for the waiver of its rights in connection with the shares of Ipswich and Rapac. Zomet holds the rights to develop a natural gas fired power station at Plugot Junction (Israel) with an estimated capacity of approximately 396 MW, and the land rights and statutory approvals.

The total transaction consideration under the aforesaid agreements is expected to aggregate approximately $24 million, subject to adjustments pertaining to the volume of the Zomet Project and subject to the payment milestones that are stipulated in the agreement.

On August 7, 2017, OPC Energy received a letter from the Israel Antitrust Authority and the Chairman of the Committee for the Reduction of Concentration (“the Concentration Committee”), addressed to the Electricity Authority, stating that the Concentration Committee recommends not to grant a conditional license for the Zomet project.

Negotiations were held between OPC Energy and the Concentration Committee, including Kenon and interested parties therein. As of the date of this report, the decision of the Concentration Committee is pending and there is no certainty that its decision will permit the completion of the transaction.

In March 2018, OPC completed the acquisition of 95% of the shares of Zomet Energy, although Zomet still requires the necessary regulatory approvals, the approval for a new conditional licenses for electricity generation of the Electricity Authority and the approval of the Anti-Trust Commissioner.

(e)	OPC Rotem and OPC Hadera

Energean agreement

On December 6, 2017, OPC Rotem and OPC Hadera signed an agreement with Energean Israel Ltd. (hereinafter - "Energean"), which have holdings in the Karish and Tanin gas reservoirs (hereinafter - "the gas reservoir"), subject to the fulfillment of suspending conditions). The agreements with OPC Rotem and OPC Hadera are separate and independent. According to the terms set forth in the agreements, the total quantity of natural gas that OPC Rotem and OPC Hadera are expected to purchase is about 9 BCM (for OPC Rotem and OPC Hadera together) for the entire supply period (hereinafter - the "Total Contractual Quantity"). The agreement includes, among other things, TOP mechanism under which OPC Rotem and OPC Hadera will undertake to pay for a minimum quantity of natural gas, even if they have not used it.

The agreements include additional provisions and arrangements for the purchase of natural gas, and with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operational mechanisms.

The agreements are valid for 15 years from the date the agreement comes into effect or until completion of the supply of the total contractual quantity from Energean to each of the subsidiaries (OPC Rotem and OPC Hadera ). According to each of the agreements, if after the elapse of 14 years from the date the agreement comes into effect, the contracting company did not take an amount equal to 90% of the total contractual quantity, subject to advance notice, each party may extend the agreement for an additional period which will begin at the end of 15 years from the date the agreement comes into effect  until the earlier of: (1) completion of consumption of the total contractual quantity; or (2) at the end of 18 years from the date the agreement comes into effect. The agreement includes circumstances under which each party will be entitled to bring the relevant agreement to an end before the end of the contractual period, in case of prolonged non-supply, damage to collateral and more.

As for the consideration, the price of natural gas is based on an agreed formula, linked to the electricity generation component and includes a minimum price. The total financial volume of the agreements may reach $ 1.3 billion (assuming maximum consumption according to the agreements and according to the gas price formula as at the report date), and depends mainly on the electricity generation component and the gas consumption. On January 14, 2018, the agreement was approved by OPC Energy’s shareholders.

(f)	Inkia Energy Limited

Under the share purchase agreement, our subsidiary Inkia has agreed to indemnify the buyer and its successors, permitted assigns, and affiliates against certain losses arising from a breach of Inkia’s representations and warranties and certain tax matters, subject to certain time and monetary limits depending on the particular indemnity obligation. These indemnification obligations are supported by (a) a three-year pledge of shares of OPC which represent 25% of OPC’s outstanding shares, (b) a deferral of $175 million of the purchase price in the form of a four-year $175 million Deferred Payment Agreement, accruing interest at 8% per year and payable in-kind, and (c) a three-year corporate guarantee from Kenon for all of the Inkia’s indemnification obligations.

Note 22 – Share Capital and Reserves

A.	Share Capital

	Company
	No. of shares
	(’000)
	2017	2016
Authorised and in issue at January, 1	53,720	53,694
Authorised and in issued as part of the spin-off from IC	—	—
	53,720	53,694
Issued for share plan	88	26
Authorised and in issue at December. 31	53,808	53,720

All shares rank equally with regards to Company’s residual assets.  The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All issued share are fully paid with no par value.

The capital structure of the Company comprises of issued capital and accumulated profits.  The management manages its capital structure to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirement.

In 2017, 87,911 (2016: 25,692) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $12.51 (2016: $9.34) per share.

Capital reduction

In December 2017, Kenon's shareholders approved a capital reduction to permit a distribution to shareholders of a portion of the proceeds received from the sale of Kenon's Latin American and Caribbean power generation and distribution businesses (the "Sale"). The capital reduction of up to $750 million was approved by the High Court of the Republic of Singapore on February 20, 2018. Kenon's Board of Directors considered a number of factors in determining the amount of the distribution, including the amount of proceeds from the Sale remaining after the repayment of debt, the payment of tax and other expenses, and Kenon's anticipated cash needs after the distribution.

On March 22, 2018, Kenon distributed an aggregate amount of $665 million, or $12.35 per share, to Kenon’s shareholders. The share capital and total equity of Kenon will be reduced by $665 million in 2018. Following Kenon’s payment of the distribution, repayment of debt, payment of tax and other expenses, Kenon will retain cash in excess of $50 million at the holding company level (see Note 33.1.A).

B.	Translation reserve

The translation reserve includes all the foreign currency differences stemming from translation of financial statements of foreign activities as well as from translation of items defined as investments in foreign activities commencing from January 1, 2007 (the date IC first adopted IFRS).

C.	Capital reserves

Capital reserves reflect the unrealized portion of the effective part of the accrued net change in the fair value of hedging derivative instruments that have not yet been recorded in the statement of profit or loss.

Note 22 – Share Capital and Reserves (Cont’d)

D.	Kenon's share plan

Kenon has established a share incentive plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the Company, and IC pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2015 and 2014, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The fair value of the shares granted in 2017 is $1 million (2016: $240 thousand, 2015: $ 940 thousand) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $508 thousand as general and administrative expenses in 2017 (2016: $547 thousand, 2015: $566 thousand).

Note 23 – OPC Energy Ltd’s Initial Public Offering

On August 10, 2017, OPC Energy Ltd (“OPC”) completed the issuance of 31,866,700 ordinary shares on the Tel Aviv Stock Exchange to the public at a price of NIS 12.5 per share (approximately US$ 3.47 per share). The proceeds of the issuance amount to approximately NIS 399 million (approximately $ 111 million), net of issuance costs of NIS 39 million (approximately $11 million). After the completion of the issuance, the public holds 24.2% of OPC’s shares, while the Group’s equity interest was diluted to 75.8% of the total issued shares of OPC. As a result of the dilution, the Group, registered $57 million, net of capital reserves realization, in equity attributable to equity holders and $42 million in non-controlling interest.

Note 24 – Cost of Sales and Services

	For the Year Ended December 31
	2017	2016*	2015*
	$ thousands
Capacity and energy purchases and transmission costs	50,973	57,310	93,196
Fuel, gas and lubricants	137,832	133,012	142,967
Payroll and related expenses	6,269	5,942	4,325
Regulatory expenses	62,908	48,509	-
Third party services	2,670	2,890	-
Other	6,484	4,003	4,328
	267,136	251,666	244,816

* Restated (See note 2.E)

Note 25 – Selling, General and Administrative Expenses

	For the Year Ended December 31
	2017	2016*	2015*
	$ thousands
Payroll and related expenses	21,380	14,830	17,085
Depreciation and amortization	691	641	817
Professional fees	20,334	23,863	9,576
Other expenses	13,887	7,761	22,248
	56,292	47,095	49,726

* Restated (See note 2.E)

Note 26 – Financing Income (Expenses), Net

	2017	2016	2015
	$ thousands
Financing income
Interest income from bank deposits	640	2,269	4,772
Net change from change in exchange rates	2,259	5,448	521
Net changes in fair value of Tower options series 9	-	-	2,119
Net change in fair value of derivative financial instruments	-	6	2,720
Other income	5	1	589
Financing income	2,904	7,724	10,721
Financing expenses
Interest expenses to banks and others	(59,514)	(45,317)	(34,378)
Net change from change in exchange rates	-	-	(648)
Net change in fair value of derivative financial instruments	(1,168)	-	-
Other expenses	(9,484)	(1,959)	(1,368)
Financing expenses	(70,166)	(47,276)	(36,394)
Net financing expenses recognized in the statement of profit and loss	(67,262)	(39,552)	(25,673)

Note 27 – Income Taxes

A.	Components of the Income Taxes

	For the Year Ended December 31
	2017	2016	2015
	$ thousands
Current taxes on income
In respect of current year*	64,291	1,687	25
In respect of prior years	44	92	(294)
Deferred tax income
Creation and reversal of temporary differences	8,474	473	9,312
Total taxes on income	72,809	2,252	9,043
No previously unrecognized tax benefits were used in 2015, 2016 or 2017 to reduce our current tax expense.

*
Current taxes on income for the current year includes $61 million taxes payable in connection with a planned restructuring to simplify the holding structure of some of the companies remaining in the Kenon group subsequent to the Inkia transaction. As a result of this restructuring (which was substantially completed in January 2018), Kenon will hold its interest in OPC directly. Kenon does not expect any further tax liability in relation to any future sales of its interest in OPC.

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31
	2017	2016	2015
	$ thousands
(Loss)/profit from continuing operations before income taxes	(135,636)	(426,900)	32,154
Statutory tax rate	17.00%	17.00%	17.00%
Tax computed at the statutory tax rate	(23,058)	(72,573)	5,466

Increase (decrease) in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in losses of associated companies	20,924	31,651	18,880
Income subject to tax at a different tax rate	63,446	(2,548)	7,218
Non-deductible expenses	12,850	41,960	3,944
Exempt income	(7,006)	-	(35,651)
Taxes in respect of prior years	44	92	(294)
Impact of change in tax rate	-	-	-
Changes in temporary differences in respect of which deferred taxes are not recognized	4,285	1,419	580
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	350	2,449	8,335
Differences between the measurement base of income reported for tax purposes and the income reported in the financial statements	13	-	(419)
Other differences	961	(198)	984
Taxes on income included in the statement of profit and loss	72,809	2,252	9,043

Note 27 – Income Taxes (Cont’d)

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Employee benefits	Carryforward of losses and deductions for tax purposes	Other*	Total
	$ thousands
Balance of deferred tax asset (liability) as at January 1, 2016	(123,968)	601	61,943	(73,966)	(135,390)
Changes recorded on the statement of profit and loss	(48,212)	286	28,014	1,741	(18,171)
Changes recorded to equity reserve	—	61	—	(5,249)	(5,188)
Translation differences	(1,495)	15	398	791	(291)
Impact of change in tax rate	7,638	—	(5,620)	(8,875)	(6,857)
Changes in respect of business combinations	(41,456)	748	—	6,355	(34,353)
Balance of deferred tax asset (liability) as at December 31, 2016	(207,493)	1,711	84,735	(79,203)	(200,250)
Changes recorded on the statement of profit and loss	(13,940)	(1,097)	(13,919)	15,845	(13,111)
Changes recorded to equity reserve	-	882	-	(7,024)	(6,142)
Translation differences	(10,046)	24	4,397	1,253	(4,372)
Impact of change in tax rate	575	-	-	-	575
Sale of subsidiaries	140,736	(1,520)	(39,764)	71,095	170,547
Balance of deferred tax asset (liability) as at December 31, 2017	(90,168)	-	35,449	1,966	(52,753)

*	This amount includes deferred tax arising from derivative instruments, intangibles, undistributed profits, non-monetary items and trade receivables distribution.

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31
	2017	2016
	$ thousands
As part of non-current assets	-	25,104
As part of non-current liabilities	(52,753)	(225,354)
	(52,753)	(200,250)

Income tax rate in Israel is 24%, 25% and 26.5% for the years ended December 31, 2017 and December 31, 2016 and 2015, respectively.

On January 4, 2016, Amendment 216 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – “the Ordinance”) was passed in the Knesset. As part of the amendment, OPC’s and Hadera’s income tax rate was reduced by 1.5% to a rate of 25% as from 2016. Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

As a result of reducing the tax rate to 25%, the deferred tax balances as at January 4, 2016 were calculated according to the new tax rate specified in the Law for the Amendment of the Income Tax Ordinance, at the tax rate expected to apply on the reversal date.

Note 27 – Income Taxes (Cont’d)

In Singapore, under its one-tier corporate taxation system, profits are taxed at the corporate level at 17% and this is a final tax. Dividends paid by a Singapore resident company under the one-tier corporate tax system should not be taxable.

A Company is liable to pay tax in Singapore on income that is:
•	Accrued in or derived from Singapore; or
•	Received in Singapore from outside of Singapore.

Certain categories of foreign sourced income including,
•	dividend income;
•	trade or business profits of a foreign branch; or
•	service fee income derived from a business, trade or
•	profession carried on through a fixed place of operation in a foreign jurisdiction.
may be exempted from tax in Singapore.

Tax exemption should be granted when all of the three conditions below are met:

1.	The highest corporate tax rate (headline tax rate) of the foreign jurisdiction from which the income is received is at least 15% at the time the foreign income is received in Singapore;

2.
The foreign income had been subjected to tax in the foreign jurisdiction from which they were received (known as the "subject to tax" condition). The rate at which the foreign income was taxed can be different from the headline tax rate; and

3.	The Tax Comptroller is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

The Comptroller will regard the "subject to tax" condition as having met if the income is exempt from tax in the foreign jurisdiction due to tax incentive granted for substantive business activities carried out in that jurisdiction.

Extension of safe habour under Singapore Budget 2016

Singapore does not impose taxes on disposal gains, which are considered to be capital in nature, but imposes tax on income and gains of a trading nature. As such, whenever a gain is realized on the disposal of an asset, the practice of the IRAS is to rely upon a set of commonly-applied rules in determining the question of capital (not taxable) or revenue (taxable). Under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2022 (extended from May 31, 2017 to May 31, 2022) are generally not taxable if, immediately prior to the date of such disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

Deferred tax liability on undistributed earnings

Subsidiaries pay dividends on quarterly basis as long as they are in compliance with covenants derived from the borrowings agreements described in Note 16. Deferred tax is recognized for temporary differences related to undistributed earnings in subsidiaries that will reverse it in the foreseeable future. During 2017, the Group recorded an expense of $3 million in relation to this timing difference ($1 million in 2016).

Distributions of the earnings of foreign subsidiaries are subject to the withholding taxes imposed by the foreign subsidiaries´ jurisdictions of incorporation. I.C. Power does not have funds designated for, or subject to, permanent reinvestment in any country in which it operates.

Note 28 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	Income/(Loss) allocated to the holders of the ordinary shareholders

	For the Year Ended December 31
	2017	2016	2015
	$ thousands
Income/(Loss) for the year attributable to Kenon’s shareholders	236,590	(411,937)	72,992

Income for the year from discontinued operations (after tax)	476,565	35,150	72,781
Less: NCI	(24,928)	(13,250)	(12,872)
Income for the year from discontinued operations (after tax) attributable to Kenon’s shareholders	451,637	21,900	59,909

(Loss)/Income for the year from continuing operations attributable to Kenon’s shareholders	(215,047)	(433,837)	13,083

B.	Number of ordinary shares

	For the Year Ended December 31
	2017	2016	2015
	thousands
Weighted Average number of shares used in calculation of basic/diluted earnings per share	53,761	53,720	53,649

Note 29 – Discontinued Operations

(a)	I.C. Power (Latin America businesses)

In December 2017, Inkia, a wholly-owned subsidiary of IC Power completed the sale of its Latin American and Caribbean businesses to ISQ, an infrastructure private equity firm.

The sale generated proceeds of approximately $1,332 million consisting of $1,110 million proceeds paid by ISQ plus retained unconsolidated cash at Inkia of $222 million. This reflects the base purchase price of $1,177 million after certain adjustments, including estimated working capital, debt and cash at closing. The purchase price is subject to adjustments, including a final adjustment based on actual working capital, debt and cash amounts as of the closing date.

As part of the transaction, ISQ have assumed Inkia’s $600 million of bonds, which were issued in November and December 2017.

At the date of closing, ISQ paid $935 million and entered into a four year $175 million deferred payment obligation accruing 8% interest payable in kind.

In addition, Kenon’s subsidiaries is entitled to receive payments from ISQ in connection with certain insurance and other claims held by companies within the Inkia’s businesses. Included in the financials for FY2017, is $12 million that has been recognized in discontinued operations.

Set forth below are the results attributable to the discontinued operations

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
	$ thousands
Revenue	1,777,232	1,517,391	962,677
Cost of sales and services (excluding depreciation and amortization)	(1,235,214)	(1,076,563)	(620,180)
Depreciation and amortization	(135,733)	(132,998)	(85,482)
Gross profit	406,285	307,830	257,015
Income before taxes on income	152,280	92,233	126,116
Taxes on income	(73,141)	(57,083)	(53,335)
Income after taxes on income	79,139	35,150	72,781
Gain on sale of discontinued operations	529,923	-	-
Tax on gain on sale of discontinued operations	(132,497)	-	-
Income from discontinued operations	476,565	35,150	72,781

Net cash flows provided by operating activities	319,637	176,515	229,757
Net cash flows provided by/(used in) investing activities	816,544	(300,833)	(637,994)
Net cash flows (used in)/provided by financing activities	(103,524)	25,308	163,714
Cash and cash equivalents provided by/(used in) discontinued operations	1,032,657	(99,010)	(244,523)

Property, plant and equipment	2,937,005
Goodwill and intangible assets	357,835
Investments in associated companies	9,155
Deferred taxes, net	25,450
Income tax receivable	112,457
Trade and other receivables	379,143
Inventories	91,718
Cash and cash equivalents	138,708
Trade and other liabilities	(2,753,476)
Net asset	1,297,995

Consideration received, satisfied in cash	934,573
Transaction costs	(3,280)
Cash and cash equivalents disposed off	(138,708)
Net cash inflow	792,585

Note 30 – Segment, Customer and Geographic Information

A.	General

The following summary describes the Group’s reportable segments in 2017:

1.	OPC – OPC Energy Ltd operates in the Israeli electricity generation sector, including the initiation, development, construction and operation of power plants and the sale and supply of electricity.

2.	Qoros Automotive – A China-based automotive company that is jointly-owned with a subsidiary of Wuhu Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company.

In addition to the segments detailed above, the Group has other activities, such as the discontinued power businesses in Latin America and Caribbean, container shipping services and renewable energy businesses categorized as Others.

Evaluation of the operating segments performance is based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, income taxes and other items as presented in the tables below.

There were no intersegment sales in 2017, 2016 and 2015.

B.	Information regarding reportable segments

Financial information of the reportable segments is set forth in the following table.

	OPC	Qoros*	Other	Adjustments	Total
	$ thousands
2017
Total sales	365,395	-	309	-	365,704

Income/(loss) before taxes	22,708	(121,198)	(37,146)	-	(135,636)
Income Taxes	(8,945)	-	(63,864)	-	(72,809)
Income/(loss) from continuing operations	13,763	(121,198)	(101,010)	-	(208,445)

Depreciation and amortization	30,102	-	692	-	30,794
Financing income	(1,088)	-	(13,230)	11,414	(2,904)
Financing expenses	33,753	-	47,827	(11,414)	70,166
Other items:
Share in losses/(income) of associated companies	-	121,198	(10,533)	-	110,665
Write back of impairment of investments	-	-	(28,758)	-	(28,758)
	62,767	121,198	(4,002)	-	179,963

Adjusted EBITDA	85,475	-	(41,148)	-	44,327

Segment assets	939,809	-	1,464,354	-	2,404,163
Investments in associated companies	-	1,694	120,000	-	121,694
					2,525,857
Segment liabilities	742,692	-	731,818	-	1,474,510
Capital expenditure	109,226	-	121,245	-	230,471

*	Associated Company – See Note 10.A.2 and 10.C.b.

Note 30 – Segment, Customer and Geographic Information (Cont’d)

	OPC	Qoros*	Other	Adjustments	Total
	$ thousands
2016
Total sales	324,188	-	65	-	324,253

Income/(loss) before taxes	20,450	(142,534)	(304,816)	-	(426,900)
Income Taxes	(67)	-	(2,185)	-	(2,252)
Income/(loss) from continuing operations	20,383	(142,534)	(307,001)	-	(429,152)

Depreciation and amortization	26,697	-	589	-	27,286
Financing income	(2,988)	-	(17,081)	12,345	(7,724)
Financing expenses	22,838	-	36,783	(12,345)	47,276
Other items:
Share in losses/(income) of associated companies	-	142,534	43,681	-	186,215
Provision of financial guarantee	-	-	130,193	-	130,193
Impairment of investments	-	-	72,263	-	72,263
	46,547	142,534	266,428	-	455,509

Adjusted EBITDA	66,997	-	(38,388)	-	28,609

Segment assets	667,631	-	4,261,929	-	4,929,560
Investments in associated companies	-	117,593	90,640	-	208,233
					5,137,793
Segment liabilities	533,684	-	3,709,905	-	4,243,589
Capital expenditure	72,540	-	245,313	-	317,853

*	Associated Company – See Note 10.A.2 and 10.C.b.

	OPC	Qoros*	Other	Adjustments	Total
	$ thousands
2015
Total sales	325,570	-	329	-	325,899

Income/(loss) before taxes	29,975	(196,223)	198,402	-	32,154
Income Taxes	(8,151)	-	(892)	-	(9,043)
Income/(loss) from continuing operations	21,824	(196,223)	197,510	-	23,111

Depreciation and amortization	25,435	-	1,605	-	27,040
Financing income	(3,140)	-	(7,581)	-	(10,721)
Financing expenses	26,315	-	10,079	-	36,394
Other items:
Share in losses/(income) of associated companies	-	196,223	(9,190)	-	187,033
Gain from distribution of dividend in kind	-	-	(209,710)	-	(209,710)
Asset impairment	-	-	6,541	-	6,541
	48,610	196,223	(208,256)	-	36,577

Adjusted EBITDA	78,585	-	(9,854)	-	68,731

Segment assets	810,551	-	3,303,204	-	4,113,755
Investments in associated companies	-	158,729	210,293	-	369,022
					4,482,777
Segment liabilities	676,832	-	2,542,390	-	3,219,222
Capital expenditure	18,273	-	556,116	-	574,389

*	Associated Company – See Note 10.A.2 and 10.C.b.

Note 30 – Segment, Customer and Geographic Information (Cont’d)

C.	Customer and Geographic Information

Major customers

Following is information on the total sales of the Group to material customers and the percentage of the Group’s total revenues (in $ thousand):

	2017		2016		2015
Customer	Total revenues	Percentage of revenues of the Group	Total revenues	Percentage of revenues of the Group	Total revenues	Percentage of revenues of the Group

Customer 1	75,735	20.71%	59,880	18.47%	70,545	21.65%
Customer 2	*	*	*	*	35,760	10.97%
Customer 3	53,605	14.66%	39,355	12.14%	43,904	13.47%
Customer 4	50,447	13.79%	32,446	10.01%	35,650	10.94%
Customer 5	38,212	10.45%	36,391	11.22%	*	*

(*)          Represents an amount less than 10% of revenues.

Information based on geographic areas

The Group’s geographic revenues are as follows:

	For the year ended December 31
	2017	2016	2015
	$ thousands
Israel	365,395	324,188	325,570
Others	309	65	329
Total revenues	365,704	324,253	325,899

The Group’s non-current assets* on the basis of geographic location:

	As at December 31
	2017	2016
	$ thousands
Peru	-	1,910,421
Guatemala	-	682,985
Israel	617,358	495,639
Others	447	785,033
Total non-current assets	617,805	3,874,078

* Composed of property, plant and equipment and intangible assets.

Note 31 – Related-party Information

A.	Identity of related parties:

The Group’s related parties are as defined in IAS 24 – Related Party Disclosures and included: Kenon’s beneficial owners and Kenon’s subsidiaries, affiliates and associates companies.

In the ordinary course of business, some of the Group’s subsidiaries and affiliates engage in business activities with each other.

Ordinary course of business transactions are aggregated in this Note. Other than disclosed elsewhere in the consolidated financial statements during the period, the Group engaged the following material related party transactions.

Key management personnel of the Company are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The directors, co-CEOs, chief financial officer, general counsel and vice president of business development, are considered as key management personnel of the Company.

B.	Transactions with directors and officers (Kenon's directors and officers):

B. Key management personnel compensation

	2017	2016
	$ thousands

Short-term benefits	5,632	4,352
Share-based payments	508	547
	6,140	4,899

C.	Transactions with related parties (excluding associates):

	For the year ended December 31
	2017	2016	2015
	$ thousands
Sales of electricity	102,443	148,119	135,655
Administrative expenses	331	614	329
Sales of gas	31,296	29,873	—
Financing expenses, net	18,444	14,475	10,716

D.	Transactions with associates:

	For the year ended December 31
	2017	2016	2015
	$ thousands
Sales of electricity	—	—	5,115
Operating expenses	—	—	204
Other income, net	198	178	95

Note 31 – Related-party Information (Cont’d)

E.	Balances with related parties:

	As at December			As at December
	2017			2016
	Ansonia	Other related parties *	Total	Ansonia	Other related parties *	Total
	$ thousands			$ thousands
Cash and short-term deposit	—	—	—	—	2,462	2,462
Trade receivables	—	12,778	12,778	—	12,245	12,245

Loans and Other Liabilities
In US dollar or linked thereto	75,081	242,598	317,679	45,735	222,971	268,706
Weighted-average interest rates (%)	6.00%	7.69%	7.29%	6.00%	7.24%	6.62%

Repayment years
Current maturities	75,081	242,598		—	—
Second year	—	—		45,735	—
Third year	—	—		—	—
Fourth year	—	—		—	—
Fifth year	—	—		—	—
Sixth year and thereafter	—	—		—	222,971
	75,081	242,598		45,735	222,971

*	IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“ORL”).

  These balances relate to amounts with entities that are related to Kenon's beneficial owners.

F.	Regarding the ZIM's restructuring and IC’s part in the restructuring, see Note 10.C.a.

G.	Regarding the convertible loan from Ansonia to Quantum, see Note 10.C.b.6.

H.	Gas Sale Agreement with ORL, see Note 21.B.(c).

Note 32 – Financial Instruments

A.	General

The Group has international activity in which it is exposed to credit, liquidity and market risks (including currency, interest, inflation and other price risks). In order to reduce the exposure to these risks, the Group holds derivative financial instruments, (including forward transactions, interest rate swap (“SWAP”) transactions, and options) for the purpose of economic (not accounting) hedging of foreign currency risks, inflation risks, commodity price risks, interest risks and risks relating to the price of inputs.

This note presents information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing the risk.

The risk management of the Group companies is executed by them as part of the ongoing current management of the companies. The Group companies monitor the above risks on a regular basis. The hedge policies with respect to all the different types of exposures are discussed by the boards of directors of the companies.

The comprehensive responsibility for establishing the base for the risk management of the Group and for supervising its implementation lies with the Board of Directors and the senior management of the Group.

B.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on their obligations under the contract. This includes any cash amounts owed to the Group by those counterparties, less any amounts owed to the counterparty by the Group where a legal right of set-offs exist and also includes the fair values of contracts with individual counterparties which are included in the financial statements. The maximum exposure to credit risk at each reporting date is the carrying value of each class of financial assets mentioned in this note.

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at December 31
	2017	2016
	$ thousands
	Carrying amount
Cash and cash equivalents	1,417,388	326,635
Short-term investments and deposits	7,144	89,545
Trade receivables, net	44,137	284,532
Long-term trade receivables	-	10,120
Other current assets	35,752	28,462
Deposits and other long-term receivables including derivative instruments	281,717	66,434
	1,786,138	805,728

The maximum exposure to credit risk for trade receivables, as of the date of the report, by geographic region was as follows:

	As at December 31
	2017	2016
	$ thousands
Israel	44,058	34,779
South America	-	93,293
Central America	-	155,142
Other regions	79	11,438
	44,137	294,652

Note 32 – Financial Instruments (Cont’d)

(2)	Aging of debts and impairment losses

Set forth below is an aging of the trade receivables:

	As at December 31, 2017			As at December 31, 2016
	For which impairment was not recorded	For which impairment was recorded		For which impairment was not recorded	For which impairment was recorded
		Gross	Impairment		Gross	Impairment
	$ thousands			$ thousands
Not past due	50	—	—	233,787	8	(8)
Past due up to 3 months	40,879	—	—	50,723	—	—
Past due 3 – 6 months	3,208	—	—	9,160	282	(282)
Past due 6 – 9 months	—	—	—	83	—	—
Past due 9 – 12 months	—	—	—	652	—	—
Past due more than one year	—	—	—	247	4,714	(4,714)
	44,137	—	—	294,652	5,004	(5,004)

C.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and adverse credit and market conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group manages its liquidity risk by means of holding cash balances, short-term deposits, other liquid financial assets and credit lines.

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2017
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ thousands
Non-derivative financial liabilities
Loans from banks and others *	317,684	317,786	317,786	-	-	-
Trade payables	58,895	58,895	58,895	-	-	-
Other payables	77,869	77,964	77,964	-	-	-
Non-convertible debentures **	91,122	125,089	13,153	7,086	34,033	70,817
Loans from banks and others **	627,150	846,652	157,805	50,768	173,222	464,857
Liabilities in respect of financing lease	-	-	-	-	-	-
Financial guarantee ***	44,342	44,342	44,342	-	-	-

Financial liabilities – hedging instruments
Forward exchange rate contracts	439	439	439	-	-	-

Financial liabilities not for hedging
Derivatives on exchange rates	73	73	73	-	-	-
	1,217,574	1,471,240	670,457	57,854	207,255	535,674

*	Excludes current portion of long-term liabilities.
**	Includes current portion of long-term liabilities.
***	Financial Guarantees contractual period in Qoros is dependent on Qoros’s timeliness to meet the obligation of current loans payable.

Note 32 – Financial Instruments (Cont’d)

	As at December 31, 2016
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ thousands
Non-derivative financial liabilities
Loans from banks and others *	213,417	219,651	219,651	-	-	-
Trade payables	285,612	285,612	285,612	-	-	-
Other payables	160,540	160,540	59,650	10,121	21,718	69,051
Non-convertible debentures **	867,287	1,190,032	58,113	57,217	616,765	457,937
Loans from banks and others **	2,143,499	2,756,851	340,684	244,508	977,251	1,194,408
Liabilities in respect of financing lease	88,169	114,069	13,013	12,171	57,432	31,453
Financial guarantee ***	118,763	118,763	118,763	-	-	-

Financial liabilities – hedging instruments
Interest SWAP contracts	22,865	22,865	9,930	5,788	4,192	2,955
Forward exchange rate contracts	2,399	2,399	1,627	772	-	-

Financial liabilities not for hedging
Interest SWAP contracts and options	2,125	2,125	783	570	688	84
Derivatives from debt restructure	29,594	29,594	-	29,594	-	-
	3,934,270	4,902,501	1,107,826	360,741	1,678,046	1,755,888

*	Excludes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
**	Includes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
***	Financial Guarantees contractual period in Qoros is dependent on Qoros’s timeliness to meet the obligation of current loans payable.

D.	Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and prices of capital products and instruments will affect the fair value of the future cash flows of a financial instrument.

The Group buys and sells derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Boards of Directors of the companies. For the most part, the Group companies enter into hedging transactions for purposes of avoiding economic exposures that arise from their operating activities. Most of the transactions entered into do not meet the conditions for recognition as an accounting hedge and, therefore, differences in their fair values are recorded on the statement of profit and loss.

(1)	CPI and foreign currency risk

Currency risk

The Group’s functional currency is the U.S. dollar. The exposures of the Group companies are measured with reference to the changes in the exchange rate of the dollar vis-à-vis the other currencies in which it transacts business.

The Group is exposed to currency risk on sales, purchases, assets and liabilities that are denominated in a currency other than the respective functional currencies of the Group entities. The primary exposure is to the shekel, euro, pound, Peruvian Nuevo Sol and yuan (RMB).

The Group uses options and forward exchange contracts on exchange rates for purposes of hedging short-term currency risks, usually up to one year, in order to reduce the risk with respect to the final cash flows in dollars deriving from the existing assets and liabilities and sales and purchases of goods and services within the framework of firm or anticipated commitments, including in relation to future operating expenses.

The Group is exposed to currency risk in relation to loans it has taken out and debentures it has issued in currencies other than the dollar. The principal amounts of these bank loans and debentures have been hedged by swap transactions the repayment date of which corresponds with the payment date of the loans and debentures.

Note 32 – Financial Instruments (Cont’d)

Inflation risk

The Group has CPI-linked loans. The Group is exposed to high payments of interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

(a)	Exposure to CPI and foreign currency risks The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2017
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	158,679	—	18,593
Short-term investments, deposits and loans	60,855	—	—
Trade receivables	42,004	—	—
Other receivables	2,686	—	3,603
Long-term deposits and loans	25,600	—	—
Total financial assets	289,824	—	22,196

Loans from banks and others	—	—	30,308
Trade payables	31,286	—	86
Other payables	3,178	—	1,316
Long-term loans from banks and others and debentures	109,629	478,891	—
Total financial liabilities	144,093	478,891	31,710

Total non-derivative financial instruments, net	145,731	478,891	(9,514)
Derivative instruments	—	—	(439)
Net exposure	145,731	478,891	(9,953)

	As at December 31, 2016
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	11,810	—	24,240
Short-term investments, deposits and loans	29,137	—	26,198
Trade receivables	34,779	—	172,664
Other receivables	665	—	6,964
Long-term deposits and loans	20,349	—	16,412
Total financial assets	96,740	—	246,478

Loans from banks and others	—	—	34,998
Trade payables	26,913	—	128,512
Other payables	1,093	1,205	17,266
Long-term loans from banks and others and debentures	444	416,266	465,262
Total financial liabilities	28,450	417,471	646,038

Total non-derivative financial instruments, net	68,290	(417,471)	(399,560)
Derivative instruments	—	—	(2,421)
Net exposure	68,290	(417,471)	(401,981)

Note 32 – Financial Instruments (Cont’d)

(b)	Sensitivity analysis

A strengthening of the dollar exchange rate by 5%–10% against the following currencies and change of the CPI in rate of 5%–10% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2015.

	As at December 31, 2017
	10% increase	5% increase	5% decrease	10% decrease
	$ thousands
Non-derivative instruments
Shekel/dollar	13,248	6,940	(6,940)	(13,248)
CPI	(43,536)	(22,804)	22,804	43,536
Dollar/other	(2,559)	(1,269)	1,269	2,559

	As at December 31, 2016
	10% increase	5% increase	5% decrease	10% decrease
	$ thousands
Non-derivative instruments
Shekel/dollar	6,208	3,252	(3,252)	(6,208)
CPI	(37,952)	(19,880)	19,880	37,952
Dollar/other	(44,447)	(21,044)	19,037	36,332

(2)	Interest rate risk

The Group is exposed to changes in the interest rates with respect to loans bearing interest at variable rates, as well as in relation to swap transactions of liabilities in foreign currency for dollar liabilities bearing a variable interest rate.

The Group has not set a policy limiting the exposure and it hedges this exposure based on forecasts of future interest rates.

The Group enters into transactions mainly to reduce the exposure to cash flow risk in respect of interest rates. The transactions include interest rate swaps and “collars”. In addition, options are acquired and written for hedging the interest rate at different rates.

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31
	2017	2016
	Carrying amount
	$ thousands
Fixed rate instruments
Financial assets	1,438,243	157,121
Financial liabilities	-	(1,530,715)
	1,438,243	(1,373,594)

Variable rate instruments
Financial assets	-	20,167
Financial liabilities	(239,876)	(2,600,799)
	(239,876)	(2,580,632)

Note 32 – Financial Instruments (Cont’d)

Type of interest (Cont’d)

The Group’s assets and liabilities bearing fixed interest are not measured at fair value through the statement of profit and loss and the Group does not designate derivatives interest rate swaps as hedging instruments under a fair value hedge accounting model. Therefore, a change in the interest rates as at the date of the report would not be expected to affect the income or loss with respect to changes in the value of fixed – interest assets and liabilities.

A change of 100 basis points in interest rate at reporting date would have increased/(decreased) profit and loss before tax by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2017
	100bp increase	100 bp decrease
	$ thousands
Variable rate instruments	(2,399)	2,399

	As at December 31, 2016
	100bp increase	100 bp decrease
	$ thousands
Variable rate instruments	(25,806)	25,806

E.	Fair value

(1)	Fair value compared with carrying value

The Group’s financial instruments include mainly non-derivative assets, such as: cash and cash equivalents, investments, deposits and short-term loans, receivables and debit balances, investments and long-term receivables; non-derivative liabilities: such as: short-term credit, payables and credit balances, long-term loans, finance leases and other liabilities; as well as derivative financial instruments.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally identical or approximates the book value.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

	As at December 31, 2017
	Carrying amount	Level 2
	$ thousands
Non-convertible debentures	91,122	105,488
Long-term loans from banks and others (excluding interests)	527,706	649,487

	As at December 31, 2016
	Carrying amount	Level 2
	$ thousands
Non-convertible debentures	867,287	947,786
Long-term loans from banks and others (excluding interests)	2,116,740	2,354,612

*
The fair value is measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

Note 32 – Financial Instruments (Cont’d)

(2)	Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using an evaluation method. The various levels were defined as follows:

– Level 1: Quoted prices (not adjusted) in an active market for identical instruments.
– Level 2: Observed data, direct or indirect, not included in Level 1 above.

	As at	As at
	December 31, 2017	December 31, 2016
	Level 2	Level 2
	$ thousands	$ thousands
Assets
Derivatives not used for accounting hedge (a)	1,471	3,173
	1,471	3,173
Liabilities
Financial guarantee	-	—
Derivatives used for accounting hedge	439	25,264
Derivatives not used for accounting hedge	73	2,125
Other financial derivatives	-	29,594
	512	56,983

(a) Includes $3 million AIE’s embedded derivative not used for hedging. This embedded derivative corresponds to the fair value of AIE’s gas agreement which lets AIE to resell its not-used gas on the corresponding market to a third party.

(3)	Data and measurement of the fair value of financial instruments at Level 2

Level 2

The fair value of forward contracts on foreign currency is determined using trading programs that are based on market prices. The market price is determined based on a weighting of the exchange rate and the appropriate interest coefficient for the period of the transaction along with an index of the relevant currencies.

The fair value of contracts for exchange (SWAP) of interest rates and fuel prices is determined using trading programs which incorporate market prices, the remaining term of the contract and the credit risks of the parties to the contract.

The fair value of currency and interest exchange (SWAP) transactions is valued using discounted future cash flows at the market interest rate for the remaining term.

The fair value of transactions used to hedge inflation is valued using discounted future cash flows which incorporate the forward CPI curve, and market interest rates for the remaining term.

If the inputs used to measure the fair value of an asset or liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The fair value of marketable securities held for trade is determined using the ‘Discounts for Lack of Marketability’ (“DLOM”) valuation method, which is a method used to calculate the value of restricted securities. The method purports that the only difference between a company’s common stock and its restricted securities is the lack of marketability of the restricted securities which is derived from the price difference between both prices.

Note 32 – Financial Instruments (Cont’d)

The following table shows the valuation techniques used in measuring Level 2 fair values as at December 31, 2016 and 2015, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable data	Inter-relationship between significant unobservable inputs and fair value measurement
Interest rate Swaps
The Group applies standard valuation techniques such as: discounted cash flows for fixed and variables coupons (estimated with forward curves) using as discounted rates the projected LIBOR zero coupon curve. The observable inputs are obtained through market information suppliers.
		Not applicable	Not applicable

Foreign Exchange Forwards
The Group applies standard valuation techniques which include market observable parameters such as the implicit exchange rate calculated with forward points. These variables are obtained through market information suppliers.
		Not applicable	Not applicable

Credit from banks, others and debentures	Discounted cash flows with market interest rate	Not applicable	Not applicable

Marketable Securities held for trade	DLOM valuation method	Not applicable	Not applicable

Note 33 – Subsequent Events

1.	Kenon

A.
Kenon distributed, by way of a capital distribution, an aggregate amount of $665 million, or $12.35 per share, to Kenon’s shareholders on March 22, 2018. The share capital and total equity of Kenon will be reduced by $665 million in 2018 (See Note 22).

B.	On January 2, 2018, Kenon fully repaid the loan from IC for a total amount of $242 million (including the interest accrued).

2.	Qoros

A.
On January 8, 2018 Kenon announced that approvals for the ownership changes in Qoros had been obtained from the relevant office of the Chinese Ministry of Commerce and the new shareholding structure was registered with the relevant regulatory authority. As a result, the Baoneng group owns 51% of Qoros, and Kenon and Chery’s equity interest in Qoros is 24% and 25% respectively.

The investment is based on an RMB6.5 billion pre-investment valuation of Qoros (approximately $1 billion), excluding RMB1.89 billion (approximately $290 million) of existing shareholder loans.

The Investment Agreement provides for total funding by the Investor of RMB6.63 billion, of which RMB6.5 billion will be ultimately invested in Qoros’ equity and RMB130 million (approximately $20 million) of the Investment will be paid to Kenon. In addition, Qoros will be required to repay outstanding shareholder loans to each of Kenon and Chery in the principal amount of RMB944 million (approximately $145 million).

As part of the Investment Agreement, Kenon has a put option to sell its remaining interest in Qoros to the Baoneng group for total consideration of RMB3.12 billion (approximately $480 million), exercisable in two stages. The Baoneng group has an option exercisable over the next two years to increase its stake to 67% by investing further directly into Qoros

As a result of the transaction, Kenon will recognise an estimated gain on dilution of approximately $286 million in its financial statements in the first half of 2018.

Kenon will also value its put option and record that value in its financial statements in the first quarter of 2018. The valuation of the put is in progress and no estimate can currently be given.

Any changes in the equity holdings of Qoros as among Kenon, Chery and Baoneng Group, including as a result of exercising the put option or investment right, will result in adjustments to the respective parties’ pro rata obligations under the Qoros’ bank guarantees and pledges.

3.	IC Power

A.	Overseas Investment Peru S.A.

On January 3, 2018, Overseas Investment Peru S.A. fully prepaid its $100 million loan with Credit Suisse with an original maturity in February 2019. The amount paid was $101 million, which include the capital and the interest accrued as of the date of payment.

B.	OPC Hadera, Israel

On January 10, 2018, an application was filed with the Tel Aviv-Jaffa District Court for the approval of a derivative claim by a shareholder of ORL against former directors of ORL, which include OPC Energy Ltd., OPC Rotem, OPC Hadera, Israel Chemicals Ltd., as well as against the Israel Corporation Ltd.

The subject of the request is the gas purchase transactions of ORL, Israel Chemicals Ltd., OPC Rotem and OPC Hadera (hereinafter - the "Group Companies"), including their inter-company aspects, including: (1) a transaction of the Group Companies for the purchase of natural gas from Tamar Partners; and (2) transactions of the Group Companies for the purchase of natural gas from Energean.

As for the transaction with Energean, the plaintiff contends that beyond the Group's transaction with a third party (i.e., Energean), a transaction is required among the Group Companies themselves regarding the distribution of the economic benefits achieved in the joint negotiations in a manner that suits the purchasing and bargaining power of each of the group companies.

Note 33 – Subsequent Events (Cont’d)

The plaintiff contends that the alleged absence of such an inter-company transaction (or the alleged absence of a proper procedure regarding the distribution of the benefit) discriminates against ORL (the inter-company dimension is not at market conditions) and ORL does not receive its share in the economic benefits due to its large purchasing power and its contribution to the negotiations with Energean (inter alia, in view of the fact that the transaction was made at similar prices for the Group Companies.)

The main remedies for which the plaintiff is petitioning in relation to the Energean deal are a number of declarative and financial measures, and inter alia, an inter-company process that will reflect the differences in purchasing power between the companies.

With respect to the Tamar transaction, the petitioner claims that the Tamar transaction was not approved by ORL as required and additional claims regarding this transaction, including the question of its being beneficial to ORL and at market conditions; with respect to the Tamar transaction, declaratory remedies and compensatory remedies were requested from ORL and/or the refund of the amounts of the benefits that the OPC Hadera and the other parties to the transaction allegedly received, at the expense of ORL, with an additional coefficient petitioned. OPC Hadera is currently unable to determine the financial impact.

C.	IC Power Asia Development Ltd. (“ICPAD”) – Investment treaty agreement

IC Power Asia Development Ltd. (hereinafter ICPAD) has instituted a claim against the Government of Guatemala in respect of tax payments made by ICPAD's former subsidiaries DEORSA and DEOCSA which entities were sold as part of the sale of the Latin American and Caribbean businesses.

On February 20, 2018, ICPAD filed a claim against the government of Guatemala under the Agreement between the Government of the State of Israel and the Government of the Republic of Guatemala for the Reciprocal Promotion and Protection of Investments, or the Treaty, seeking restitution on the basis that the government of Guatemala has breached several of its obligations of treatment towards Israeli investors under the Treaty. ICPAD is seeking damages for the taxes paid by former subsidiaries DEORSA and DEOCSA and related costs and expenses, including interest on the taxes paid.

Statements of financial position of the Company As at December 31, 2017

	Note	2017	2016
		US$’000	US$’000
Non-current assets
Property, plant and equipment		48	169
Investment in subsidiaries	36	1,190,632	1,138,171
Investment in associate	37	120,000	90,000
Deposits		56	70
		1,310,736	1,228,410
Current assets
Prepayments and other receivables	38	19,392	6,250
Cash and cash equivalents		46,807	102,486
Total current assets		66,199	108,736

Total assets		1,376,935	1,337,146

Equity
Share capital	39	1,267,210	1,267,450
Capital reserve		7,056	6,307
Shareholder transaction reserve	40	3,601	3,601
Accumulated deficit		(244,607)	(285,150)
Total equity		1,033,260	992,208

Non-current liabilities
Loan payables	41	-	224,035
		-	224,035
Current liabilities
Financial guarantees	42	44,341	118,763
Loan payables	41	289,479	-
Trade and other payables		2,359	1,510
Accruals		7,496	630
Total current liabilities		343,675	120,903
Total liabilities		343,675	344,938
Total equity and liabilities		1,376,935	1,337,146

Notes to the Financial Statements

Note 34 - Basis of preparation

34.1	Statement of compliance

The statements of financial position have been prepared in accordance with the Group’s basis of preparation (see Note 2.A of consolidated financial statements).

Note 35 - Significant accounting policies

The accounting policies set out below have been applied consistently to the statements of financial position.

35.1	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Investments in subsidiaries are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

35.2	Investments in associate

Associates are entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Associates are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

35.3	Impairment

An impairment loss in respect of subsidiaries and associate is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognised in profit or loss, and is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognised if the carrying amount of an asset or CGU exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU.

Impairment losses are recognised in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Note 36 - Investment in subsidiaries

	2017	2016
	US$’000	US$’000

Unquoted equity investment, at cost	23,626	23,626
Loans to subsidiaries, at cost	1,149,735	1,097,274
Financial guarantees	29,676	29,676
Impairment losses	(12,405)	(12,405)
	1,190,632	1,138,171

Details of the subsidiaries are as follows:

Name of subsidiary	Principal activities	Principal place of business	2017	2016
			%	%

IC Green Energy Ltd	Renewable energy	United States	100	100
Quantum (2007) LLC	Investment holding	United States	100	100
Kenon TJ Holdings Pte Ltd	Investment holding	Singapore	100	100
Kenon UK Services Ltd	Management services	United Kingdom	100	100
IC Power Ltd	Investment holding	Singapore	100	100

Note – 37 Investment in associate

	2017	2016
	US$’000	US$’000

Unquoted equity investments, at cost	191,069	191,069
Impairment losses	(71,069)	(101,069)
	120,000	90,000

The movement in the allowance for impairment in respect of investments in associate during the year was as follows:

	2017	2016
	US$’000	US$’000

At 1 January	101,069	–
(Write-back of impairment)/impairment recognised	(30,000)	101,069
At 31 December	71,069	101,069

Following an improvement in the shipping industry in 2017, a write-back impairment of $30 million was recognised in 2017 to partially reverse the impairment loss in year 2016 (see Note 10.C.a.2 of consolidated financial statements).

Name of associate	Principal activities	Principal place of business	Ownership interest
			2017	2016
			%	%

ZIM Integrated Shipping Services Ltd	Shipping services	International	32	32

See Note 10.A.1 of the consolidated financial statements for the financial information for ZIM Integrated Shipping Services Ltd.

Note 38 - Prepayments and other receivables

	2017	2016
	US$’000	US$’000

Amount due from subsidiaries, non-trade	15,720	2,685
Amount due from associate, non-trade	30	-
Amount due from related companies, non-trade	7	-
Financial guarantee *	3,540	3,540
Prepayments	63	-
Other receivables	32	25
	19,392	6,250

*See Note 10.C.b.7.b of consolidated financial statements

Note 39 - Share capital

The capital structure of the Company comprises of issued capital and accumulated profits.  The management manages its capital structure to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirement (See Note 22 of consolidated financial statements).

Note 40 - Shareholder transaction reserve

In financial year 2016, the Company entered into an agreement with Ansonia Holdings Singapore B.V. (“Ansonia”) to transfer RMB 25M of the Company’s financial guarantee to Ansonia.

Note 41 - Loan payables

As at December 31, 2017, the Company has fully drawn its $200 million (2016: $200 million) credit facility from a related party, Israel Corporation and this loan was repaid on January 2, 2018 for a total of $242 million (See Note 33.1.B of consolidated financial statements).

As at December 31, 2017, the Company also has an intercompany loan of $47 million from its subsidiary, IC Power Ltd. This loan is interest free and is payable on demand.

Note 42 - Financial guarantees

As at December 31, 2017, the Company’s financial guarantees to Chery Automobile Investments Co., Ltd (“Chery”), in respect of an obligation of Qoros Automotive Co., Ltd (“Qoros”) to Chery, amounts to $44 million (see Note 10.C.b.7 of consolidated financial statements).

Note 43 - Financial instruments

Financial risk management

Overview

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk
•	market risk
•	liquidity risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management. Management is responsible for developing and monitoring the Company’s risk management. Management reports regularly to the Board of Directors on its activities.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalent, other receivables and deposits.

The carrying amount of financial assets in the statement of financial position represents the Company’s maximum exposure to credit risk. The Company does not hold any collateral in respect of its financial assets.

The cash and cash equivalents are held with bank and financial institution counterparties, which are rated AA- to AA+, based on rating agency Standard & Poor’s ratings.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

Interest rate risk

At the reporting date, the interest rate profile of the Company’s interest-bearing financial instruments was as follows.

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

		Profit or loss
	Nominal amount	100bp increase	100bp decrease
	US$’000	US$’000	US$’000
2017
Variable rate instruments
Loan payable	200,000	(2,000)	2,000

2016
Variable rate instruments
Loan payable	200,000	(2,000)	2,000

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the Company’s functional currency, the US dollar (USD). The currencies in which these transactions primarily are denominated are Singapore dollar (SGD), British pound (GBP), Chinese yuan (CNY) and Israeli New shekel (ILS).

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to currency risk

At the reporting date, the Company’s exposure to significant foreign currency risk was as follows:

	2017	2016
	US$’000	US$’000

Financial guarantee (CNY)	44,341	115,223
Trade and other payables (GBP)	524	725
Trade and other payables (SGD)	1,604	47
Accrual (GBP)	61	-
Accrual (SGD)	1053	-

Sensitivity analysis

A weakening (strengthening) of the foreign currency, as indicated below, against the US dollar at December 31, would have increased/(decreased) profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of the reporting period.  The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases.

	Profit or loss for the year ended December 31,
	2017	2016	2017	2016	2017	2016
US$ thousands	CNY		GBP		SGD

3% strengthening	(1,330)	(3,457)	(18)	(22)	(80)	(1)
3% weakening	1,330	3,457	18	22	80	1

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company monitors its liquidity and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and to mitigate the effects of fluctuations in cash flows.

The contractual obligations of financial liabilities as at financial year/period end are as follows:

	Carrying amount	Contractual cash flows	1 year	1-5 years	More than 5 years
	US$’000	US$’000	US$’000	US$’000	US$’000
At December 31, 2017
Financial liabilities
Accruals	7,496	7,496	7,496	–	–
Trade and other payables	2,359	2,359	2,359	–	–
Loan payable	289,479	289,479	289,479	–	–
Financial guarantee	44,341	44,341	44,341	–	–
	343,675	343,675	343,675	–	–
At December 31, 2016
Financial liabilities
Accruals	630	630	630	–	–
Trade and other payables	1,510	1,510	1,510	–	–
Loan payable	224,035	273,340	–	–	273,340
Financial guarantee	118,763	118,763	118,763	–	–
	344,938	394,243	120,903	–	158,511

Except for these financial liabilities and the cash flow arising from the financial guarantees, it is not expected that the cash flows included in the maturity analysis above could occur significantly earlier, or at significantly higher amounts.

Fair value compared with book value

Due to their nature, the fair value of the financial instruments included in the Company’s working capital is generally identical or approximates the book value.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

	Carrying amount	Level 2	Discount Rate (range)
	US$’000	US$’000%
December 31, 2016
Long-term loan payable (including interest)*	200,000	152,030	11.79

*
The fair value is measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.